MICHELIN

04036080

August 2, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 0 3 2004
WASH. D.C. 181 SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Michelin Performance and Responsibility Report.
- Michelin Performance and Responsibility Report - 2003 Update.
- Press Release dated July 30, 2004, including First Half 2004 Earnings information.
- Consolidated Earnings Guide dated July 2004.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Associate General Counsel

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354



A driving force behind sustainable mobility

MICHELIN :
Performance and Responsability

MICHELIN

Table of contents



This document presents the performance of the Michelin Group in 2002 with some information concerning 2003.

Caption



Facts



The viewpoints of our stakeholders



Progress objectives

Performance and Responsability

Dear Reader,
We are pleased to present the Michelin Performance and Responsibility Report. This report is intended for our teams, customers, shareholders, and all those who, in one way or the other, are interested in Michelin. This is a 360° analysis, carried out in the light of our Company values. We are fully aware that, today, expectations vis-à-vis companies cover a wide range of issues. We must be in touch with these expectations, and therefore we must be able to explain our mission in the best possible way. How do we generate wealth? How to fulfill our responsibilities around the world? How can we forge ahead and progress? The regular publishing of such Performance and Responsibility reports will allow to assess the road traveled together.

Michelin is a company. It is a Community of Men and Women whose future and development depend on the constantly renewed trust of its customers and shareholders.

Michelin is now 114 years old. Since 1889, our mission has been to contribute to the progress of the mobility of goods and people. This is our entire "raison d'être", our service given to society at large. How ? First by offering the best possible tires to all our customers and by putting our know-how in vehicle mechanics at the service of vehicle manufacturers.
The tire, which is the sole point of contact between the vehicle and the ground, represents a crucial piece of equipment in terms of mobility and road safety.
No flaw can be tolerated. Our prime objective is therefore to manufacture a safe, high-performing and economical tire. However our contribution to overall road activity goes far beyond that and includes: tire-related products, assistance services, information services, etc.

Gradually, over a little more than a century, we have gained 20% of the worldwide market share in our sector. Michelin has become one of the best known brands in the world. Our future is more than ever linked to our ability to maintain the balance of interest between Customers, Personnel, and Shareholders that we have managed to achieve –with constant adjustments of course– all through our history.
This balance is fragile. Very fragile. For small or large companies alike. As proven on a daily basis by the creation and demise of numerous companies.
To continue to exist is a challenging endeavor; and in this field, performance is the operative word.
To excel in a durable way requires that we maintain a sense of responsibility, which implies first of all that we be honest with all of those on whom the Company has a direct or indirect impact: customers, suppliers, local communities, etc.

PERFORMANCE AND RESPONSIBILITY! These two words perfectly describe the economic, social, environmental, and ethical requirements with which to pursue our daily activities around the world.
Historically, within our Company, we have materialized these requirements through a set of values: **respect for Customers - respect for People - respect for Shareholders - respect for the Environment.** With in each case a fundamental requirement: **respect for Facts.**

> A message from the Managing Partners



René Zingraff *Edouard Michelin*

In particular, we are aware of the importance of the contribution of our Company to the movement of people and the trading of goods, inseparable from social development.
In 1900, there were 8,000 automobiles worldwide compared to 800 million today. And there could be more than two billion at mid-century. However, due to the efficiency and incomparable flexibility of roads, the price to pay for this growth has been sharp criticism concerning the road sector: congestion, pollution, accidents...
Our efforts are aimed at making the need for mobility compatible with demographic changes, the evolution in life styles, growing urbanization, along with the environmental situation and the evolution of our energy resources.
Solutions do exist! We are promoting them.

Facts.
When, in 1946, we invented and launched the radial tire, we contributed all at once more safety, increased durability, 30% reduction in rolling resistance and thus a significant decrease in fuel consumption. In 1992, –year of the Rio Summit– the green tire was developed and launched contributing an additional 20% to 25% gain with identical positive consequences on fuel consumption and pollution. And progress continues –performance, safety, ... – from one generation of tire to the other.

A high level of economic performance is essential: it shows the good health of the Company. This allows to pay back our shareholders for the risk they take at our side, and to carry out a dynamic investment policy contributing to the development of our Company and of all its employees. But as shown by our corporate values, economic performance is not our Company's sole driving force.
In Europe, when we set up a structure to assist companies located near our own production sites, we help generate several thousand jobs. When in America, Asia, or Africa we organize road safety campaigns, provide training and education means to our employees, ensure the preservation of parcels of primeval forest located on one of our rubber plantations, take part in the life of local communities, we are simply remaining faithful to our values.

And we are now realizing that our values have never been so in line with the aspirations of the present-day world! We know that we can count on the quality of the Michelin teams to keep them alive.

Performance and responsibility? YES!

Édouard Michelin **René Zingraff**

Tire life stages

Production of raw materials, energy and services

Design and manufacturing


Oil industry
Steel industry
Research center
Production unit
Chemical and textile industries
Rubber growing
Pneumatiques
Distribution

€8,546 million purchases used in production in 2002

Social and economic impacts
500,000 to 600,000 people produce the natural rubber we use.
Production of the other raw materials used requires a much smaller workforce.

Environmental impacts
The environmental impacts of tire production are mainly linked to the extraction of raw materials and the manufacturing of semi-finished products used in production.
Natural rubber production requires a cultivated surface area of around one million hectares in humid tropical areas and contributes to the fixation of atmospheric carbon.



Weight of the global environmental impact of our activity (according to LCA, p. 99).

For further details
- *Our relationships with suppliers, pages 74 to 80.*
- *Raw material production, pages 101 to 102.*
- *Rubber tree growing and protection of the environment, page 103.*
- *The impacts of transportation of our raw materials and finished products, page 109.*

€5,152 million in salaries and social contributions, €113 million in dividends in 2002

Social and economic impacts
Michelin employs 126,000 people.
Its development is supported by more than 200,000 shareholders.

Environmental impacts
The environmental impacts linked to manufacturing are minor, compared with impacts linked to the other phases of the life cycle.



For further details
- *Michelin employees, pages 62 to 73.*
- *Our relationships with local communities, pages 81 to 83.*
- *Respect for Shareholders, pages 86 to 97.*
- *Environmental control of our industrial sites, pages 104 to 108.*
- *The impacts of transportation of our raw materials and finished products, page 109.*



Use

End-of-life processing



Retreading
Disposal
Energy recovery
Material recovery
Sports and play areas
Molded items
Road surfaces

€ €15,645 million in Net Sales in 2002

Social and economic impacts

We produce 190 million tires per year, enabling tens of millions of vehicles to run and thousands of aircraft to take off and land.

Environmental impacts

The main environmental impact of the tire life cycle is by far linked to its rolling resistance, which accounts for up to 20% of fuel consumption from cars and 30 to 40% from trucks.



For further details

- *Respect for Customers, pages 32 to 57.*
- *Our relationships with local authorities, pages 84 and 85.*
- *The impact of tire use on the environment, pages 110 to 115.*

Social and economic impacts

For several years now, we have contributed to the development of end-of-life tire recycling applications.

Environmental impacts

The impact of end-of-life tires on the environment is 25 times less than impact during the tire's use phase. However, by selling 190 million tires each year, we end up generating just as many end-of-life tires to be processed.

These tires can be recycled: retreading, use as fuel (tires have an energy value close to that of coal), manufacturing of rubberbased products, civil engineering work, etc.



Disposal in landfills is gradually disappearing.

For further details

- *Recycling end-of-life tires, pages 116 to 120.*





Michelin: mobility throughout the world

« At the end of the day, what is the defining aspect of our business? We manufacture tires, products designed to help transport people and goods, at the best possible price and in maximum safety. We provide travel related services. But beyond, the core of our business is mobility. »

Michelin Performance and Responsibility Charter

1 - Michelin Group worldwide presence

Michelin's main activities, tires and support services (distribution, assistance to users, etc) represent 98% of the Group's Net Sales. Suspension systems, mobility assistance services, tourist publications (guides, maps and atlases) and by-products bearing the Michelin brand name make a 2% contribution to total business.

Worldwide tire market on long-term growth trend...

The worldwide tire market, currently posting constant long-term growth, has more than doubled in 20 years, to $70.6 billion in 2002, 85% of which is generated by the Passenger Car and Light Truck market (925 million tires) and the Truck market (115 million tires).
This market is evenly balanced between Europe, North America and Asia, with these three continents representing 88% of the world market. Asia (excluding Japan) currently represents 20% of the world market and has the greatest growth potential.

... *regional markets more sensitive to local economic conditions*

After an initial slowdown in 2001, tire markets continued to lose ground in 2002, but signs of recovery appeared in late 2002. The tire market analyzed by geographical zone reflects the local dynamics of 2002:

- in North America, consumption picked up again in the first half of the year;
- in Western Europe, sluggish domestic demand;
- in Eastern Europe, solid growth;
- in Japan, moderate growth, linked to exports to the United States;
- in the rest of Asia, solid growth, particularly in China, with a regular 15% annual increase;
- in South America, demand was down.

Growth on world tire market
(in billions of US dollars)


80
60
40
20
0
1985
1990
1995
2000
2002

Source: The Business Global Tire Report

Worldwide market
(by tire category)


3.4%
0.7%
5.8%
6%
50.8%
33.3%
Passenger Car and Light Truck
Truck
Two-wheel
Earthmover
Agricultural
Aircraft

Worldwide market
(by geographical zone)


Europe
29%
North America
29%
Africa and Middle East
6%
Japan
10%
South America
6%
Asia, excluding Japan
20%

Breakdown of the world market by manufacturer - 2002 *(in Net Sales)*


18.7%
19.2%
1.8%
1.8%
2.0%
2.4%
3.3%
3.7%
3.8%
6.8%
17.4%
19.1%
Michelin
Bridgestone
Goodyear
Continental
Pirelli
Sumitomo Rubber
Yokohama Rubber
Cooper Tire
Kumho Industrial
Toyo Tire
Hankook Tire
Others

Source: Tire Business - September 2003

Geographical breakdown of main manufacturers' Net Sales *(%)*


13
40
47
47
43
10
18
57
25
8
26
65
34
7
59
Other zones *
North America
Europe
Michelin
Bridgestone
Goodyear
Continental
Pirelli (tires)

* *Asia and Pacific, South America, Africa and Middle East*

Share of original equipment and replacement tires in Michelin Group sales *(in units)*

Passenger Car-Light Truck and Truck


30%
70%
Original Equipment
Replacement

The competitive landscape: a concentrated industry

In line with the global economic trends of the past twenty years, the tire industry is relatively concentrated on a few key players. Indeed, compared with 1981, when the market was dominated by ten manufacturers, there are now only three international-scale groups: Bridgestone, Goodyear and Michelin, who totaled 55.7% of worldwide sales in 2002. Eight medium-sized, regional companies represent 25.6% of the market. The remaining 18.7% of the market is shared among local players or manufacturers specializing in more specific niche sectors.

Michelin, the world leader in 2002 with 19.2% of the market, is the only company with tire sales representing more than 90% of its total Net Sales. Tires are nonetheless central to the business of the three industry leaders, accounting for more than 75% of their income in all three cases. The three groups' home continents remain their core markets. Accordingly, Michelin generates 47% of its Net Sales in Europe, Goodyear 57% in North America and Bridgestone 47% in Asia.
The well-balanced geographical spread of Michelin's business enables the Group to offset local and cyclical market variations and benefit from long-term growth in the road transport sector.

Michelin in figures

In 2002, Michelin posted total Net Sales of €15.6 billion, up 2.7% against 2001 on a comparable Group structure basis, at constant exchange rates. Including currency effects, this corresponds to a stable result of -0.8%. The replacement tire market, in the Passenger Car-Light Truck and the Truck markets, represents some 70% of our sales in volume. Accordingly, before being an equipment supplier for vehicle manufacturers, Michelin is primarily a player on the consumer market for passenger cars and motorcycles and on the professional consumer goods market for light and heavy utility vehicles. All these markets are independent of the fluctuations of the original equipment market, which is linked to the production and sale of new vehicles.
The expenditure we make to realize our Net Sales corresponds to sources of income for a great many of our stakeholders. See page 61 for a breakdown of Net Sales.

Michelin holds the course

In a difficult economic climate, Michelin has succeeded in holding the course and enhancing its economic performance throughout 2002. The Group's operating margin totaled 7.8%, up 1.2 points over 2001. Net income after

Michelin Group sites throughout the world


Headquarters
Production plants (more than 70)
Technology Center sites
Michelin rubber plantations

tax virtually doubled to €614 million, or 3.9% of Net Sales. Net financial debt was down €1 billion.
In a relatively flat market, the operating result of the Passenger Car and Light Truck Product Line was up 7.6% and that of the Truck Product Line 41.3% compared with 2001.

The reduction in inventories - down from 23.2% of Net Sales in 2000 to 18.3% at year end 2002, thanks to an improved supply chain - is also proof of progress made in strengthening the Group's ability to consolidate its performance in an uncertain economic environment.

Highly international production

In 2002, Michelin produced 190 million tires in 74 plants located in 18 countries, and printed 22 million maps and guides. Designed in our Technology Center which is deployed over three continents (United States, France, Japan), our tires are marketed in more than 170 countries.

Michelin Group sales growth
(in millions of euros)


16,000
12,000
8,000
4,000
2,000
1992
1994
1996
1998
2000
2002
Europe
North America
Other zones

2 - Market-oriented organization

Product Lines, Group Services and Geographical Zones

For a more precise understanding of its markets and in order to establish the best possible strategy to meet - and anticipate - its customers' needs, the Michelin Group is organized into Product Lines, each one dedicated to an area of activity, with its own marketing, development, production and sales resources:
- Passenger Car and Light Truck;
- Truck;
- Specialty Product Lines which include the following activities: Agricultural, Aircraft, Components (semi-finished product manufacturing), Two-wheel, Earthmover, Wheels;
- Travel Publications.

Specific activities relating to digital travel information services are handled by ViaMichelin. New Michelin brand products, such as snow chains, pressure gauges, air pumps, sports shoes, etc., are managed by Michelin Lifestyle.

Organization of the Group



5 geographical zones
Africa and Middle East
Asia - Pacific
South America
North America
Europe
9 Product Lines
Passenger Car and Light Truck Product Line
Truck Product Line
Specialty Product Lines Agricultural, Aircraft, Components, Two-wheel, Earthmover, Wheels
Travel Publications Product Line, ViaMichelin, Michelin Lifestyle
Technology Center
Purchasing
Audit
Environment and Prevention
Finance
Information Systems
Corporate and Communications
Legal
Personnel
Plans, Results and Management Control
Quality and Organization
Supply Chain
Distribution Networks (Euromaster, TCI)
11 Group Services

The Product Lines are supported by eleven Group Services (see opposite), responsible for support functions. At the regional level, Group consistency and synergy is ensured by structures located in the five geographical zones: Europe, North America, South America, Asia and Pacific, Africa and Middle East. The Technology Center is responsible for research and development. Two product distribution entities (Euromaster in Europe and Tire Centers Inc. (TCI) in North America) complete this organization.



Group management structure

The Group is managed by two Managing Partners: Édouard Michelin and René Zingraff. Alongside the Managing Partners, the Group's Executive Council is made up of ten top managers, directly responsible for a Product Line, the Technology Center, a group service or a geographical zone. The heads of all the Group's entities form the College of Directors, with thirty-one members.



The Michelin Group workforce

Within the Michelin Group, more than 126,000 people serve our customers worldwide, in production plants, assembly sites, warehouses, commercial facilities, research centers, rubber plantations and corporate offices.



3 - Tires: high technology products

Multiple safety and performance features



Radial structure of the Michelin Pilot Primacy

Tires are a high technology product with a particularly complex structure, made up of more than 200 components. They are the sole point of contact between a vehicle and the ground, playing a central role both in safety and vehicle performance. During a life cycle lasting tens of thousands of kilometers, they perform multiple simultaneous functions: steering, carrying the vehicle's load, transmitting driving and braking torque, and absorbing irregularities on the ground.
The choice of architecture, materials and tread pattern by tire designers is aimed at achieving a balance between performance attributes as varied as grip, road handling, comfort, acoustics, endurance, lifespan, rolling resistance and cost per kilometer. At Michelin, we have deliberately chosen to develop tires that achieve a harmonious balance between these often contradictory factors, all of which impact the performance of the vehicle itself, in terms of braking distance, maximum load, fuel consumption, comfort, etc.

Throughout the 20th century, considerable progress has been made in tire technology, often based on Michelin inventions. For example, the change from a conventional structure to a radial structure, which is now the norm on passenger cars, considerably extended tire life and made a major contribution to road safety. Likewise the partial replacement of carbon black with silica in the tread ply paved the way for the "green" tire. With a green tire, fuel consumption and pollution are now reduced by around 5%, compared with a "black" tire, without affecting the tire's other performance attributes.

Tire manufacturing: a delicate operation

The tire's complexity requires a meticulous manufacturing process: its parameters undergo constant monitoring to ensure the required quality. The traditional manufacturing process illustrated below is particularly suitable and cost-effective for large-scale production.

Over the past few years, Michelin has also introduced a radically new manufacturing process, the C3M. All the manufacturing stages are integrated into a single, compact machine. This system provides a remarkable degree of flexibility, suitable for highly innovative architectures and cost-effective mass production of top-range tires.

Traditional tire manufacturing process


RUBBER COMPONENTS
Silica
Sulphur
Carbon black
Chemical additives
Synthetic rubber
Oil
Natural rubber
FABRIC CORDS
Twisting
Cabling
MILLING
STEEL CORDS
Wire-drawing
Cabling
Bead wires
Thin rubber
Casing ply
BUILD UP
Profiled sidewall rubber
Conformation
2 steel belts
Tread band
CONFORMATION
CURING

4 - Michelin: a century of values

Our mission – Excerpt from the Michelin Performance and Responsibility Charter

« Since the company was founded, Michelin's stated mission has been to contribute to progress in the area of personal and goods mobility and, beyond this, the development of society. The company's goal is to satisfy the fundamental human need to socialize, exchange and discover. We intend to carry out this mission, fully accepting our responsibilities in all aspects of our operations. Accepting our responsibilities means taking part in the development of sustainable mobility or, in other words, achieving increasingly efficient solutions to meet expectations and aspirations, respecting the natural environment, while achieving economically sound operations. This also means taking into account the long-term impact of the choices we make. A company's performance must be measured against each and every one of these aspects. By "accepting our responsibilities," we mean implementing the Michelin Group's five fundamental values on a daily basis, in our actions and decisions
- respect for customers
- respect for people
- respect for shareholders
- respect for the environment
- respect for facts. »

Values deeply rooted in the Group's history

A passion for innovation

One day, over 100 years ago a small French company in Clermont-Ferrand decided to help out a customer, a passing cyclist whose tire, bonded to the wheel in those days, was flat. This is exactly how the Michelin Group's adventure began. Over and above the immediate problem of finding a solution to help our cyclist back on to the road, the company strove to anticipate a yet unexpressed need: an easily removable tire which could be durably repaired in just a few minutes. Since this event, technical innovation and a continuously improving customer service have been a priority at Michelin. In addition to meeting needs identified by close observation of consumer behavior and trends, the Group has also initiated a number of technological breakthroughs which have revolutionized the markets, particularly as they relate to sustainable mobility. For example, the radial tire provided a longer lifespan and greater safety. The green tire, designed to significantly reduce fuel consumption, is another of Michelin's inventions which contribute to progress in mobility. Today, PAX System, which eliminates the need for a spare wheel, further improves performance in terms of road handling, grip and lifespan.



1895 The world's first
motor car tire



1913 Patenting of the removable steel wheel
leading to the introduction of the spare wheel



1917 Black rubber tire
with tread pattern



1938 'Metalic' tire
with steel casing

1890 — 1900 — 1910 — 1920 — 1930



1900 First Michelin Guide



1902 Internal medical service



1910 First detailed road map
a guarantee of safety on the roads



1912 Numbering of French roads,
following a public petition launched by Michelin

1916 Family allowances
for workers with large families



1925 Michelin's first rubber plantations
in South-East Asia



1919 -1936 3,000 low rent homes built
with allotment gardens for workers

People, the company's greatest strength

Satisfying customers is the Company's raison d'être. To achieve this objective, it relies on its greatest strength, its employees. By developing their own talents, it is they who, in turn, stimulate the company's growth.

When the Group was founded at the end of the 19th century, this reality had a particuliar resonance. Located in a developing region, the Company, which generated a substantial share of local employment and revenue, assumed major responsibilities. As a result, the company handled various aspects of the community's everyday life: construction of housing for workers, development of welfare services, creation of food stores, cultural and sports facilities, etc. These responsibilities were gradually passed on to public and private structures, which took over most of the company's social activities. Other forms of relationships were subsequently developed with the local communities in all the countries where Michelin was established.

Today, one of the responsibilities of managers is to encourage the members of their teams to achieve personal fulfillment, by pushing their limits, taking initiative and accepting responsibility for serving the customer. Around this objective, consolidated by pride in being a part of the team and embracing the team spirit, the Group has built up over the years a strong corporate culture.

Proud to be a part of the Group


79%
13%
8%
agree
no opinion
disagree

Source: 2001 survey of personnel


1946
Patenting of the radial tire
or the X tire
1979
Studless and lugless
Winter tires
1996
Pax System
see p. 51
1940
1950
1960
1970
1980
1990
2000
1952
1st radial tire for Trucks
1959
1st radial tire for Earthmovers
1973
1st radial tire for Subway trains
1981
1st radial tire for Aircraft
1984
1st radial tire for Motorcycles
1992
The "green tire"
see p. 112
1990
Creation of SIDE
see p. 81
1998
First Challenge Bibendum
see p. 22
2002
Michelin Performance and Responsibility Approach

5 - Progress in mobility: our mission, a challenge

Levels of mobility in the world - 1997
(passengers x km/person/year)


25 000
20 000
15 000
10 000
5 000
0
A B C D E World average F G H I J K
Aircraft
Rail
Public transport
Passenger cars

A • Bangladesh, India, Pakistan
B • China and other countries in Central Asia
C • Kenya, Nigeria, South Africa, Zimbabwe and Sub-Saharan countries
D • Latin America and Central America
E • Former Soviet Union
F • North Africa and Middle East
G • Eastern Europe
H • Asia, Pacific
I • Australia, Japan and New Zealand
J • European Community, Norway, Switzerland and Turkey
K • Canada and United States

Source: Mobility 2001 study by the WBCSD (World Business Council for Sustainable Development)

Mobility: the trends

Over the past 50 years, the total distance traveled every year by the world's entire population, regardless of the form of transport, has multiplied by eight. The number of vehicles on the roads throughout the world has risen from 50 million in 1950 to more than 800 million today. This number is expected to nearly double by 2030, alongside a foreseeable 79% increase in the total distance traveled by car between 1995 and 2020. Heavy truck freight is expected to double. This trend is even stronger in developing countries. Indeed, the need for personal and goods mobility increases in proportion to national economic growth and personal income.

In industrialized countries, urban development continues to spread: in 2030, 85% of the population will live in towns, compared to 70% in 1975. These towns will spread out over ever broader areas. This will increase traveling distances and, very often, traffic congestion, especially if the development of the road network does not keep up with mobility requirements. This increase in traffic offsets gains from technical advances in the automobile industry in terms of pollution and fuel consumption, 96% of which is oil-derived. For freight, the demand increasingly tends to favor road transport, which is faster, more flexible and more reliable.
In developing countries, the emergence of numerous sprawling regional capitals is a decisive factor in mobility trends. These densely populated areas do not always have the resources to adapt and maintain their transport infrastructures, whether in urban or rural environments. The current rate of motor vehicle ownership, which is generally low, is nonetheless rising rapidly, sometimes by more than 10% per year. Finally, traffic regulations are insufficiently respected and vehicle maintenance is often poor. As a result, these countries suffer more than others from traffic congestion, pollution and accidents. In these countries too, freight development is largely limited to road transport.

Although the distances traveled and the means of transport used vary, the average time devoted to personal travel remains more or less identical throughout the world: a little more than one hour per day. Moreover, the average proportion of income spent on transport is also relatively consistent from one industrialized country to another (between 11 and 16%, except for Japan with 7%). It is clear that where better means of transport become available to users, they choose to travel further, provided the traveling time and budget remain largely the same.

What is sustainable mobility?

The mobility of goods and people has always been a fundamental factor in the development of society, as a vector of economic activity, as well as a tool of discovery and a means of communication and bonding between populations. Among the different modes of transport, roads now take pride of place in this mobility, both on a local and a global scale, thus playing a key role in the phenomena of urbanization, globalization of exchanges and, more generally, economic growth. Road mobility provides access to the world and makes for a more fluid job market, by increasing travel opportunities to and from our homes and places of work. It also provides areas located away from economic centers with a way of bringing their production to the marketplace.

But, alongside these advantages, growth in modern modes of transport has often involved significant social and environmental impacts.

Transport worldwide, and road transport in particular, is currently developing in a context of population growth, urban development and an increasing awareness of the impact of human activity on the environment. In light of these factors, a transition towards a new attitude to mobility is clearly needed: sustainable mobility. Sustainable mobility must first of all provide a satisfactory response to travel requirements. But it must also move toward a reduction in the impact of mobility on the environment, become accessible to the majority in complete safety and be compatible with the economic objectives and constraints of all players, particularly public authorities and private companies.

More about sustainable mobility:

- > Study: *Environmental sustainable transport* - OECD
- > Study: *Mobility 2001* - WBCSD
- > Study: *Driving Sustainability*, on strategy in the automobile sector on sustainable mobility issues – SustainAbility/UNEP 2001
- > Study: *Industry as a partner for sustainable development: Automotive* - ACEA/ UNEP
- > European Commission White Paper: *European transport policy for 2010: time to decide*



Urban traffic in Asia

According to the OECD, "an environmentally sustainable transport system is one that does not endanger public health or ecosystems and meets needs for access consistent with (i) use of renewable resources below their rates of regeneration, and (ii) use of non-renewable resources below the rates of development of renewable substitutes."

While adhering to the environmental concerns of this definition, we stress the need to complete it with an economic consideration: a mode of transport whose cost makes it accessible to a majority, economically compatible with public resources and companies' financial balance objectives.

« Whilst the manufacturers and their respective alliances are racing to promote standardisation of their technology, the focus on affecting consumer behaviour and system-level change is lacking [in their sustainable development reports]. »

Driving Sustainability study - SustainAbility/UNEP 2001

Exercise our responsibilities to contribute to sustainable mobility

We contribute to sustainable mobility, a primordial aspect of exercising our responsibility, through the following three orientations:

- Continuous improvement of our products' technical performance. The influence of tires on overall vehicle performance means it has a significant impact on the environmental, economic and social aspects of mobility;

- Ongoing contribution to progress in road transport mobility. As players in the automotive industry, we play an active part both in public debate on future modes of transport and in researching relevant ways for transition towards sustainable mobility;

- The messages we convey to our road-user customers. Via our distribution network and our advice and communication campaigns, we can better inform our customers, enabling them to adopt sound purchasing behaviors and positive attitudes toward road safety issues. Our position as world leader increases our responsibility for such matters.

"Faites le plein d'air" (Fill up with air) operation in France



Michelin and sustainable mobility issues

Safety – Every year, road accidents kill 1.2 million people worldwide, 85% of them in developing countries. According to the World Health Organization, road accidents, the ninth greatest threat to public health in 1990, are expected to climb to third place in 2020. The number of people killed in road accidents, globally down in most industrialized countries despite the increase in traffic, is increasing substantially in emerging countries. We contribute to safer road travel, through continuous technical progress on our tires, particularly in terms of grip, road handling and durability. But driver awareness is a key factor: we now contribute to building driver awareness via information campaigns highlighting the dangers of under-inflated tires.

Climate change - On a worldwide level, road transport represents around 17% of CO_2 emissions linked to human activity. In the coming years, despite technical advances in the automotive industry, this percentage is expected to rise further, as a result of the increase in the number of vehicles in use throughout the world. Tire rolling resistance accounts for approximately 20% of CO_2 emissions from cars and 30 to 40% from trucks. The green tire, a major innovation first launched by Michelin in 1992 and with successive evolutions over the years, has led to a reduction in rolling resistance of more than 30%. This corresponds to a reduction in fuel consumption – and CO_2 emissions – of around 5% on vehicles fitted with these tires. We are actively pursuing our research in this area.

Air pollution - Vehicles emit several local pollutants, with a particularly significant impact in urban environments. With the technical progress achieved on engines and fuels, the situation is globally improving in industrialized countries. It is, however, deteriorating in numerous major cities in the Southern hemisphere, due to the rapid rise in the number of vehicles on the roads and the slow replacing rate of ageing vehicles. Decreasing rolling resistance also helps reduce pollutant emissions from vehicles and the durability of our tires contributes to the quality of the air, by generating a smaller quantity of wear particulates.

Noise - Noise made by vehicles is often a very real nuisance for the surrounding population, particularly in urban environments. Tire–road noise accounts for a considerable proportion of the noise generated by vehicles: at least 30% for a car driving at 30 kph (19 mph) in second gear, for example, and around 90% for a car driving at 130 kph (81 mph) in fifth gear. Over the past twenty years, noise pollution from vehicles has reduced considerably. Through its constant efforts to reduce tire-road noise, Michelin has played an important role in this achievement. To further diminish this noise at the source, we are continuing our research to identify and quantify as precisely as possible the numerous mechanisms of tire-road noise.

Above and beyond these issues, which we respond to with technical progress on our products, the concept of sustainable mobility stresses a number of more general problems: reducing traffic congestion, access to mobility for all populations, road/rail intermodality, choice between individual transport and public transport, as well as issues relating to sustainable development in tourism. We play an active part in current research into these matters, as well as the ensuing public debate.



Improving urban mobility: tire-equipped trams

In urban areas, trams are an efficient alternative to buses and underground systems on high density lines. A tram can carry up to 4,500 people per hour and per direction, whereas a bus can carry 1,800 passengers. However, given the heavy, costly infrastructures necessary, the tram is less competitive for traffic levels of less than 3,000 people per hour.
The tire-equipped tram, however, is much more economical and efficient. The tire generates less noise, wears more slowly than steel wheels and enables greater maneuverability on curves and when braking. In terms of infrastructure, the investment is 30 to 40% less than the tram on rails. It was Michelin that initially demonstrated the technical feasibility of the tire-equipped tram.

6 - Our global contributions to sustainable mobility

Challenge Bibendum at the European Parliament

In 2002, Challenge Bibendum traveled from Hockenheim in Germany to Paris, France. The event gave pride of place to education, with a learning center, and debate with European authorities, when the Challenge attended the European Parliament in Strasbourg for an information session. This session was placed under the high patronage of Mr. Pat Cox, President of the Parliament and was supported by Mrs. Loyola de Palacio, vice-president of the European Commission and Commissioner for Transport and Energy, as well as a member of the Honorary Committee of the Challenge Bibendum. The event provided the opportunity to raise the awareness of some 240 MEPs, either directly or indirectly, concerning sustainable mobility issues.



Challenge Bibendum: the international forum for sustainable mobility

Created in 1998 to celebrate the 100th anniversary of Bibendum, the world famous "Michelin Man," Challenge Bibendum is a public test, held every year, in real-life conditions, of a wide variety of clean automobile technologies, whether already on the market or under development. It enables manufacturers, universities and independent specialists to compare their innovations. The criteria for this friendly competition are pollutant emissions, noise, safety (braking, slalom, elk test), acceleration, energy consumption and design. After several events in France and the United States, Challenge Bibendum was held between Germany and France in 2002, which also enabled issues to be raised with members of the European Parliament as the vehicles passed through Strasbourg.

Perceived as an original, educational initiative, the Challenge is greatly appreciated by participants (a 97% positive rating according to our evaluation studies) as a technological showcase for the automobile industry and a testimony of the industry's involvement in environmental protection. As for the general public, 94% of those consulted expressed their interest in the event and stated that they would like it to be even more widely publicized!

We now wish to increase the impact of Challenge Bibendum and open it up to other vehicles, particularly trucks and urban buses, as from the 2003 event in San Francisco, and to two-wheeled vehicles for the 2004 edition, which will take place in Shanghai, China.

www.challengebibendum.com

The WBCSD *Sustainable Mobility* project

In 2000, under the auspices of the WBCSD (World Business Council for Sustainable Development), work began on the Sustainable Mobility project. Twelve companies are taking part: BP, DaimlerChrysler, Ford, General Motors, Honda, Michelin, Nissan, Norsk Hydro, Renault, Shell, Toyota, Volkswagen. By the beginning of 2004, the project plans to draw up a representation of what "sustainable mobility" should be by 2030 and to determine the orientations to be adopted by each and every concerned party (project members as well as governments and other economic players) to achieve this objective. A first phase, the *Mobility 2001* report, based on existing studies and eight dialogue sessions throughout the world, reviews the existing situation and defines the challenges before us. On this basis, ten working streams are currently hard at work identifying, exploring and examining possible solutions. For its part, Michelin heads the research group devoted to studying public measures, their efficiency and their conditions of application.

www.sustainablemobility.org

The WBCSD (World Business Council for Sustainable Development)

The WBCSD (World Business Council for Sustainable Development) is a Geneva-based association of 165 international companies, all committed to a joint effort: to build sustainable development, based on three equal cornerstones – economic growth, protection of the environment and social progress. The members come from more than 30 countries and represent around 20 industrial sectors. Large-scale sectorial projects, meetings of international experts, broad consultation of stakeholders in order to define concrete orientations, and put concepts into practice! Michelin has been a member of the WBCSD since July 2001 and plays an active part in the transport sector project, Sustainable Mobility 2030.

« The "Sustainable Mobility" Project is an attempt to associate all the actors of mobility, but so far no public transportation, rail or air plane companies has taken part in. »

Arve Thorvik, Director of the WBCSD Sustainable Mobility project in 2002



7 - Our strategic orientations in favor of sustainable mobility


Charte Performance et
Responsabilité Michelin
Michelin Performance and
Responsibility Charter
MICHELIN

To continue the development of the Michelin Group and formalize its contribution to sustainable mobility, five strategic orientations have been adopted.

1 Focus our passion to improve mobility. Grow as the most innovative company for tires, suspension systems and related services.

In these areas, Michelin intends to remain leader in terms of innovation and differentiation through quality. This ambition is put into practice via continuous research and development efforts, totaling 4.5% of Net Sales in 2002. It is also demonstrated by Michelin's presence in racing, in all motorsports and on all surfaces, to test our products in extreme situations and, more often than not, demonstrate their superiority.

2 Offer our customers the best quality products and services at the best price in each market we decide to serve.

Our wish to satisfy our customers is now reflected in a multi-brand strategy, aimed at meeting all types of needs and expectations. This approach is completed with strategic partnerships for the commercial development of our innovations, such as PAX System or pressure control systems.

3 Provide growth and fulfillment for our people as they carry out their responsibilities, especially by making full use of the Company's diversity and by developing our people's talents.

Giving managers a strong responsibility toward people in their team is one of the Group's fundamental traditions. Distribution of the Michelin Performance and Responsibility Charter will contribute to implementing this orientation.

4 Durably grow the value of our Company by maximizing the profitability of our operations and our return on investment.

To ensure long-term, growing profitability, Michelin is currently implementing a development strategy, targeting high value added and technically sophisticated segments. The Passenger Car and Light Truck Product Line, for example, has developed a strategy to capture several top-range segments (high performance tires, 4-wheel drive vehicles, winter tires) and emerging markets in Asia. Furthermore, over the past few years, Michelin has implemented programs designed to improve the Group's competitiveness, in Europe and in the United States.

5 Recognize and fulfill our Company's role as a responsible member of society, by practicing our values.

The objective of the Michelin Performance and Responsibility Approach is to coordinate the Group's progress in achieving a balance between the different expectations of its stakeholders. This fifth orientation underlines the Group's willingness for a harmonious, regular exchange with stakeholders, and tangible implementation of our five corporate values.

Five values

Respect for customers.
Respect for people.
Respect for shareholders.
Respect for the environment.
Respect for facts.

A mission

Contribute to the progress of mobility.

Five strategic orientations

1

Focus our passion to improve mobility.
Grow as the most innovative company for tires, suspension systems and related services.

2

Offer our customers the best quality products and services at the best price in each market we decide to serve.

3

Provide growth and fulfillment for our people as they carry out their responsibilities, especially by making full use of the Company's diversity and by developing our people's talents.

4

Durably grow the value of our Company by maximizing the profitability of our operations and our return on investment.

5

Recognize and fulfill our Company's role as a responsible member of society, by practicing our values.

MICHELIN



The Performance and Responsibility approach



Customers
People
Environment
Shareholders

This symbol, which appears throughout the report, reminds us that the long-term development of our Company depends on a constant striving for the best possible harmony between respect for customers, people, shareholders and the environment.

« Like any other company, our Group aims for a high level of economic performance. This enables its continued, structured development, while meeting the expectations of its shareholders and the aspirations of its employees. But we are not prepared to accept just any conditions to achieve this. We want to assume our responsibilities regarding mobility issues. »

Michelin Performance and Responsibility Charter

1 - Putting our values into practice

In practical terms, what do we mean by our values of respect for customers, for shareholders, for people, for the environment and for facts?

As expressed, our values are wholeheartedly adopted by our teams. However, in their everyday application, they may generate numerous concrete questions. Accordingly, we have decided to formalize the Michelin Performance and Responsibility approach to accelerate the Company's progress in each and every one of these areas.

Globally, this approach is based on four fundamentals:

- **A historic willingness to exercise responsibility to enhance performance.** Accepting the consequences of one's decisions is the responsibility, the liberty and the grandeur of all entrepreneurs. It is what leads them to confirm the merits of their choices or, on the contrary, to assess their weaknesses and take them into account for future decisions;

- **The expectations of our stakeholders.** These expectations are identified in several ways, such as customer satisfaction surveys, personnel satisfaction surveys or meetings with our shareholders and our suppliers. On the issue of sustainable mobility, widespread consultations have been carried out within the framework of the WBCSD sustainable mobility project;

- **Analyzing our impact and monitoring our indicators.** On an environmental level, tire life cycle analyses have been carried out in conjunction with several manufacturers. In economic and social terms, we have initially estimated our impact on our different stakeholders, through our products and by the way we redistribute income from our activity. These studies will be fine-tuned in the coming years;

- **Legislation.** Respecting legislation is the minimum degree of implementation of our responsibilities in each area.





Dialogue with our customers

2 - Formalizing and deploying our approach

« The Michelin Performance and Responsibility Approach provides us with an extraordinary opportunity to formalize our contribution to society via our services, in order to go further in implementing our values. »

Édouard Michelin - December 2002



The nine areas of specific action

- Performance of our products and services
- Environmental impact of tire use
- Recycling of end-of-life tires
- Diversity within our teams
- Our relationships with the community
- Safety, ergonomics and working conditions on our sites
- Environmental management of our sites
- Industrial risk management
- Our contribution to sustainable mobility

The Michelin Group has always aimed to put its values and principles into practice. Today, society's aspirations are more and more demanding on industrial groups: they are called upon to accept their responsibilities in reducing effects on the environment caused by human activity and to equitably distribute improvements to living conditions on the planet.
To meet these expectations, in April 2002, the Michelin Group, at the initiative of its Managing Partners, launched an approach known as **Michelin Performance and Responsibility**. Its purpose: to establish a more formal framework for the exercise of the Group's responsibilities to each category of its audience. The approach aims to measure and reduce the gap between the Group's values and their implementation. To a large extent, it takes existing practices derived from the Michelin culture and translates them into management principles. Driven by a constant will to innovate, it helps us provide a long-term response to issues pertaining to mobility and to the sustainability of the Company.

Diagnostics and formalization

Since the Michelin Performance and Responsibility approach was launched, we have focused our efforts on assessing our practices and on formalizing our commitments.
Internal diagnostics were carried out in early 2002; the operational units were interviewed to assess their perception of the issues, the needs and the priorities of this approach. This enabled us to select nine areas for which a specific action plan is deployed, in addition to the Group's economic objectives.

Deploying the approach

The Michelin Performance and Responsibility approach is steered directly by the Managing Partners and the Group Executive Council (CEG). Since the beginning of 2002, each monthly CEG meeting includes a review of the state of progress made by the approach. A manager has been appointed and objectives defined for each of the areas mentioned on left, then integrated into the 2002-2005 multi-year action plan.
On an operational level, the approach is under the responsibility of a full-time manager, appointed for this purpose in April 2002. His role: to coordinate the Group's actions in the nine identified areas and in terms of progress to be made on a daily basis. He steers training and drives communication on the approach, particularly as it relates to the Michelin Performance and Responsibility Charter.

Michelin Performance and Responsibility Charter:
the guiding principles of implementation of the Group's values

Drafted in 2002 to explain our values, in order to help us better implement them, the Charter specifies our responsibilities toward our different stakeholders: customers, shareholders, employees, industrial and commercial partners, public authorities, media and local communities. During this initial phase, it has been chiefly drawn up by a central project team; the comments and expectations of our stakeholders will be gathered in 2003 and 2004 to complete subsequent versions of this document.

Distribution of the Michelin Performance and Responsibility Charter

This internal document is widely publicized within the Group. It is distributed to all the Group's managers, who then communicate it and explain it to the teams under their responsibility. The Charter is available on Intranet and Internet. At the same time, a series of information and discussion sessions is being prepared for several thousand managers. The aim will be to provide an in-depth explanation of the meaning of the approach and to describe the tools used to implement it. All the Group's entities will use the Charter to define operational objectives and working methods, both for the nine areas specified opposite and for progress to be made on a daily basis.

Measuring the gap between our values and our practices

This reflection upon our responsibilities has enabled us to establish a series of performance indicators to track the gap between our values and our practices over the long term. Within the framework of the deployment of the Michelin Performance and Responsibility Charter, this approach will be developed by adapting our data collection and processing systems.

A public Michelin Performance and Responsibility report:
the review of our values in practice

The document you are now reading is the first of its kind for Michelin: it aims to assess how we put our values into practice. It has a dual vocation: internally, to guide our progress, and externally, to inform our partners, tell them who we are and how we exercise our responsibilities.


Mission and Values
Performance and Responsibility Charter
Stakeholder expectations
General economic situation
Five strategic orientations
Strategic diagnostics
Nine areas of specific action
Multi-year plans
Qualitative and quantitative indicators
Performance and Responsibility Report

>> Michelin Performance and Responsibility Charter

www.michelin.com

3 - Our progress objectives



Within the Michelin Group, the development of our commercial and industrial activity and the implementation of actions linked to the Performance and Responsibility approach are inseparable. The Company is a whole. Our roadmap comprises quantitative objectives and deployment orientations, for all areas of our development.

Our intention here is to highlight action more specifically undertaken within the framework of this approach.

Market and customer objectives

To keep the Michelin Group in its position as unrivalled leader in the tire and mobility assistance sectors, by virtue of its ability to innovate, the quality of its products and services and the strength of its brands. Technology, innovation, marketing, service: the Group is attached to promoting areas in which its competence is clearly recognized by its customers.
In particular, to continue striving to meet our objectives of reducing rolling resistance, extending lifespan, while enhancing technical performance in other areas (grip, noise, etc.).

Objectives concerning people



Semi-finished product checks in Vitoria, Spain

Safety, ergonomics and working conditions on our sites

To constantly strive for maximum safety, via long-term training and awareness programs and the permanent implementation of appropriate safety resources and equipment.

Our relationships with the community

To set up Michelin Développement structures (see p. 81) in all the European countries in which we are located.

Diversity within our teams

To enhance internationalization, promotion of women and the acceptance of diversity in all our entities.

Economic objectives

To reduce the Michelin Group's working capital requirement: reducing inventories, improving the supply chain, industrial flexibility and responsiveness, while maintaining the high level of service our customers expect.

The main indicators selected are operating margin, free cash flow, return on assets, level of investments and inventory levels.

Objectives linked to the environment

End-of-life tire recovery

Continue to lead the market in the implementation of technical and economical recycling solutions for end-of-life tires.

Industrial risk management

To constantly improve industrial risk control in all our installations.

Our contribution to sustainable mobility

To complete the «Sustainable Mobility» project, within the WBCSD, and help set up an action plan. To develop other actions linked to sustainable mobility.

Environmental management of our sites

Continue and complete the implementation of the environmental management system and of the ISO 14001 certification.

The environmental impact caused by the use of our tires

To gradually eliminate all substances with a recognized potentially negative effect on health and the environment.

Implementation of the Michelin Performance and Responsibility approach

Michelin Performance and Responsibility Charter

To organize communication to all the Group's personnel and training for managers on the implementation of the approach, based on the Charter.

Deployment within the framework of the strategic plans

To perform self-diagnostics in each Group entity, build multi-year action plans in compliance with these diagnostics.

The nine areas of specific action

To define the objectives and monitor the results within the nine areas of specific action (see p. 28).

Michelin Performance and Responsibility indicators

To build a set of indicators at Group level, in the areas of customer, people and environment, to complete our evaluation of economic performance. While taking into account the specific nature of our sector of activity, these indicators will be based as much as possible on standards developed in current international studies.



Michelin plant in Starr, South Carolina, USA



Review of our values in practice

Respect for Customers



Customers
Environment
Shareholders
People

« The very core of the company's mission is to serve its customers; our long-term existence and growth depend on the long-term satisfaction of our customers. »

Michelin Performance and Responsibility Charter

1 - Who are our Customers?

One of our Group's unique characteristics is that we are both a producer of consumer and capital goods on the replacement tire market and an original equipment supplier to vehicle manufacturers. Unlike traditional equipment suppliers who focus their activities on a few major customers, 70% of our business comes from supplying all categories of replacement tires for millions of users. These sales are made via different distribution networks that we supply or that belong to the Group.

Vehicle manufacturers

Our original equipment customers are manufacturers of motor cars, trucks, agricultural machinery, earthmovers, aircraft, motorcycles and mopeds or bicycles.
These customers, in the Passenger Car-Light Truck and the Truck markets, represent some 30% of our sales in units.
In 2002, our main customers were: BMW, DaimlerChrysler, Ford, General Motors, Honda, Hyundai, Nissan, PSA Peugeot Citroën, Porsche, Renault, Toyota and Volkswagen A.G. for the Passenger Car-Light Truck market; DaimlerChrysler, Volvo Trucks, Renault Trucks, Mack Trucks, International, Paccar (Paccar, DAF, Leyland), Iveco, Scania and MAN for the Truck market; Caterpillar and Volvo in Earthmover; Airbus, Boeing, Lockheed Martin and Dassault in aviation; John Deere, CNH (Case IH, New Holland, Steyr), AGCO (Massey Ferguson, Gleaner, Fendt, etc.) and Renault and Claas in Agriculture; BMW, Honda and Ducati for motorcycles, etc.

Distributors and retailers

Replacement tires are sold to private and professional users, via different distribution channels: tire retailers, car dealers, auto centers, garages, service stations, supermarkets, etc. These retailers are by far our leading customers, as they account for nearly 70% of our sales in units, in the passenger car-light truck and the truck categories. Although most of our tires are commercialized by independent retailers, we also have our own distribution networks, with Euromaster and Viborg in Europe and Tire Centers Inc. (TCI) in North America.

Definition of original equipment and replacement tire markets


Tire manufacturers
Original equipment. Sales to manufacturers (cars, trucks...)
Vehicle manufacturers
Replacement Sales to distributors (tire specialists, garages...)
Sales of new vehicles equipped with original tires
Tire distributors
Sales of tires to «replace» original tires
Consumers Users


Kleber

Development of Assistance Services

Since June 2002, for any tire from the Kleber passenger car range purchased in France or Italy, the user is entitled to 24/7 assistance, free of charge, for a period of three years, in the event of a tire-related incident. After a simple phone call, a professional will come out to fit the spare wheel or tow the vehicle to the nearest retailer.

In 2000, to facilitate truck recovery in the event of tire problems, Michelin set up a single European call center, Euro Assist, which uses a network of 3,000 independent breakdown recovery contractors. At a time when most carriers are committed to "just-in-time" deliveries, this service prevents unexpected immobilization of vehicles. This service is expanding rapidly.

Users

According to our estimates, Michelin currently equips nearly 160 million passenger cars and light trucks throughout the world. Alongside tire sales, we also provide users with a wide selection of maps and guides distributed in 70 countries and a range of travel assistance services (in Europe, route planning on Internet, for example).

Offering services is a major area of development for the Group. We propose all types of tire-related services to truck fleet managers: regrooving-retreading, assistance seven days a week, "sale by the kilometer" and global "tire budget" management. For private users, our distribution networks provide tire fitting, balancing and inspection services and extend their services to basic vehicle maintenance.

The recent launch of a range of accessories for motorists and a variety of Michelin brand products has further extended our offering. We market snow chains, digital pressure gauges, electrical air compressors, etc., particularly in Europe. These product ranges will be distributed via retail channels, independent specialists and, depending on the country, via supermarket outlets.

2 - Our responsibilities toward our Customers

Serving our customers with high-performance products: exceeding expectations and transforming markets

Our prime responsibility toward our customers is to meet their mobility requirements by providing them with safe, innovative products and services, capable of satisfying their present and future expectations. The sole point of contact between the vehicle and the road surface, the tire, makes a crucial contribution to performance in mobility. Steering, acceleration, braking, load-carrying, shock resistance, durability, while generating as little noise as possible and consuming less and less energy... The performance levels we ask of our tires are multiple and sometimes seemingly contradictory. Achieving them means finding new technical solutions. It is also our desire to introduce marketing methods which enable as many people as possible to benefit from these solutions.
But we are convinced that long-term customer satisfaction cannot just be a question of providing solutions to their immediate expectations. Accordingly, our efforts are constantly oriented towards developing innovations which can be commercialized "ahead of their time": this was the case of the green tire, which was launched when energy saving and reduction in CO_2 emissions were not yet at the forefront of our customers' concerns.
Our approach involves analyzing our customers' expectations in order to anticipate them and evaluate the performance necessary to meet these expectations, thus transforming markets through innovation.

The final performance of our tires depends on numerous factors


Final impact of our tires
Technical performance of our tires
Customer choice
Number of vehicles equipped with Michelin tires
Tire pressure, driving style
Vehicle performance
Fuel performance
Type of road surface
Factors controlled by Michelin
Factors significantly influenced
Factors less influenced
Factors barely influenced or not influenced



Accompanying our Customers beyond the purchase of our tires

For more than a century, we have been the "traveling companion" for hundreds of millions of road users. This privileged position and the crucial role our products play in travel mean that we have a duty to accompany our customers. This duty is expressed in terms of services, but also precise technical information, enabling users to make a well informed choice of tires.

The performance of our products is closely linked to their conditions of use and maintenance or, in other words, users' behavior. Under-inflation or unreasonable driving can have serious consequences on the condition of the tires and the safety of road users. Technical innovations and customer awareness campaigns, reminding our customers of the importance of these subjects, are two major ways we exercise our responsibilities.

We also strive to favor options that reduce the environmental impact of road mobility: radialization of truck markets or distribution of green tires, particularly in high-growth segments such as top range passenger cars or 4-wheel drive vehicles.

To summarize: in order to meet fully the expectations of our customers, while putting our values into practice, we must:

- provide high performance products and services;
- prepare the future through continuous innovation;
- facilitate travel;
- evaluate our performance vis-a-vis our customers;
- analyze dilemmas between the market's expectations and our values.

3 - Providing high-performance products and services

Identifying the fundamental expectations of tire users

Although priorities vary significantly depending on the product and from one customer to another, we can nonetheless identify four main expectations:

safety. This is an absolute condition for marketing a product. From a technical point of view, it depends on the tire's performance in terms of grip, robustness and heat resistance. But actual safety is nonetheless closely related to users' behavior;

a low cost per kilometer or per ton transported. This criterion is the result of several factors: the price of the tire, fuel consumption due to its rolling resistance, its lifespan, its reliability, its overall size and its ability to carry increasingly heavier loads;

comfort. Comfort corresponds to the tire's ability to cushion obstacles, to absorb vibrations and to limit the noise generated by tire-road contact;

matching vehicle developments. This pertains to the tire's ability to carry heavy loads (4-wheel drive vehicles, earthmovers, agricultural machinery and trucks) and to handle high speeds (top range cars in Europe).

In addition, some manufacturers and users now clearly wish to favor more environmentally-friendly tires (lower rolling resistance, extended lifespan, less debris from wear, safe raw materials, etc.).

Finally, beyond the tire's intrinsic qualities, an increasing number of customers now wish to have support services, particularly assistance in the event of difficulties. We propose solutions for these new requirements to professionals and private users alike.



Every tire is a balance

A tire's performance depends on its architecture, its tread pattern and the formulation of the rubber compounds used to produce it.
Every tire is the fruit of a delicate balance sought between sometimes contradictory performances. For example, beyond a certain limit, additional gains in terms of grip or load capacity are only possible by limiting other performance aspects. One extreme case is that of Formula 1 tires, for which grip is favored against durability.

To satisfy our customers, we must therefore provide them with a wide range of products each of which corresponds to a type of need. It is also up to us to provide them with all the necessary information to enable them to choose the product that matches their expectations.

Comparative performance of different passenger car tires


Matching vehicle developments
Admissible speed
Safety
Road handling in extreme conditions
Load capacity
Price control
Grip
Cost per km
Service life
Acoustic comfort of residents
Fuel efficiency
Environmental performance
Matching vehicle developments
Admissible speed
Safety
Road handling in extreme conditions
Load capacity
Price control
Grip
Cost per km
Service life
Acoustic comfort of residents
Fuel efficiency
Environmental performance

"Black" tire (Kleber Viaxer 195/65 R15)
Green tire (Michelin Energy 3 195/65 R15)
SUV or 4-wheel drive Green tire (Michelin Synchrone 235/70 R16)
High performance Green tire (Michelin Primacy 225/55 R16)

Safety, cost per km, etc. — Customers' expectations
Grip, fuel efficiency, etc. — Tire performance criteria

A multi-product, multi-brand strategy to meet all needs

Consumers' needs are many and varied. To meet these needs, we develop a wide variety of products, combining different characteristics. For customers to be able to clearly identify the characteristics of the product they are about to purchase, we use brands and range names to distinguish these performance combinations.

On the passenger car, truck and agricultural markets, the Group's multi-brand strategy, developed over a number of years, is designed to match the variety of expectations of its customers, in terms of budget, performance and design.

On the passenger car tire market, Michelin, the oldest and most famous of the Group's brands, was gradually supplemented with other brands: Kleber, BFGoodrich, Riken, Icollantas, Kormoran and Warrior.

The Group's strategy is primarily based on "flagship" brands: Michelin and BFGoodrich worldwide, Kleber in Europe and Uniroyal in North America, for example.

The Group's "budget" brands are appreciated by customers who are particularly attentive to price. Accordingly, the Riken and Kormoran brands for Eastern Europe and Asia correspond specifically to this need for quality at a low cost.

Other brands, such as Siamtyre in Thailand and Icollantas in Colombia, correspond to national strategies.

The Michelin Group has five truck tire brands: Michelin, BFGoodrich, Taurus, Kormoran and Riken. The "premium" Michelin brand is committed to being the best technically and to being the most cost efficient on the market, in terms of cost per kilometer. In addition, it has a dedicated sales force which is very close to its clientele, in keeping with this demand for quality.

Three brands, Recamic, Pneu Laurent and Encore, identify the Michelin Group's retreaded tire offering.

The same manufacturing stringency, regardless of the brand?

Yes. Thanks to a rigorous control of our manufacturing process and the range of checks performed during the process, we are able to supply safe products to our customers, regardless of the brand of tire. The differences between the brands lie in the choice of the technical performance expected. Irrespective of the brand, our prime objective is to meet, precisely, the needs of all our customers.







In the field of agricultural tires, the Group launched its second worldwide brand in September 2002: BFGoodrich. This brand provides solutions to meet the specific needs of medium-sized farms, equipped with moderately powered tractors. The Michelin brand, meanwhile, targets major farming operations and farmers who are keen on managing their tires on a cost per kilometer basis.

Consumer information

Customer satisfaction is increasingly dependent on customers having all the necessary information on hand to purchase the product most suitable for their needs. For this reason, we assist consumers in their choices, via our own distribution network, which is particularly widespread throughout Europe, or via our retail customers, whom we inform and train in order to meet the market's needs.

On the truck market, this assistance is integrated into our "sales by the kilometer" package. This package, made up of products, services and advice, now accounts for around 10% of our tire sales in Europe.

Several call and service centers are also available to our customers.

> Increasing safety

The essential role of the tire in travel safety

The tire, the only link between the vehicle and the ground, plays a key role in road handling, braking distance and the ability to sustain high speeds over several hours, during highway travel, for example. In addition to the question of the right tire for the right vehicle, these performance attributes are linked to several technical characteristics, including:

- grip in all circumstances, particularly on wet surfaces;
- resistance to deformation and overheating: eliminates the risk of tire blow-out;
- versatility: ensures an excellent level of performance, regardless of the type of road surface;
- cold tire performance: the tire retains all its qualities, from the very start of the journey, even prior to reaching operating temperature.

Fundamental safety: the quality of the product

The fundamental element of safety is the quality of the design and manufacture of the tire. Our safety strategy is based on extreme vigilance and the robust implementation of a tried and tested quality control plan. Our quality management enables us to meet this essential need in our research center and our production units, as well as after sales, via a specific tire tracking system. This traceability system, combined with a systematic prevention policy, helps to ensure our products are not involved in recurring accidents. In 2001, for example, in line with our policy of precaution, we chose to implement a recall program in Japan, involving 55,000 truck tires, although we had no legal obligation to do so. In this case, our concern was to equip the vehicles affected with more suitable products, given the very specific local conditions of use, which brought about overloading and over-inflation, to the extent that a number of minor incidents had occurred following a loss of pressure.

Evolution of Michelin passenger car tire performance in terms of grip on wet roads

(base 100: MXT tire)


140
130
120
100
ENERGY 3
ENERGY
MXT
ENERGY 2
MXT
1988
1992
1997
2003

By modifying the characteristics of the rubber compound, the shape and the distribution of the drainage channels and the edges of the rubber blocks, our engineers have made substantial advances in terms of grip on wet road surfaces.

In 2001, 91% of employees thought that the Group actively contributes to improved safety on the road


91%
7%
2%
agree
no opinion
disagree

Source: 2001 survey of personnel





Efficiency tests on the anti-splash device

Innovations to increase safety

Michelin has always innovated with the same concern in mind: to improve safety-oriented parameters, particularly grip on wet surfaces. Technological breakthroughs, such as the radial tire or PAX System, have enabled a considerable improvement in vehicle safety.

Today, a number of major research projects are under way with other firms. The Group has entered into a long-term partnership with the Robert Bosch company, one of the aims of which is to reduce braking distances (see p. 52).

When trucks drive on wet roads, water projections create accident risks for motorists following or passing them. As a result, Michelin has invented the "anti-splash" system: a patented deflector which channels the water projections, dividing the splash height by four. This process improves road safety at junctions and when passing trucks, and provides truck drivers with greater rear-view visibility.

Other example: in the field of suspension systems, Michelin has invented OCP (Optimised Contact Patch), an axle system that optimizes the tire's contact patch and improves road holding when cornering.



The contribution of the radial tire to air transport safety

The role of the tire is crucial in the delicate take-off and landing phases. Our tests have proven that radial tires make for a considerable increase in safety, compared with conventional tires. More robust when they come up against obstacles, they also allow a 20 to 30% reduction in weight, thus reducing aircraft fuel consumption. We contribute to increasing air transport safety via a determined strategy of distribution of the radial aircraft tire, which we invented in the early 1980s. The state-of-the-art Michelin Air X NZG tire was an integral part of the equipment which enabled Concorde to fly again after the accident in 2001.

Its rugged construction makes for greater safety, particularly if the aircraft comes across debris at high speed on the runway. This technology has already been adopted by other aircraft, such as the future Airbus A380 and Dassault F7X.

An aspect of motorcycle safety

On motorcycles, the risk of losing control is usually greater at the start of a trip, when the tires are still cold. Launched in April 2002, our Michelin Pilot Road tire has been specially designed to counter this disadvantage by enabling the tire to warm up more quickly.

Monitoring tire pressure

Studies carried out in France and the United States, in particular, have shown that a large proportion of motorists drive with dangerously under-inflated tires (see box opposite). Faced with this situation, Michelin's approach is two-fold.

Technical innovations

We have developed different electronic pressure measurement systems which provide the driver with real-time pressure information, including: "The EnTire Solution" developed with TRW for the passenger car tire market and the IVTM (Integrated Vehicle Tyre Monitoring) process, designed with Wabco for the truck market.

Raising public awareness

Above and beyond technical innovations, it is still essential for motorists to check their tire pressure regularly, as under-inflation reduces road handling and accelerates tire wear.

So, our approach also aims to influence their behavior. In 2002, numerous operations were carried out for this purpose:

- free pressure check and inflation campaigns in France, Italy and Germany (6,650 vehicles assisted in 2002); educational measures at driving schools and within professional training programs;

- making French authorities aware of the need to improve regulations, recommending, in particular, better information for motorists at driving schools and during vehicle technical inspections on the importance of the tire; mandatory installation of a pressure checking system in vehicles; radical improvement of tire inflation stations, in terms of accuracy, number and comfort.

A number of countries have already passed legislation on this decisive aspect of road safety. In the United States, for example, all vehicles with a gross weight of 10,000 lbs or less manufactured from November 2003 must be equipped with a tire pressure measurement system.

Under-inflation, a scourge for road safety

• France

A study carried out by Michelin in 2002 on the French highways network revealed that 45% of vehicles stopping at the free tire pressure check were running on poorly inflated tires, which may represent a safety risk.

In 2002, accidents due to tire blow-out accounted for 8.3% of the total number of accidents on French highways, or 1 accident in 12.*
48% of accidents due to tire blow-out on highways occurred in June, July or August. In 2002, once again on highways, 1 fatal accident in 17 was linked to a tire blow-out.*

• United States

A study carried out in the United States by the National Highway Traffic Safety Administration (NHTSA), in February 2001, revealed that around 30% of motorists drove with a tire under-inflated by at least 8 psi (0.55 bars). Furthermore, around one inflation device in five used by motorists in service stations indicated an overestimated inflation pressure.
Over a period of one year (October 2002 to September 2003), the RMA (Rubber Manufacturers Association), which groups together North American tire manufacturers, including Michelin, carried out its "Be Tire Smart" campaign. Its purpose: to encourage motorists to check the pressure and condition of their tires regularly.

** Source: Association des Sociétés Françaises d'Autoroute (ASFA - Federation of French highway and toll facility companies) - Operations Department 04/2003.*

> Reducing the cost per kilometer



Technical inspection of earthmover tires

Earthmover tires: reducing the cost per ton

For a great many professional vehicles, civil engineering and extraction machinery, for example, increasing the tire size enables an increase in load and, therefore, productivity, by reducing the number of trips necessary. In many cases, the restrictive technical factor is the tire and its ability to bear a heavy load. In the mining industry, Michelin and Caterpillar have worked in close conjunction to manufacture new tires capable of bearing a useful load of 104 metric tonnes each. This has enabled Caterpillar to market its new truck, the 797B. The new Michelin 59/80R63 XDR enables not only an increased load, but also a lifespan 25% longer (compared with the Michelin 58/80R63 XKD1). Each tire takes two days to manufacture, measures 4.03 metres in diameter and weighs 5.3 metric tonnes...

Our price policy

For the user, the cost of a tire is not limited to its purchasing price

It also depends on its lifespan and its rolling resistance. The rolling resistance accounts for some 20% of a car's fuel consumption and the figures are even higher for trucks. For professional uses, the tire's reliability (50% of truck breakdowns are linked to tires) and its ability to carry increasingly heavier loads must also be taken into account. In addition to these costs, we must add the cost of processing the tire at the end of its service life (see p. 118).

The psychological price barrier

These different elements are already assimilated by major truck fleet managers, but the situation is quite different for other customers: motorists and vehicle manufacturers may, indeed, tend to favor price against cost per kilometer or per ton. Although, in many cases, this choice is due to the need to limit the initial investment for reasons of cash flow, it may be detrimental to the customer's long-term economic interests.

Seeking value for users

Michelin's strategy aims to increase the overall added value of its products for its customers. This approach is based, above all, on quality and enables us to distribute our innovations on the market and to finance research. For customers who are chiefly concerned with overall cost, we recommend solutions such as "sale per kilometer" for shipping companies or the low rolling resistance green tire for private motorists. For five years now, this offer has been completed with entry-level tires marketed under brand names such as Kormoran, Siamtyre or Icollantas.

Trucks: "low profile" tires and increased load capacity

Michelin is the leader in the field of "low profile" truck tires. By reducing the semitrailer's top plate height, they enable an increase in the volume of goods shipped. For example, the new 385/55 R 22.5 tire provides shipping companies with the possibility of increasing their load height, on trailers or semi-trailers, by 66 millimeters, making for a gain of 4 m³.

Our results: evolution of the cost per kilometer and per ton

Our technical advances, our productivity gains, the distribution of the radial tire with a longer lifespan, then the green tire which reduces fuel consumption, have brought about a significant drop in the overall cost of our tires since the 1960s.

Reduced rolling resistance

Although the green tire is generally more expensive to purchase, the corresponding fuel savings outweigh the initial additional investment. It is advantageous not only for shipping companies, but also for motorists, particularly in countries where fuel is heavily taxed. The green tire has a lower rolling resistance, thus making a significant contribution to reducing fuel consumption, while preserving all other aspects of tire performance; this tire is a major innovation, which is recognized as such by the automotive industry as a whole.

Longer tire life

Extending tire life has always been our priority objective, even if it means curbing market growth. Michelin's strategy is to focus on improving the cost per kilometer traveled which, overall, gives us an appreciable competitive edge and helps increase our market shares. With the launch of the radial tire as far back as 1946, the average service life of a standard tire was doubled. Since the arrival of the first truck tires in 1900, Michelin has multiplied their service life by nearly 1,000!

A number of operations have been developed to extend our tires' service life:

- at the design stage, perfecting the tire structure reduces its wear rate and extends the casing service life;
- with a worn tire, retreading and regrooving processes give tires a "second lease on life," by reusing the casing, which accounts for 70% of the total materials. These operations, which mainly affect the truck market, multiply a tire's service life by 2.5. Compared with the purchase of two new tires, this amounts to a total saving of up to 36%. Michelin is now the tire manufacturer the most heavily involved in retreading.

Trucks: proven savings

We equipped tires from the European Michelin A2 Energy range to 26 vehicles belonging to six German carriers. These vehicles traveled more than one million kilometers (621,500 miles) on highways or main roads.

During this test, these vehicles, running on low rolling resistance tires, recorded average fuel consumption of 34.3 liters per 100 km (6.9 miles per US gallon), compared with 35.8 (6.6) with conventional tires, amounting to savings of 1.5 liters of fuel per 100 km. This nearly 4% reduction represents an annual saving per truck of nearly 4,000 liters (1,057 US gallons) of fuel!

Identification of retreaded tires



Improvement in service life and savings thanks to regrooving and retreading


Tire life
Cost
100 100
125 105
225 155
250 160
New Michelin tire (base 100)
Regrooved Michelin tire
Retreaded Michelin RemiX tire
Michelin RemiX tire regrooved a second time

Source : Michelin

A leading force in retreading

Our retreading services provide professionals with an alternative to purchasing new tires.

The worldwide truck tire retreading market is equivalent in size to half the replacement market (considering new tires only), totaling a little more than 50 million tread ply equivalents per year.

Development on this market has been somewhat staggered from one region to another: it is still a very small market in Africa and Asia, but is now bigger than the new tire market, in units, in North and South America.

Michelin was a pioneer in this market and provides the reference products. The Group's market share stands at around 10%.

Michelin is the only tire manufacturer directly involved in retreading with expertise in hot and cold retreading technologies:

- RemiX, an exclusive Michelin process on Michelin casings, enables complete control of the retreading system, using substantial industrial capacity;
- Michelin Retread Technologies (MRT), in North America, and Recamic provide operating flexibility in cold retreading technologies via third-party retreading specialists;
- This offering is completed on European markets with Pneu Laurent, Encore and Taufit.

Entry-level products and our responsibilities

Following the recent development of an "entry-level" range at Michelin, our responsibilities are threefold:

- to guarantee perfect compliance, via identical quality tracking and production control principles for all our tire brands;
- to achieve production cost levels, through productivity gains and economies of scale, which enable us to set a retail price acceptable to customers in this segment;
- to maintain our communication efforts in order to enable customers to choose their tires wisely. Accordingly, we deliberately focus our advertising and marketing investments on the most technically advanced products, highlighting their overall cost rather than their retail price.

> Improving road travel comfort

Source of vehicle noise

When we talk about road travel comfort or, in other words, minimizing bumps or noise, three factors come into play: the tires, the road and the vehicle. Road travel comfort is a multi-disciplinary issue, in which tire specialists, suspension experts, car makers and road construction companies have to work hand in hand.

For good grip on wet roads, we need a "rough" road surface and tires with a tread pattern, to disperse water and restore dry contact with the road surface. In addition, roads always include obstacles, such as bumps, expansion joints, speed control bumps. Tires, for their part, are a flexible object which must deform in order to form a contact patch with the road surface. In the contact patch, these deformations and irregularities cause mini-shocks which generate vibrations in the tires, in the vehicle and in the surrounding air. When these shocks spread to the vehicle's passengers and the surrounding population, these mechanical and acoustic vibrations, above a certain level, cause disturbance and fatigue.
Enhancing comfort therefore means designing tires which absorb surface irregularities while generating as little noise as possible. The challenge is multi-facetted: reducing disturbance for passengers and the surrounding population, of course, while at the same time increasing driving comfort for the driver, reducing a source of fatigue and thus improving safety.



Noise measurements

Evolution of noise level regulations in Europe

Drive-by test (exterior noise at full throttle)


dB(A)
94
90
86
82
78
74
70
1980
1985
1990
1995
2000
Cars
Trucks*

Over the past 20 years, noise emitted by cars has decreased by an average of 4 dB(A). In other words, vehicle sound power has been divided by 2.3.

The noise emitted by trucks has decreased by an average of 3 dB(A), amounting to a 50% drop in their sound power.

* *for trucks over 3.5 metric tonnes and with an engine power over 150 kW.*

Proportion of tire noise in total vehicle noise at full throttle

Examples of measurement results

Measurements of a typical passenger car.
On this vehicle at full throttle, tire noise accounts for one-third of the total noise in second gear, and half in third.



dB(A)
76
74
71
73
70
70
2nd gear
3rd gear

1: Noise measured on a vehicle without soundproofing

2: Noise measured on a soundproofed vehicle, to assess the tire/road surface noise

1 - 2 = Estimated noise level due to the vehicle itself

Constant progress for more than a century

As early as 1898, we had proof that Michelin tires "drink obstacles," when a motor car broke the 100 kph barrier without blowing out as a result of violent jolts and bumps. And that was just the beginning: low pressure tire in 1920, the first tread pattern noise patent in 1930, radial tire with flexible sidewalls in 1946, enhancements to the road networks, increasingly more efficient filtering of vehicle vibrations.

Today, research continues to ensure ever greater comfort and to match technological progress in the automotive industry.

Reducing vehicle noise

Over the past 20 years, noise emitted by vehicles has reduced considerably. Since the end of the 1970s, European regulatory noise levels applicable to passenger cars have been divided by six, from 82 to 74 dB. Through its constant efforts to control tire-road noise, Michelin has played an important role in this achievement.

Tire–road noise accounts for a considerable proportion of the exterior noise generated by vehicles: at least 30% for a car driving at 30 kph (19 mph) in second gear, at least 50% at 50 kph (31 mph) in third gear and around 90% on highways at 130 kph (81 mph).

While Michelin has long since undertaken research into noise generated by its tires via measurements on soundproofed vehicles, the European Union has only recently issued a directive on tire-road noise (2001/43/CE). This new directive will be implemented gradually between 2003 and 2011. It includes measures to limit tire noise* on passenger cars to between 72 and 78 dB, depending on the width and type of tire.

While continuing our own efforts to improve tire "noise" performance, we have entered into partnerships with the relevant experts in these fields and, in particular, road surface specialists.

** Coast-by tests (at 80 kph, engine switched off)*

> Matching vehicle developments

Bigger and more powerful: major trends on the passenger car market

Given the rapid development of top range vehicles on most passenger car markets, the appropriate tires for this segment now account for a substantial proportion of total demand. They have specific technical features: size, shape and load capacity for SUV (Sport Utility Vehicles, also known as 4-wheel drive vehicles) tires, grip and heat resistance on high performance tires, to withstand the speeds clocked up by sports sedans and sports coupés. In some cases, we need to adapt our production facilities for smaller quantities to meet this demand.
Michelin has major competitive advantages which enable it to handle these technical constraints. As technological leaders, we are able to meet even the most stringent demands. Our exclusive production process, C3M, provides the necessary flexibility to produce these tires.

On other market segments: meeting the most technical of requirements

Michelin also develops a product offering to accompany car makers as they extend their ranges. On the professional vehicle segment, including earth-mover and mining equipment, the market trend is toward bigger tires. These tires provide a solution for greater vehicle payloads, aimed at improving productivity and reducing the number of round trips for a given volume.
Michelin considers that applying this approach to trucks, i.e. increasing the volume of goods carried, would lead to a reduction in the number of trucks on the roads and enhance carrier productivity, while helping reduce gridlock. In Europe, maximum authorized sizes and payloads for trucks differ significantly from one country to another. We participate in debates with public authorities as to possible regulatory changes and we are currently working on prototypes which reflect market needs.

Share of high performance and SUV tires in Passenger Car - Light Truck unit sales *(%)*


50
40
30
20
10
0
2000
2001
2002
Worldwide market
Michelin

Source : Michelin

Heavier payloads per vehicle

Recent studies carried out by Michelin alongside truck manufacturers have identified a trend toward concept vehicles with eight axles, equipped with very wide, low profile, high performance tires, such as the Michelin XOne or the 385/55 R22.5. These trucks of the future have a number of advantages: greater vehicle payload made possible by a low-level flatbed, less damage to the roads (8 metric tonnes per axle, compared with 11.5 metric tonnes on drive axles and 9 metric tonnes on current triple axle semi-trailers) and greater weight carried due to extended vehicle length. Finally, the modular design of these concept vehicles means they are perfectly suited for intermodal rail/road transport.

4 - Preparing the future through continuous innovation

Main manufacturers' research and development expenditure
(as a percentage of Net Sales)



4.2 4.4 4.5
3.0 2.9 3.0
2.9 2.7 2.7
Michelin
Bridgestone
Goodyear
2000
2001
2002

Source: annual reports

Michelin as a driving force in the tire market

From the very beginning, Michelin has always worked toward enhancing mobility, mainly through its products. Accordingly, we have regularly marketed "revolutions" designed to extend product life, increase payload, enhance safety and comfort, and reduce cost for customers. These innovations include the first removable bicycle tire in 1891, followed by the motor car equivalent in 1895. The first metal casing tire was marketed in 1937, followed by the radial tire in 1947: these products enabled a considerable increase in safety and tire life while reducing fuel consumption. The green tire, launched in 1992, further contributed to lower fuel consumption. PAX System, marketed in 1998, improves grip, enhances running conditions and, for the first time, enables motorists to drive without a spare tire. More recently, the XOne has enabled carriers another leap forward in terms of fuel efficiency.

Innovation: a state of mind requiring special resources

The Company's innovations are based on a specific Group value: going straight to the facts. To implement this value fully, we have gradually established highly sophisticated research and experimentation facilities. With a staff of more than 4,000 people and an annual budget of more than €700 million (4.5% of Group Net Sales), our Technology Center is at the heart of our strategy.
Its main responsibilities are:

- tire design using highly elaborate mathematical models;
- research and analysis of tire raw materials and components (mass spectrometry, electron microscopy, nuclear magnetic resonance, etc.);
- grip, noise, comfort and rolling resistance testing, as well as road handling tests on vehicles in order to validate the performance of our products (37,000 evaluations per year);
- wear and endurance testing on vehicles or machines (325 million kilometers of tests every year, or twice the distance between the earth and the sun!)

To meet the specific needs of each market, our Technology Center's activities are divided into three major economic zones: North America, Europe and Asia.

Innovation: taking risks

Innovation enables us to meet our customers' needs and sometimes to anticipate them. But an innovation may take several decades to penetrate a market: a commercial launch is therefore a risk. Accordingly, it must be based on long-term vision of the markets and future developments in the area of mobility. If this innovation provides a true long-term advantage, it is our duty to bear the financial risk: this is one of the major responsibilities of the industrial world. The radial tire is a significant example of this delay between innovation and widespread use. Michelin patented the radial tire in 1946 and began marketing it the following year: its long-standing advantages in terms of safety, durability and fuel efficiency are still not systematically used worldwide. To speed up the distribution of innovations, we can also decide to enter into partnership agreements with our competitors. This was the case with PAX System, when we granted licenses to other tire manufacturers in order to develop a new industry standard. Up to a certain point, the focus and efficiency of our marketing and communication work targeting the public and the authorities can influence the diffusion of innovations.

Establishing partnerships

Automotive technology is a vast field. It is covered by different players, each one working in a segment corresponding to the main vehicle functions (braking, steering and suspension).
Tires are an essential element, interacting with each one of these functions. So we therefore strive to work hand in hand with the best experts to develop innovative solutions for our customers.

Our competence focuses on tires and suspension systems. This expertise naturally drives us to take on other challenges such as tire pressure monitoring, transmission of information from the tires to other systems, such as ESP or on-board driver information systems.
We have recently announced partnerships with several companies: Robert Bosch, TRW, WABCO (see box p. 52). Through these partnerships, we are able to explore other areas of expertise, while continuing to enhance safety and driving comfort.

PAX System



With PAX System, motorists can drive for 200 km at 80 kph (124 miles at 50 mph), at zero tire pressure, enhancing safety and eliminating the need for a spare tire.
In addition to these features, PAX System enables lower rolling resistance and less noise, without reducing grip. Vehicles fitted with PAX System have an electronic pressure gauge which informs the driver in the event of a loss of tire pressure. PAX System will also soon be distributed under license by other tire manufacturers.

Toward active pressure management: the TIPM prototype (Tire Intelligent Pressure Management)

This "active pressure management" system, developed by Michelin in partnership with WABCO, SKF and TRW, adjusts tire pressure according to the surrounding environment: snow, sand, wet roads, highway... The system regulates tire pressure using sensors and an on-board compressor. Drivers can also adjust the pressure from the vehicle's dashboard. This process could be marketed in 2006.

Vehicle dynamics and stability

Robert Bosch GmbH and Michelin have set up a joint venture to develop integrated vehicle dynamics management systems.

This new company, known as ISS for "Integrated Safety Systems," markets new tire and chassis control systems, aimed at improving automobile safety and mobility. The aim is to explore and amplify synergy between ESP (Electronic Stability Program) devices and high performance tires, in order to improve vehicle performance, including reducing braking distances.

Greater interaction between tire and vehicle.

Our customers require real-time information on the state of their tires. A number of our innovations provide solutions for this legitimate safety demand, including continuous tire pressure monitoring. Another demand, which has been high on the agenda of truck fleet managers for some time now, is to provide tires with the ability to exchange information with their environment. The aim here is to anticipate possible tire malfunction, in order to keep vehicle down time to a minimum.

Accordingly, at the end of 2002, the Truck Product Line announced the world premiere launch of the "eTire System," on the U.S. market. This unique process provides automated pressure data collection and maintenance operations for each equipped tire. The principle of the eTire System is as follows: an electronic microprocessor is fitted inside the truck tires; it communicates with fixed sensors (terminals) or mobile units used by technicians; a software application collates the data, which is collected via Internet, for subsequent processing. For the first time ever, truck fleets will receive real- time information on the exact performance of their tires, enabling optimized cost and management.

5 - Facilitating travel

Michelin, a long-term partner in mobility

In the tire industry, numerous innovations, in past and recent years, have brought about considerable progress in the mobility of people and goods.

But mobility also embraces the vast field of travel-related information. As publishers of road maps since 1910, inventors of the milepost in France and promoters of tire use at the end of the 19th century, Michelin has always been a vanguard force in advancing mobility.

Assisting travel means supplying the relevant information to ensure a successful journey: distance, traveling time, tourist attractions, practical advice. Michelin maps and guides, first created with the advent of the motor car, are now leaders in the European tourist industry. Every year, our Group publishes more than 20 million copies. With these publications, we meet the basic needs of all travelers:

- finding one's way, with maps, plans and atlases;
- finding places of interest, and taking full advantage of one's leisure time, with the tourist guides;
- eating out or finding a place to stay, with the annual hotel and restaurant guides.

As early as 1989, Michelin innovated with its first "on-line" route planner, which rapidly became the market leader. The Group's subsidiary, ViaMichelin, established in 2001, develops and markets digital mobility assistance products and services for European road users (maps, routes, hotels, restaurants, traffic, tourism and other information). These products and services, available on numerous media (CD-Rom, Internet, mobile phones and PDA software), are intended for private users and professionals alike.

For further information: www.viamichelin.com


Italie

The 2002 Michelin Maps and Guides collection



Travel assistance with ViaMichelin

6 - Evaluating our performance vis-a-vis our customers

First replacement loyalty rate



France
69.7%
59.2%
Germany
53.2%
50.5%
United Kingdom
67.5%
64.6%

CSA-TMO Survey - February 2002

Equity *(Salience x perceived quality)*



France
7.4
3.9
Germany
6.4
5.7
United Kingdom
6.2
5.4
United States
7.6
7.2

Michelin 2002 Survey

J.D.Power satisfaction surveys

Global satisfaction



Germany
811
799
United Kingdom
780
756
Japan
622
584

2002 Surveys

Michelin
Best competitor

User satisfaction indicators

We generally use three types of indicators to measure our customers' satisfaction:

- brand loyalty at first tire remplacement: how many new vehicle owners remain loyal to their car's original brand of tires when changing tires for the first time? This loyalty rate provides information on overall driver satisfaction;

- "Equity": this is the percentage of the survey population who know a brand sufficiently to award a mark (this percentage is referred to as salience), multiplied by this mark. For example, if the average perceived quality mark is 8 out of 10, with a salience of 60%, then equity is 8 x 0.60 = 4.8. We evaluate Equity via regular studies which we commission to polling companies;

- J.D. Power satisfaction studies: these studies are carried out among sample populations of users by J.D. Power, an independent marketing information firm, using its own specific methodology. They provide an evaluation of tire quality, as perceived by users, based on criteria which vary from one country to another. See website www.jdpa.com

Excerpts from these studies carried out in 2002 in different countries show Michelin to be the indisputable leader in the sector.



Michelin: J.D. Power Number One in Japan

In 2002, Michelin came top of the J.D. Power poll, ranking first for five evaluation criteria: quality and durability, design, traction, driving comfort, fuel efficiency.

Serving our distribution customers with state-of-the-art logistics

Our products are marketed via a network of distributors and retailers. These automobile and consumer service professionals are also our customers. Our ability to serve them with the tires they require, with the shortest possible lead times, is a decisive factor when it comes to customer satisfaction. To ensure that our service is constantly improving, we have devised an indicator called T.S.D.: the Demand Satisfaction Rate (Taux de Satisfaction de la Demande or fill rate). This indicator measures the performance of our Supply Chain, our complete delivery process, from order-taking to reception of the product by the customer. It integrates numerous aspects of our activity: inventory management, production of batches of required products and delivery logistics. It is examined continuously on all our product lines.

Awards

Volkswagen Group Award

In June 2002, Michelin received the VW Group Award in the "Product Quality" category. Out of 6,500 suppliers worldwide, Volkswagen decided to reward the 25 best in the following fields: development, product quality, service provision, logistics and environment. Michelin was the only tire manufacturer to receive an award.

NASA Silver Snoopy

Snoopy, the famous dog from Peanuts®, has been chosen by NASA to symbolize safety. In 2002, the Silver Snoopy was awarded to our U.S. teams for the new "Michelin Air," designed for the space shuttle's main landing gear. This tire is designed to bear a 20% additional load and 11% extra speed, and can withstand long-term exposure to low temperatures during space flight (-60°C) without suffering any damage.

NASA astronaut, Pat Forrester, alongside Bibendum, the Michelin Man



7 - Analyzing dilemmas



Reconciling stakeholders' expectations and compliance with our values

The Michelin Group's development is based on five fundamental values: respect for customers, for people, for shareholders, for the environment and for facts. And our decisions are taken with the aim of implementing these values. We can, however, be faced with delicate decisions. In the same way as tires are a balance between different, sometimes contradictory performances, the Group's response to a specific demand from the markets or from its stakeholders may involve the risk, in some situations, of being detrimental to improvement in the performance of other factors.

Accordingly, market growth, in terms of units sold, corresponds to a need expressed by customers, who are more and more numerous on the roads. This trend, which is beneficial for economic activity in general and for the Company in particular, may have a negative impact on the environment, if the increase in traffic is not offset by technological developments made on vehicles and tires to reduce pollutant emissions.

Likewise, and particularly in emerging countries, customers may wish to purchase very inexpensive tires, without caring about their basic technical performance (grip, robustness, service life, for example) or their performance in terms of rolling resistance. Given the essential nature of safety-related performance, it may become unavoidable to favor them ahead of environmental performance, despite the fact that development in emerging countries must go hand in hand with a reduction in negative impacts on the environment.

In this type of situation, exercising one's responsibility means systematically evaluating the potential negative impacts of greater performance in a given field, and lessening or eliminating them.

Our responsibilities regarding market trends

We have three levers to influence market trends:
- our marketing policy stimulates sales of those of our tires which are the most suitable for sustainable mobility;
- to a certain extent, our communications campaigns guide purchasing behavior and the ways in which our products are used;
- our contacts with representatives of the public authorities enable us to point out the real issues in the area of mobility today.

Supporting positive trends

It is our responsibility to bolster trends which contribute to respecting our values, such as reducing tire rolling resistance or increasing tire service life, while preserving other performances. We do this by enhancing all our product ranges and, in particular, by promoting the green tire (see p. 111), the XOne tire (see p. 113) and Challenge Bibendum (see p. 22). Challenge Bibendum was set up to encourage research into clean transport technologies; it serves as a catalyst for the automotive industry's efforts in the environmental field.

Limiting the development of problem trends

High-end vehicles are the showcase *par excellence* for technical performance. They have a very specific range of features: engine power, possibility of reaching high speeds (sedans and sports coupés), commanding weight and size (4-wheel drive and SUV) and, in general, high fuel consumption. These top range segments, often synonymous with driving pleasure, are also considered by some as portraying an image often difficult to reconcile with safety and environmental protection.

Out of respect for our customers, our employees and our shareholders, we choose to supply only very high quality tires on these market segments. As responsible manufacturers, we constantly enhance the performance of these products, particularly in terms of rolling resistance, in order to generate less pollution, and increase service life, without tolerating any compromise when it comes to safety. On every given market segment, we wish to provide tires which offer the best possible solution for our customers' requirements, while minimizing to a minimum negative impact for society.

Our presence on these specific segments is highly consistent with our commitment toward sustainable mobility: the products we market are a recognized source of progress, which is also passed on to our other product ranges. In the medium term, our public statements, as well as those made by all the players in the automotive industry, will have to emphasize this consistency, highlighting in particular sustainable practices and values in these segments.





Is our commitment to motor sports compatible with sustainable mobility?

We place a great deal of importance on motor sports. Michelin is present in all motor sports disciplines, where we have won a host of titles. In 2002, 17 top-three positions in Formula 1 and 6 world championship titles in motorcycle racing, rally, superbike, etc. were our reward for this commitment. But what is the strategic sense of this commitment? It is compatible with a contribution to sustainable mobility?

In competition, we are obliged to exceed our products' previous technical limits at every race. These extreme conditions force us to introduce technological breakthroughs, providing an essential source of progress and innovation. Competition is also a breeding ground for responsiveness, flexibility and imagination, all of which are beneficial for the Company and its customers.

Some sports, such as rally racing stimulate our technical performance on vehicles which become a genuine laboratory for numerous technical solutions which can be adapted for the market as a whole.

More generally, competition fosters greater awareness of our brands. It links us to values which are positive for the market: innovation and technology, reliability and robustness.

Our commitment to motor sports, which are sometimes perceived as promoting values that go against road safety and environmental protection, contributes without any doubt to technical progress in the area of mobility.



Review of our values in practice

Respect for People


Customers
People
Environment
Shareholders

« From the beginning, the Michelin Group has considered respect for people to be a key responsibility, has tried to respect certain rules of behavior: fair exchange, constructive dialogue for harmonious development within society. It is our firm intention to encourage positive relationships with all our partners. We do this in a spirit of honesty and mutual respect, to establish a dialogue, which is beneficial for one and all. »

« We want to pursue the Michelin Group's worldwide expansion [...], encourage personal development and self-realization within the company for one and all, in the exercise of their responsibilities. »

Michelin Performance and Responsibility Charter

1 - Our social and economic footprint, our responsibilities

A broad conception of our responsibilities

Our aim is to establish mutually beneficial relationships with all the people concerned by our activities. To do this, we must satisfy their long-term expectations, while ensuring our values are permanently respected. In addition, we consider that exercising our responsibilities may sometimes extend beyond the framework of our legal obligations. Throughout this report, we will cover these responsibilities from two angles:

- via our "social and economic footprint," or in other words the lasting mark made through our links with stakeholders by means of the salaries and taxes we pay, the purchases we make and the corresponding impact on employment;
- via the dialogue established with our customers, shareholders, suppliers, employees, the authorities, etc., which offers numerous opportunities for mutually beneficial exchanges and development of our activities.

Relationships with our customers and shareholders, the first bringing us income and the second, the capital needed for our business, are covered in the chapters preceding and following this one. Relationships with Michelin employees, employee representatives, our suppliers, local communities and the authorities are described in this chapter.



Jobs linked to the production of natural rubber

The production of natural rubber calls for an extensive labor force: it is the main source of jobs linked to our activity. The production of the natural rubber we buy accounts for 500,000 to 600,000 jobs, i.e. over three million people including families.

Michelin plantations employ 3,500 people for a planted surface area of 25,000 hectares and provide around 3% of the natural rubber needed to produce our tires. The remaining 97% is purchased on the Asian market, which itself represents 93% of world production. Rubber trees are mainly cultivated by small producers together with a number of other crops in areas that rarely exceed four hectares. All in all, Michelin thus represents an outlet for 10 to 13% of the world's rubber plantations, corresponding to a cultivated surface area of around one million hectares.

Our social and economic footprint

Our products contribute to economic activity by fostering the mobility of people and goods, therefore helping create and maintain numerous jobs. Our business activity is a factor of economic vitality, due to the financial flows established with various players: employees, suppliers, states, shareholders, local authorities, etc. This contribution is monitored by financial reporting, which accounts for the different elements expressed in monetary terms, such as purchases or taxes.

Our economic contribution is presented in concrete terms by describing how our Net Sales are redistributed and estimating the number of jobs which rely on it. This approach should, however, be refined to achieve a more accurate perception of our social and economic footprint, similar to the environmental footprint concept:

- by taking local development into account, together with various purchase related taxes;
- by estimating more precisely the number of indirect jobs generated by the monetary flows;
- by assessing all the contributions of our activity, such as improving the employability of our staff through training or reducing the number of accidents through innovation;
- by also assessing the cost of environmental impact for the Company.

Overall, including our own employees, we estimate that around 900,000 jobs worldwide are linked to our purchases of all kinds, including natural rubber, and to our outsourcing, tire distribution and retreading activities.

Breakdown of revenue from our activities in 2002

To realize our Net Sales, we incurred expenses (salaries, purchases of raw materials, operating costs, taxes, etc.). These expenses correspond to revenue for stakeholders. They use them, in turn, to pay salaries and taxes. This redistribution for 2002 is indicated on the next page, on the basis of our annual financial statements.

Breakdown of revenue from our activities in 2002

Customers

In 2002, our sales generated Net Sales of €15,645 million for an operating profit of €1,225 million and net profit of €614 million.

Other income

In addition to our sales, there are provision reversals and other operating income.

€15,645 million

€546 million



Sums retained by the Company to finance its investments and cover risks: €1,459 million
They represent depreciation expense and provisions. Part of the profit is also allocated to reserves.

€194 million

Shareholders

Flows to shareholders are comprised of:
- dividends, i.e. €160 million paid in 2002 (excluding minority shareholders),
- interest paid to minority shareholders of certain Group subsidiaries (€34 million).

€260 million

Banks

Financial expense (excluding bond issues) compensates banks for loans contracted by Michelin to finance its activities (€260 million).

€8,546 million

Suppliers

Flows to suppliers are mainly composed of:
- purchases used in production (raw materials and energy as well as stock variation). A breakdown by type of purchase is presented in detail on page 101. Note that natural rubber represents 23% of our purchases of raw materials, i.e. around €770 million;
- purchases of services, rentals, maintenance, repairs, insurance premiums, training, advertising and communication costs, goods transportation and business trip expenses.

In addition to these expenses, there are losses on irrecoverable debt and various everyday administration costs. These purchases are spread out between several thousand suppliers.

€5,152 million

Employees

Average number of employees in 2002 was 126,285, a decrease of 1.7% over 2001.
In 2002, €5,152 million were paid to employees by Michelin in the form of compensation, social contributions or to capitalize the various pension funds.

In 2002, these pension funds had managed assets of €3,814 million. Moreover, the Group's cash flow amply covered the disbursements linked to deferred commitments (payment as they become due to the pensions and/or medical expenses of retired staff in certain countries, mainly the United States and the United Kingdom).

€614 million

States and local authorities

The public budgets of the host countries where we operate via:
- the various local taxes and similar, which account for €232 million;
- tax on profits amounting to €382 million.

Colors associated with the stakeholders referred to in this document

2 - Michelin employees

« We want to pursue the Michelin Group's worldwide expansion based on three guiding principles:
- maintain a strong, open and shared company culture, a source of social cohesion and motivation;
- encourage personal development and self-realization within the company for one and all, in the exercise of their responsibilities;
- ensure constant compliance with the regulations and respect for cultures of the countries in which we operate. »

Michelin Performance and Responsibility Charter

Employee Satisfaction concerning respect for Group values in decisions made


64%
26%
10%
satisfied
no opinion
dissatisfied

Source: 2001 personnel survey

« To avoid accidents [...], it is not enough to create ingenious mechanisms and give clear instructions, we must constantly ensure they are complied with. »

Édouard Michelin - 1909

Our values

This fundamental wish to contribute to the development of people has, since the outset, been reflected in the specific responsibility entrusted to the Personnel department, which has 1,400 employees worldwide.
The Personnel department is an active participant in the relationship between each employee and the Company, in addition to the hierarchical structure, and ultimately an avenue of appeal. It is a key player in the development of people in the exercise of their missions and responsibilities. It guarantees fair assessment of performance, and has two complementary aims:

- to build individual professional advancement, in line with personal aspirations, and corresponding to proven skills and performance;
- to satisfy the personnel requirements of the Group's entities, both in the short and long term.

In order to implement the principles indicated above, two basic attitudes are essential: receptiveness and dialogue. We ask our managers to implement these attitudes in their everyday work.
In compliance with this approach, external consultants, ISR (International Survey Research), conduct periodic surveys of our employees (see p. 72). The results of the 2001 survey indicate that 79% of our employees are proud to be members of the Michelin Group and 71% consider that working relationships are good. Nevertheless, it also estimates that, since the 1997 survey, efforts in the area of working conditions have been inadequate.

Several aspects of how we apply our principles governing respect for people are covered hereafter.

Working conditions

To ensure that Health, Safety and Environmental issues relating to production sites are better taken into account, the Environment and Prevention Group Service (SGEP) has received a budget of €400 million for the period 2002-2005. Within the framework of this approach, its first task was to combine existing expertise into a network of managers and draw up an action plan appropriate for each industrial site.

Workplace safety

Workplace safety has always been considered an integral component of our sites' performance. Nevertheless, the results of a study conducted in 2002 throughout the Group revealed a situation that was considered to be globally unsatisfactory.

Major differences were highlighted in performance between sites. Four Group plants did not record any accidents in 2002 - American Steel Cord and the Kansas City aircraft tire retread unit in the United States, Siam Steel Cord and TTM Leam Chabang in Thailand. Exemplary results were obtained in 15% of sites. Nevertheless, the Group's lost time injury frequency rate (TF) reached 18.06 in 2002, with a severity rate (TG) of 0.65.
Unfortunately, two fatal accidents occurred involving our employees: one in China during a maintenance operation and one in Canada during a night snow removal operation. We also deplore the fatal accident which occurred in Mexico involving a member of a building firm working on one of our sites undergoing reconstruction, where production had been stopped for several months.
Improving safety at work for our employees and subcontractors is a major necessity today. We are determined to speed up progress year after year, in particular in plants where performance is less satisfactory.

2003-2006 objectives

Individual safety progress objectives are defined for managers responsible for our entities. Self-diagnosis and reporting tools are deployed and consolidated at the Group level.

Frequency and severity of accidents by geographical zone


Nbr of accidents
Nbr of days lost
3
2.5
2
1.5
1
0.5
0
100
80
60
40
20
0
South America
Europe
North America
Asia
Africa / Middle East
Average
Number of accidents per month for 1,000 people
Number of lost work days per month for 1,000 people



Sampling for analysis at the Bassens plant, France

« Our aim is to apply the same international health protection standards in all the countries in which we operate. »

Michelin Performance and Responsibility Charter

An example of concrete action in the field of ergonomics

In-depth ergonomic study of workstations brings results not only from a workplace safety and health standpoint but also with regard to equality between men and women.
When we closed the scooter tire production workshop at our Turin (Italy) plant, 150 jobs were lost, more than 50 of them held by women.
Faced with the impossibility of transferring women to workstations with characteristics specifically oriented to male employees, plant management sought new solutions. A two-million euro investment was therefore made to adapt ergonomics on workstations in the inspection workshop to avoid systematic lifting of tires by operators. This project was welcomed by employees, supported by the union and, above all, applauded by the 40 female employees who were able to continue their professional activity.

Our progress plan includes:
- an ambitious program of training and involvement at all levels of management: 80% of accidents in the workplace are related to behavior and 20% to technical problems;
- establishment of a database of best practices resulting from experience at the best-performing sites;
- definition of Group risk-evaluation referentials and technical guides;
- corresponding action plans appropriate for each site.

End 2002: 76 out of 93 site managers received training in best internal practices. All of them have set up action plans for 2003.

Ergonomics
The Group has developed methods of assessment that enable improvement plans to be drawn up for workstations (EVANE: evaluation of the ergonomic level of workstations).
These tools are deployed by a network of experts on the various continents. Up to now, all of the workstations at 41 industrial sites have been assessed, which, for France, represents over 1,000 workstations, i.e. 60% of production employees. This operation has enabled us to define our priority action. The workstation improvement budget is €30 million for 2003.
We are currently increasing the number of experts in the various Group entities and networking operations in order to ensure the consistency and sharing of experience.
A preventive approach to ergonomics, as soon as projects are launched, will provide a guarantee of better results while optimizing our resources.
Progress will be measured by regular assessment of work situations. We will be able to establish priorities for corrective action by comparing them with Group standards.

2003-2006 objectives
- The EVANE (evaluation of the ergonomic level of workstations) ergonomic standard is defined and gradually applied to all workstations.
- No Group workstations below the EVANE standard.
- Ergonomics is given formal consideration and applied as soon as projects are launched.

Work environment

The quality of the work environment is considered satisfactory by 50% of employees, a result slightly down between the two satisfaction surveys conducted in 1997 and 2001. This point was also raised by an internal diagnosis carried out by managers in early 2002. Over and above actual ergonomic aspects, we endeavored to improve the comfort and appearance of our infrastructures, combining functionality and pleasant surroundings whenever possible.

Working conditions on our rubber plantations

We employ close to 3,500 people on our plantations (see p.103 on environmental aspects).

We provide housing for their families. Plantations are equipped with social infrastructures, schools for children, leisure facilities and means of transport to meet needs. Beyond the framework of occupational medicine, our dispensaries treat families and, in emergencies, arrange appropriate evacuation to hospitals. In terms of safety, every step is taken to ensure our employees use the industrial safety equipment applicable to their jobs.

On each of its four plantations in Nigeria, Michelin has set up a fund dedicated to the local communities in order to promote infrastructures and social projects.



Tapping a rubber tree on our Bahia plantation in Brazil

Employee satisfaction concerning physical working conditions

(ventilation, noise, lighting, work space, etc.)


50%
5%
45%
satisfied
no opinion
dissatisfied

Source: 2001 survey of personnel

Working hours in France: flexibility and customer service

We are seeking greater flexibility in the organization of working hours, allowing us to meet the aspirations of our employees while at the same time guaranteeing the level of service sought by customers. In this spirit, we are more in favor of an approach based on a number of days to be worked in a year rather than a weekly breakdown. Agreements on the reduction of working hours in France were negotiated along these lines. They were submitted to all our employees via a referendum and approved by a 60% majority. We would like to continue in this area: an annual framework that offers the possibility of adjusting working hours and free time over several years, using a Time Saving Account. This measure would also allow the company to adapt more closely to economic cycles. We continue to be on the lookout for any changes in the law moving in the direction of flexibility over a number of years to be established after dialogue between management and the workforce.

Our exposure to the risk of AIDS

Apart from countries where the situation is serious (countries in Southern Africa such as Botswana, Zimbabwe, etc.), the World Health Organization mentions four countries where growth of the epidemic is a cause for concern: China, India, Russia and Nigeria. For various reasons, some of these countries remained ignorant and disbelieving for a long time as to the reality of contamination. The measures to be taken to check contagion were late in coming, resulting in an alarming spread of the virus in some regions. Thus, in Nigeria, the average prevalence rate is estimated at 5.8% (1999 data) but is apparently over 20% in certain states (including Lagos and River State).

At the Port Harcourt plant in Nigeria, local action has been undertaken for several years. Its efficiency has remained modest, hampered by sociocultural traditions. This is why, in 2003, we started to develop a broader action plan. The methods used integrate local players and are more closely tailored to the actual local situation.

www.unaids.org

Health and Safety at Work

The health of our employees is one of our major concerns (see our Charter). We take preventive action as well as setting up the necessary systems for covering payment.

We are developing the following action:

- application of a "new products" process at the end of 2003. It consists of an analysis of environmental and sanitary risks prior to the implementation of any new industrialization process. This study examines all the physical and chemical modifications occurring in a production chain and their consequences on health. Thus, the chemical substances entering into tire production are closely analyzed against reference norms to eliminate risks for our employees. Any product or process not satisfying the criteria of these analyses will be eliminated;
- use of recognized external experts, if necessary, for specific studies;
- coordination of the network of Group doctors to share knowledge and experience;
- regularly updated health checks, with priority given to countries where our facilities have been recently established. In 2002, an initial assessment of the level of medical assistance and emergency assistance resources was made in Russia and Romania. An updated health report was established in China, Nigeria and Algeria.

Career development for all categories of personnel

We manage careers on a long-term basis: they are generally developed over periods of around 20 years. People employed on fixed-term contracts represent less than 2% of the Group's total payroll. We are very selective about the quality of the people we recruit; we continue to assist them in order to give them opportunities for real career development. Each member of the workforce, regardless of status, is monitored by a career manager. Overall, we give preference to internal promotion rather than seeking employees from outside. As a result, around 30% of French managerial staff were promoted from inside the company. We also encourage geographical mobility and mobility between departments within the Group. On average, a Michelin manager changes jobs every three to four years.

These fundamental principles governing career management increase cultural cohesion within the Group. They enable our staff to develop a varied, sound professional experience. In 2002, natural attrition (resignations, retirement, termination of fixed-term contracts, deaths) was under 6%.

To ensure that the approach fostering internal promotion is not a handicap when we wish to quickly adjust parameters of our personnel management - promotion of women or age pyramid, for example - we sometimes have to hire specific categories of personnel. In numerous countries where the Group operates, recruitment was high during the sixties and seventies. As a result, a large population of employees is about to retire. Experienced personnel will therefore be recruited more often than in the past.

Employee satisfaction concerning:


respect for personnel
by their immediate supervisor
64%
9%
27%
relationships among co-workers
79%
5%
16%
satisfied
no opinion
dissatisfied

Source: 2001 survey of personnel



Training expenses in several zones of the Group - 2002

(as a % of payroll)


16%
14%
12%
10%
8%
6%
4%
2%
0
3.08%
3.96%
2.17%
4.09%
15.69%
South America (excl. plantations)
Europe
Japan and Singapore
North America
Nigeria

Employee satisfaction concerning:

training to acquire new skills

training to improve skills in one's present job


49%
13%
38%
59%
10%
31%
satisfied
no opinion
dissatisfied

Source: 2001 survey of personnel

Anticipating retirements between 2002 and 2006.

In recent years, Michelin has hired managerial staff on an extensive, sustained basis: more than 400 a year in the past three years. Nevertheless, like all European companies, we are now facing the prospect of massive retirements among the "baby boomer" generation, starting in 2004. In the next five years, we will have to cope with major personnel changes, particularly with respect to management positions. Such an age pyramid has led us to anticipate recruitment.

In France, this phenomenon has been accelerated by an early retirement program for employees who have performed shift work for at least 15 years. A total of 8,000 people will be retiring or taking early retirement between 2002 and 2006. These mass departures are offset by advance recruitment carried out in the past few years (1,000 people a year, all categories combined).

Keeping older employees is also an important component in the management of our workforce: the over 55s, which in France represented 3% of the workforce in 1995, now account for 16.5%.

Training

Training all our employees so they are able to carry out their jobs successfully, evolve within the Group, make a contribution to its development and reinforce their employability is a key point in our strategic orientation for the development of employees. In 2002, we devoted 4% of our payroll to training. This mainly covers three areas:

- training in management methods (5.5% of total);
- specific professional training (83.3 % of total);
- training on more general subjects (languages or office software, in particular: 10.9% of total).

Diversity, a matter of creativity and progress

The variety of career paths and experience of the men and women within a team has a beneficial effect on creativity, innovation, progress and mutual enrichment. Developing diversity means establishing conditions that allow all company employees, without discrimination on any specific criteria, to enrich their professional career path within the Company and, according to their skills, take on managerial positions. It ensures a diverse mix at the different management levels.

Fostering this plurality is one of the nine areas of specific action in the Michelin Performance and Responsibility approach. Our 2003 plan is to set up the conditions for long-term success in this project.

Internationalization policy

Since the very beginning, Michelin has always adapted to the culture of its host countries and encouraged management mobility.

The Group now has over 700 expatriates of 29 different nationalities, working in 58 different countries. 530 of them are managers, representing around 10% of the Group's managers. Many of our managers have at least one international experience. 33% of senior management positions are currently held by non-French nationals.

Women within the Group

Our personnel is predominantly male at all levels of management. This situation can mainly be explained historically by the fact that the Group's traditional professional sectors (production or sales, for example) have tended to attract males more than females. Today, 12% of our managers are women but only 3.5% of senior management posts are held by women. We are setting up a recruitment policy more adapted to the current proportion of women graduates in our various subsidiaries. In several countries, women now account for 25 to 30% of new hires.

Geographic origin of members of the management team

(as of 12-31-2002)


CEG*
CD **
Senior Management
0%
25%
50%
75%
100%
Europe
North America
South America
Asia
Africa and Middle East

Percentage of men and women by hierarchical level

(as of 12-31-2002)


CEG*
CD**
Senior management
Management
Office employees and technicians
Factory workers
0%
25%
50%
75%
100%
Men
Women

* Group Executive Council
** College of Directors

2003-2006 objectives

- More extensive internationalization and promotion of women within our teams via internal employee transfers. Recruitment of managers that are non-French nationals for positions of responsibility outside their countries of origin.
- Balancing of expatriate / local manager ratios.

Integrating minorities

Our diversity development policy is currently most advanced in the United States. Our practice is based on application of the non-discrimination principle stated in our Charter and on action taken by Group companies according to local situations. These measures are carefully monitored. Nevertheless, regardless of incentive programs, career development is still fundamentally skill-driven.

A varied legal framework

Before any legal considerations, our principal objective is to diversify the Group's senior management through greater internationalization and promotion of women. Progress on these two aspects is slowed down by continuing historical trends and the importance of the time factor: to build success, skills must be acquired and several years' experience is essential. Laws in favor of the diversity of people vary throughout the world. They are often based on quota systems. Our viewpoint is that, over and above this type of transitional mechanism - which is not in the best interest of people or the Company - it is more relevant to support cultural development.

Some local achievements

In the USA, *Michelin North America established a charter on diversity in 2002, relating to equality in the availability of jobs and internal promotion: it is known as the "Diversity Policy Statement." A "Diversity team" has been set up on all sites and is coordinated by three full-time managers at Group level. All managers are trained and kept regularly informed on this subject. Each of our main sites has developed a progress plan, based on sharing best practices and 1,330 managers have attended a "Foundation in Managing Diversity" training course. The results of this action are carefully monitored by American senior management. The ratio of women employees in the USA rose to 17.6% as of December 31, 2002, compared with 13.3 at Group level. For more senior positions, the ratio of women is currently lower (around 10%) but is rising.*

In France, *15% of management positions are held by women, thanks to the emergence of new professions and recruitment orientations over the past few years. A task force was set up to establish orientations concerning women's career paths, based on a diagnosis.*
In Clermont-Ferrand, the Group Auditing Department is composed of 35 managers of 13 nationalities, able to conduct their missions in 16 languages.

In seven countries, *in order to facilitate expatriation, we run schools for the children of our expatriate staff. Some of these schools have a very long history. In France, the Clermont-Ferrand International School has 150 pupils and students from 25 nationalities.*

Compensation and social protection

By increasing compensation for all categories of personnel, we ensure that the best contributions to the Company's development are rewarded worldwide.
Our salary policies are competitively aligned with local markets.

As precursors in this field in Japan, in 2002 we switched from a salary increase approach based on age and seniority to a system that acknowledges skills and individual performance.
In emerging economies, we exceed local standards when deemed inadequate in relation to our internal surveys based on local cost-of-living studies.

Social protection legislation (social security, pensions, provident funds, etc.), varies immensely between the different countries in which Michelin operates. We systematically endeavor to choose the most favorable conditions available or authorized on the local market. In Poland, for example, this was the case for the retirement system: we opted for new legislation more favorable to employees as soon as it became effective in 2002.

Risk analysis of our presence in free-trade zones

Free-trade zones, initially created to speed up economic development, are also criticized for the drift they may encourage, in terms of social conditions for employees in particular. None of our production sites are located in such free-trade zones.

Breakdown of the payroll by geographical zone
(in billions of euros)


Factory workers
Office staff and technicians
Mgt staff
Europe
South America
North America
Asia
Africa and Middle East

Employee satisfaction concerning fringe benefits compared to other companies


47%
14%
39%
satisfied
no opinion
dissatisfied

Source: 2001 survey of personnel

« We [...] wish to hold positive, constructive debate with the legal bodies representing employees, with sincerity and respect for their viewpoints. Our goal is balanced development for both the company and employees. »

Michelin Performance and Responsibility Charter



Dialogue with employees

One aspect of our respect for people principle has always been ongoing dialogue with our employees. The aim is to allow our personnel to express their views as directly as possible to their hierarchy. In this context, in the event of a divergence of viewpoint, career managers are an avenue of appeal. A "relational triangle" is therefore established, composed of the employee, the employee's superior and the career manager. The role of career managers is to support the professional development of the employees under their responsibility. These principles are applied worldwide.

Direct dialogue: the satisfaction survey

A satisfaction survey of all Group employees is conducted periodically by ISR (International Survey Research), an independent consultant. The results of these surveys are used to launch progress plans which, to be as relevant as possible, should always be considered as perfectible. We strive to improve our capacity to make even more concrete use of the elements obtained from these surveys.

The latest survey, conducted in 2001, covered an audience of 92,376 employees. The response rate was 76%, compared with an average of 60% in other companies. 62% of employees are satisfied with Michelin as an employer (compared with 60% in 1997). 11% are dissatisfied. The main areas of satisfaction concern the quality and performance of our products, the Group's contribution to road safety, the service provided to customers and autonomy at work. Better salaries, internal communications and career management are major points on which employees would like to see improvement. The main results relative to these social topics are published in this report.

Dialogue with union representatives

Without calling the principles of direct dialogue into question, we wish to maintain positive, constructive relationships with employees representatives wherever they exist.

For three years now in France the Company has implemented its wish to further social relationships by developing a contractual policy. This determination has resulted in the negotiation of seven agreements subsequent to the 35-hour work week protocol. More specifically, these agreements involve salaries, employee profit-sharing, the CCA (Retirement Agreement), PRP (Gradual Early Retirement) and incentive bonuses. In September 2002, negotiations began with trade unions regarding the conditions for exercising union rights and the operation of employees representative bodies.

Some local initiatives

In Europe, we set up the CEEM (Michelin European Works Committee) which became operational in 2000. Its initial task involved flexible working hours and numerous other topics: the economic situation, production, sales, jobs, cross-European issues, etc. Some of its work principles, including information-sharing with European trade union representatives, were defined jointly when the CEEM was set up and updated in October 2002.

In North America (Canada, United States, Mexico), employee safety committees were set up after fruitful collaboration with several trade unions.

In the United States, "Michelin Employee Life Services" is available 24 hours a day, 7 days a week. This service is open to our employees, offering them, at their request, advice on legal and financial matters and other everyday issues. Within the framework of the "Total Rewards Project" aimed at assessing fringe benefits provided to employees, we have formed teams responsible for preparing recommendations for management.*

In Romania, collective agreements were signed with two trade unions in 2002. Our managers receive training in social relationships with the support of the Ministry of Labor.

**The term "fringe benefits" covers all benefits and social protection granted by a company to its employees, such as health care, pensions, savings, provident funds, loans, paid holidays, subsidized meals, severance pay, etc. Fringe benefits vary from one company and country to another.*

3 - Our relationships with suppliers

« In the initial choice of all our partners and when evaluating our continued relationships with them, we wish to include in our selection criteria their attitude towards the principles of sustainable development and to contribute to the widespread adoption of such practices. Our suppliers are selected after visible, equitable, competitive bidding, in full compliance with the competition law. »

Michelin Performance and Responsibility Charter



Our responsibilities

In 2002, the Group's purchases totaled €7.678 billion. They are broken down into raw materials, energy, equipment, supplies and services linked to production and transport.

As our Charter indicates, we consider that our social and environmental responsibility must also be exercised in relation to our suppliers when they are initially selected and throughout the duration of our relationship. This principle also determines strategic choices that may significantly change our purchasing strategy (product design, process evolution, outsourcing). We ultimately wish to encourage:

- respect for ethical rules in the relationship;
- an examination, with our suppliers, of all processes that can improve the social and environmental conditions of production and, as a result, the overall impact of our joint activity.

What is our influence on our suppliers?

Our influence on the practices of our suppliers is directly linked to our share in their net sales. It also depends on our capacity to assess their performance. This capacity is either based on close relations with our suppliers (presence of their employees on our sites, audits of their production sites, etc.) or on their social and environmental reporting. Our suppliers can be broken down into several categories according to these criteria:

1. **service providers** whose employees are present on our sites (temporary staff agencies, security or maintenance services, etc.);
2. **rubber producers**. The Group buys 10 to 13% of the world's natural rubber production but our influence is slight due to the number of small producers involved;
3. **raw material producers**. They are principally major industrial companies (oil, chemical, petrochemical and metallurgy), with whom we maintain close relations. Our influence, which is largely dependent on our quality control procedures, remains moderate due to the small share we represent in their net sales or the limited number of global suppliers. We expect several of them to be able to meet our requirements in terms of social and environmental impact;
4. **other suppliers** (transport, energy, services, information systems and communications). The influence we are able to exert on this varied group of small and large companies is variable and specific to each situation.

Breakdown of our purchases of goods and services
(in value)


8.6%
8.8%
6.7%
9.2%
3.7%
2.7%
3.0%
18.4%
10.2%
28.7%
RAW MATERIALS
Natural rubber
Synthetic rubber
Carbon black and silica
Other petrochemical derivatives and textile reinforcement
Metal reinforcement
ENERGY
Fuel oil, gas, coal
Electricity
SERVICES AND SUPPLIES ASSOCIATED WITH PRODUCTION
Equipment and industrial supplies
Transport
Services

« The International Labor Bureau can only encourage multinationals such as Michelin to draw inspiration for their activities in the domain of social responsibility from the principles of the "Tripartite declaration of principles concerning multinational enterprises and the social policy." This declaration, adopted on the basis of consensus between employees, workers and governments, provides guidelines for multinationals in areas such as employment, professional training, health and safety at work and industrial relations. »

Göran HULTIN, Executive Director of the ILB, Employment Sector.



Our purchasing approach and its consequences on our exposure to social and environmental risk

Due to the major role of raw materials in the performance of our products, our approach toward suppliers is long-term, guided by a constant search for sustained high quality. Within the framework of the close relations established with our raw material suppliers, we actively participate in their progress approach. In addition to this search for quality common to all our purchases, the global strategy for improving our competitiveness has several implications in terms of purchasing:

Outsourcing of services

This option reduces the number of direct jobs under our legal responsibility in favor of indirect jobs. Suppliers of these services operate in a more extensive market and have a varied portfolio of customers. The indirect jobs created are therefore less sensitive to the economic cycles of our own sector of activity.

Increasing purchases in Southern and Eastern European countries

Apart from natural rubber, the majority of our purchases - close to 80% - come from industrialized countries where social and environmental conditions are governed by legislation. The remaining 20% come from emerging countries. Developing our purchases from these regions enables us to contribute to local economic development. Implementing the orientations of our Charter helps improve social and environmental conditions of production. Moreover, this increase in purchases may gradually lead to the transfer of jobs from North to South and West to East;

Consolidation of purchasing at Group level

This enables us to achieve economies of scale and ensure a constant high level of quality. It strengthens central management and increases our options between different suppliers. It facilitates the application of social and environmental selection criteria. From an economic standpoint, consolidation of purchasing may reduce our local influence since a plant may no longer necessarily buy from its local area. On the other hand, it may contribute to increasing our influence in more distant geographical zones.

Criteria applied to our suppliers

Child labor and forced labor

In accordance with ILO principles, we pay particular attention to the clauses concerning child and forced labor. We know the risks facing suppliers in certain geographical areas. In the field of rubber production (covered on page 79), the issue has been satisfactorily resolved. In other sectors, we have not, as yet, identified any risk of breach of ILO regulations by our suppliers. We nevertheless intend to include this concern in our audits and, if necessary, add a special clause to our contracts.

Environment and safety in the workplace

Our raw material suppliers are selected via a rigorous process including recommendations concerning production systems. Our supplier assessment method includes impact on the environment and safety in the workplace. These data are an integral part of the selection criteria, but do not currently provide grounds for termination of contract. However, objectives for progress in this field are included in the support plans we draw up with our suppliers.

Other criteria

Elements relative to the social responsibility of suppliers, such as compensation policies and compliance with labor law are taken into account in specific cases, according to the particular situation of each supplier and the known potential risks.



Child labor, an example in the textile sector

In 1999, we took action against a glove supplier in Asia. Fearing that he did not comply with ILO regulations, we asked him, and his competitors, to formally certify compliance with these requirements. These suppliers, when informed that refusal to comply with these clauses would lead to termination of the contract, committed to comply fully with ILO principles.

« We are fundamentally opposed to child and forced labor, in full compliance with the principles of the International Labor Organization (...). We expect high-quality services from our suppliers, that contribute to meeting, as fully as possible, our customers' expectations. We are particularly attentive to their ability to effectively implement practices and technologies, which respect national and international law and, more generally, people and the environment. »

Michelin Performance and Responsibility Charter

2003-2004 objectives

Preparation of a referential specific to purchasing, integrating the orientations of the Performance and Responsibility Charter

Transportation of tires by container



Our ambitions

The previously described developments reveal important issues, requiring an even more formalized approach. We are currently reviewing these issues. Our review concerns more detailed processes to analyze the risks inherent in the various sectors where we purchase our supplies. If necessary, this study will lead to a redefinition of our purchasing strategy.

Our strategy toward carriers

We endeavor to establish lasting relations of trust with the firms transporting our finished and semi-finished products. We work with major firms recognized on the market for their fairness in terms of social conditions and vigilance concerning quality assurance. We also aim for sustainable relationships with carriers by restricting their dependency on our needs and limiting our risk linked with their economic viability. In general, we ensure we do not exceed 15% of their net sales.
Only ten or so small carriers in Europe are exceptions to this rule. These are companies with one or two trucks which handle a specific flow, always the same. We are therefore even more vigilant concerning the criteria discussed above.

Social purchasing criteria in the USA

Michelin North America buys an annual 26 million dollars worth of goods and services from companies belonging to ethnic minorities and makes 23 million dollars of purchases from companies owned by women. This choice, compatible with our search for the best quality/price ratio, also contributes to the durability of our purchases by spreading them among a larger number of suppliers.

A concrete example: our purchases of natural rubber

Our plantations enable us to increase the production quality of natural rubber, its resistance to disease and its yield (see p. 103). Our knowledge of rubber growing also helps improve the social conditions of production, which, in parallel, helps us to ensure durable supplies.

Internal organization: a response to the market structure

Due to the market structure, small producers are heavily affected by fluctuations in the price of natural rubber. When prices are low, this situation generally results in producers abandoning rubber growing in favor of other, short-cycle crops. This was the case between 1999 and 2001.
Since 1995, we have had an organization in Singapore that centralizes all the Group's natural rubber requirements. It coordinates our dealings with the different players in the sector in order to encourage constructive dialogue with a view to stabilizing prices at a level which is acceptable to all parties.

Our action on the international front

In 1999, the financial crisis in Asia led to the disintegration of the INRO (International Natural Rubber Organization). This market safeguard had guaranteed relative price stability over the previous 20 years. Since then, the three main countries of production (Thailand, Indonesia and Malaysia) have set up an intervention program that is taking a long time to implement. We believe that it is to the advantage of these producer and consumer states to join forces again in order to re-establish an international regulatory authority. We need an organization capable of drawing up statistics, anticipating market change and offering a neutral, permanent framework for dialogue between the parties involved. We support any international initiative in this direction. Parallel to this, by means of bilateral relations, we encourage other countries, such as Vietnam and China, to produce natural rubber.

Structure of the natural rubber market


Small producers
85% of production, 10 million people
Industrial plantations
15% of production
Processors, intermediaries and commercial agents
Second market intermediaries (Singapore, Japan and China)
Tire manufacturers
70% of consumption, 10 to 13% of which by Michelin alone
Fixed margins
Margins dependent on prices



Ensuring the long-term supply of natural rubber

In recent years, the fall of the price of natural rubber has led to producers abandoning rubber growing. Regular supplies are now under threat in the medium term. Rubber trees can only produce latex after a long phase of six to eight years of growth. This slow process presupposes a capacity for long-term investment often beyond the possibilities of small producers.
In this situation, our wish to assume our social responsibility plays its anticipatory role to the fullest. By supporting prices, we maintain the compensation of producers at an acceptable level. In this way, we reduce the upstream risk of a shortage in the medium and long term.

Origin of our purchases of natural rubber in 2002

(in thousands of tonnes)


600
400
200
0
Africa
Asia
Brazil

Aerial view of a rubber plantation



Support for market prices

In the current context, Michelin's strategy remains unchanged. We continue to buy as much natural rubber as needed, even at an artificially supported price. Through the purchases we make in primarily local markets or directly from processors (the main channel), we wish to support the different players in the sector.

Means of safeguarding long-term supplies

Our strategy consists of supporting a sector that is already economically profitable and lightweight as far as intermediaries are concerned. With this in mind, we are exploring several options, including a pre-financing mechanism for small producers. Such experiments are currently being made in Thailand. Access to credit would doubtless reduce exposure to price fluctuations, thus stabilizing producers in rural areas.

Our attention has also been drawn to another innovative possibility. This would be to encourage the development of the rubber tree timber industry, which could provide an additional outlet for producers.

Structures needed to stabilize prices

After a historic fall in prices between 1999 and 2001, the natural rubber market recovered during 2002 and moved back to the 1997 level. Current prices enable small planters to continue their activity.

On a more long-term basis, stabilization of natural rubber prices at a level satisfactory for producers and acceptable for consumers (70% of them tire manufacturers) will obviously depend on market conditions as well as on the creation of international regulatory structures. It is essential to maintain the dialogue between the parties involved which existed up to 1999. Price stability is in fact vital for small producers. As they are directly affected by fluctuations, they tend to abandon their plantations. Their protection is therefore a priority, both to ensure long-term supplies and to contribute to lasting development in rural areas.

4 - Our relationships with local communities

" Michelin Développement "

The Group is determined to assume its responsibilities in the geographical regions in which it operates. This is why, in 2002, it was decided to extend the action taken in France since 1990 to the entire European continent. In twelve years, thanks to the Société d'Industrialisation et de Développement Économique (SIDE - regional industrialization and economic development program), this action has helped to create over 9,000 jobs.

In industrial areas where the Group operates, our objective is to support the growth of SMEs by various means: our knowledge of players in the field of economic development, the transfer of know-how and financial aid for job creation projects.

Established in May 2002, MICHELIN DÉVELOPPEMENT's mission is to co-ordinate the activity of each European country in the area of economic development in two directions: taking advantage of the Group's international dimension and encouraging the sharing of best practices.
In 2002, the following structures were created in Europe: "Michelin Development" in the United Kingdom, "Michelin Desarollo" in Spain and "Michelin Sviluppo" in Italy. In 2003, this organization will be deployed in Germany, Hungary, Russia and Romania.

Finally, the creation of these economic development companies reflects a desire to effectively anticipate outplacement activities for employees affected by restructuring measures. It helps to reindustrialize the employment areas concerned.



Tremplin Jeunes (jobs for young people)

Since 1997, we have offered assistance to the children of our employees in France with defining their career objectives and finding their first job.
Coordinators, who are company employees, assist them with their formalities, regardless of their level of education. Apart from helping them to draft a résumé or prepare for job interviews, this support may take the form of additional training or an initial work experience to enable them to have a first approach to and knowledge of a profession.
Since the "Tremplin Jeunes" program was set up, 80% of the 2,000 young people who have participated have been successful in finding employment.

Restructuring of the Stoke-on-Trent site in the United Kingdom

This site, which opened in 1927, employed 2,700 people at the beginning of 2000. Between 2000 and 2002, we were obliged to gradually cut 1,700 jobs.
A structure was then set up to help affected employees find jobs. After an individual interview phase, all these employees received training in job search and support from a permanent advisory unit (Internet connection, financial advice, etc.). Training in starting a business was offered to interested employees. Finally, a partnership was set up with public institutions and regional companies to set up a regional development program. All in all, this three-year partnership has resulted in as many job creations as there were job losses.

Employee satisfaction concerning job security


58%
23%
19%
satisfied
no opinion
dissatisfied

Source: 2001 personnel survey


W.A.I.T.
W.A.I.T. CERTIFIED FACILITY
MICHELIN AMERICAS
RESEARCH AND DEVELOPMENT
CORPORATION
CERTIFIED: OCTOBER 2002

Our action is guided by the following three principles:

- *share our experience and know-how through free advice to small businesses;*
- grant companies unsecured loans at a preferential rate (50% of market rate) to create leverage with banks;
- take part in local economic development networks.

Relations with local residents and communities

Throughout the world we are undertaking an increasing number of initiatives relating to local communities near our sites. In North America, Michelin has a reputation for local involvement in the areas of charity work, culture, sports, university and healthcare. Nevertheless, the worldwide diagnostic conducted in early 2002 reflects significant variance in the involvement of our sites. Since these choices primarily depend on the site manager, we have prepared guidelines for local managers. They will formalize the numerous initiatives taken by all our subsidiaries to become involved in local life and inform local residents of our activities.

Some local initiatives

In France:

- at our Cholet plant, local residents were complaining of smells emanating from the mixing of natural rubber. After information gathering and dialogue with the authorities, residents and media, we undertook research which, in early 2002, culminated in the installation of new equipment taking the level of these emanations below the threshold of detection of odors.

In the United States:

- Since 1991 our synthetic polymer production plant in Louisville (Kentucky) has been organizing monthly meetings to exchange viewpoints and dialogue with local resident representatives within the Rubbertown Community Advisory Council. Undertaken jointly with eleven other industrial chemical companies established in Louisville, the objective of these meetings was to "set up permanent dialogue between participant chemical industries and the surrounding communities [...] in order to exchange viewpoints on health, safety and the environment." Depending on the actual participation of committee members (around twenty people) in the meetings, Michelin makes a donation to the charity of their choice.

- at MARC, the Michelin Research Center in South Carolina, a group of employees set up a "wellness trail" and "wilderness trail" - to protect and enhance the value of natural resources while encouraging people to exercise. As a result of this initiative, MARC was awarded the WAIT (Wildlife and Industry Together) trophy for its action to protect certain local species of birds.

Recommendations in our tourist and hotel/restaurant guides and the impact on tourism

By publishing maps, travel guides and hotel/restaurant guides, we have an indirect impact on local communities. We are aware that our report, favorable or not, on a tourist site or hotel may have important consequences on its activity. We have therefore always endeavored to make these decisions carefully, after a thorough, objective inspection.

We make our judgement in a fully independent manner, according to our own specific criteria. We rely on our experts (cartographers, authors and inspectors, etc.) and established methods. We do not accept any financial contribution from the sites, hotels or restaurants that we report on. Finally, we carefully respect the facts. To ensure the reliability of our information, our inspectors behave as ordinary travelers. Information received by mail from our readers (around 30,000 letters a year) is systematically recorded.

We encourage our readers to understand cultures and respect the environment they discover by providing them with information that is as objective as possible.



Should we take a stand in tourist guides? The example of the Pamukkale site in Turkey

In the first issue of one of our guides on Turkey, we drew our readers' attention to the deplorable state of the natural basins at Pamukkale, which were in danger of drying up as a result of poor hotel planning. We then advised our readers to seek accommodation further away in order not to encourage these hotel constructions. To our satisfaction, we note that these hotels have now been removed and balance restored to the site.




GUIDE
ROUGE
FRANCE
2002

Over a 100 years of expert advice

5 - Our relationships with local authorities

2003 Objectives

To establish dedicated teams in Germany, Hungary, Russia and Romania.

Our course of action

Dedicated teams

Our teams responsible for Governement Relations are based in Paris (five people), Brussels (five people), the United States (three people at the Group's head office in Greenville, South Carolina, supported by advisors in Washington), Brazil (one person), Nigeria (one person) and China (one person).

Our code of ethics

It is our responsibility to take part in public debate. With the prospect of making a contribution to the general interest, we wish to pass on to decision-makers any relevant technical information in our possession and express our viewpoints.

On mobility issues, particularly the balance between the various modes of transport or the processing of waste, the automotive industry is often criticized for adopting defensive positions. Our understanding of responsibility entails that we must make our positions public (see the opposite page for our reaction to the European Commission White Paper on Transport and the waste issue). It also leads us to implement all the information and explanation resources permitted by local rules of public debate in the countries in which we operate. In this respect, our policy is governed by the Michelin Performance and Responsibility Charter and a code of ethics specific to public affairs, in strict compliance with regulations.

Contribution to the public debate on mobility

Our reaction to the European Commission White Paper

In 2001, in a White Paper, the European Commission made public the orientations it wished to see adopted in the area of transportation by 2010. We share most of its recommendations on the internalization of external costs (see p.18), improvement of the quality of road transport and the reinforcement of intermodal transport. Nevertheless, we remain wary of certain orientations. In particular, the Commission considers that profits from operating highways could be used to finance other modes of transportation, including rail. We tend to think that the capacity and efficiency of road infrastructures need to be increased in order to absorb the foreseeable growth in traffic and, at the same time, limit nuisance. Regarding costs, with equal levels of service and efficiency, it is generally recognized that the development of road infrastructures is more advantageous than the development of infrastructures dedicated to other modes of transport.



How can we cooperate with European authorities?

As European Union orientations and regulations are very important, in particular as far as the environment is concerned, methods for assessing the impact of our products on the environment have been studied in great depth in conjunction with our industry sector and the European Union departments concerned.
Our permanent delegation in Brussels acts as an interface to enable Company departments to co-operate with the European institutions.

How can we co-operate with an international organization?

For a fifteen-month period during 2002 and 2003, Michelin and the International Labor Bureau (ILB), a structure that is part of the International Labor Organization, arranged an exchange of managers.
A Michelin manager was temporarily assigned to the ILB and developed training sessions on socially-responsible restructuring.
An ILB manager was temporarily assigned to Michelin and worked on the development of responsibility-driven organizations in production workshops.



Review of our values in practice

Respect for Shareholders


People
Shareholders
Customers
Environment

« There is a form of partnership between our shareholders, our company and its executives [....]. Respecting the shareholder [...] means fully recognizing his role and the risk he takes, involving him in the life of the company and striving to meet his long-term expectations [...]. We are convinced that focusing on our economic performance, as well as caring for the environment, for people and for society as a whole, are not only compatible but, indeed, inseparable. »

Michelin Performance and Responsibility Charter

1 - Our shareholders, our responsibilities

Who are our shareholders?

Institutional and individual shareholders who have made a long-term commitment

As of December 31, 2002, Michelin's shareholders comprised 189,680 private individuals and 5,332 institutional shareholders (companies, pension organizations and funds, insurance companies, investment companies*, States, etc.). Among them were 56,000 employees. They hold 1.1% of the capital. Compared with other listed companies in France, our shareholder structure is characterized by a high percentage of individual shareholders (close to 20% of shares held).

Since Michelin shares have been listed on the Paris Stock Exchange, all the Group's Annual General Meetings have taken place on first call. A quorum has always been reached, that is to say, the shareholders present or represented held at least one third of shares with voting rights. In 2002, a quorum of 56% was obtained, reflecting our shareholders' keen interest in the life and management of the Group.

Success of the first Employee Shareholding Plan

In 2002, to strengthen the involvement of all employees in value creation, Michelin successfully launched its first worldwide employee shareholding plan. We also set up a stock option plan for senior management.
In 2002, over 60% of the 100,000 employees who were offered the possibility of subscribing, in sixteen countries, decided to become shareholders. This massive support made Michelin the industrial company with the highest rate of subscription for the launch of a first employee shareholding plan.

A second subscription phase began in 2003, offering shares to over 103,000 employees in 70 countries, capped at 0.99% of the capital.
On completion of the two subscription phases, 69% of the 113,000 eligible employees, of all nationalities, had chosen to become shareholders. They applied for over 3,300,000 shares, although only 2,700,000 were available, thus increasing the share of the capital held by employees to 2.1%.

At the same time, in May 2002, an initial stock option plan culminated in the allotment of 716,600 stock options to senior and executive management in France and abroad.

* *Mutual funds (SICAV and FCP in France)*

Breakdown of Michelin capital

(at 12-31-02)


17.7%
0.9%
1.1%
41.2%
33.3%
5.8%
Individual shareholders
Self-owned
Employees
Other French institutional investors
Franklin Templeton (American fund managers)
Other foreign institutional investors (pensions funds, companies, mutual funds)


MICHELIN

Annual General Meeting of Shareholders in Clermont-Ferrand (France) in May 2003

Our responsibilities to our shareholders

Shareholders and, in general, all financial partners, invest capital in the Group to ensure its development and growth or to help it to weather difficult periods. Respecting shareholders means fully recognizing their role and the risks they take, involving them in the life of the Company and striving to meet their long-term expectations.

Investors' expectations

Our shareholders' expectations may vary significantly, depending on the type of investor, individual or institutional. They are nevertheless determined by four factors:

- Financial return. This must be consistent with the level of capital employed. It presupposes good operating performance and optimum use of the Group's assets.
- Management of financial risk. This means publishing sound, reliable and comprehensive accounts. It requires high-quality internal control and rigorous investment procedures. It calls for a prudent policy aimed at identifying and covering all risks to which the Company is exposed.
- Proper implementation of shareholders' power of decision. This calls for governance structures, detailed information on the Company's activities and effective control of its orientations.
- Regular, detailed information on the Company's performance. This is the essential condition for the above three requirements to be met.

For sometime now, the performance of the Company in relation to sustainable development issues has been subject to growing attention from investors. For some, it is a question of moral conviction; for others, it is an additional means of limiting risks and creating new medium and long-term opportunities. Proof of interest for this question is reflected in the increasing number of requests for information we receive.

2 - Our corporate governance

Our mode of governance

For the past 140 years, our Company has had the legal form of a partnership limited by shares (société en commandite par actions - SCA). Since 1951, the Michelin Group holding company has been the SCA Compagnie Générale des Etablissements Michelin (C.G.E.M.). This legal structure is one of the levers that foster stable, highly responsible management, able to implement long-term strategies. The originality of this structure lies in its two types of partners:

- Limited Partners (shareholders) are holders of exclusively registered shares. As a result, their shares are not escrowed before the General Meeting. They are only liable for Michelin debt up to the limit of their capital contributions. They appoint the Managing Partners (with the unanimous approval of the General Partners), members of the Supervisory Board (who are necessarily chosen from the shareholders) and the Statutory Auditors;

SCA Compagnie Générale des Etablissements Michelin (CGEM)


General Partners
Edouard Michelin
René Zingraff
SAGES
Appoint after approval from General Partners
Limited Partners
(Shareholders)
Report on management to the Annual General Meeting of Shareholders
Approve proposals for Extraordinary General Meeting of Shareholders resolutions
Appoint and revoke
Ensures ongoing monitoring of management
Managing Partners
Edouard Michelin
René Zingraff
Management entity
Supervisory Board
Control entity
Statutory Auditors

- The General Partners are indefinitely and severally liable for Michelin's debts against their personal assets. They may not relinquish their status and responsibilities by resigning. Only the shareholders, at an Extraordinary General Meeting, are empowered to authorize the resignation of a General Partner. General Partners may, moreover, be shareholders. However, in this case, they do not take part in the vote concerning the appointment or revocation of members of the Supervisory Board.
  There are three General Partners:
  Mr. Édouard Michelin,
  Mr. René Zingraff,
  Société Auxiliaire de Gestion (Sarl SAGES), whose sole vocation is to ensure interim Management and convene an Extraordinary General Meeting in the event of the simultaneous demise of the Managing Partners.

A clear-cut separation between management and supervision functions
The Company is managed by the Managing Partners, who are necessarily General Partners.
The Supervisory Board is responsible for permanent monitoring of the Company's management. It verifies the fairness of financial statements and monitors management decisions. At the General Meeting of Shareholders, it gives its opinion on proposals made by the Managing Partners. It acts on behalf of the shareholders and reports back to them on its actions at the Annual General Meeting of Shareholders.

A legal structure that strengthens responsibility

Unlimited liability of the Managing Partners
As they do not receive a salary or non-cash benefits, the Managing Partners receive statutory payments allocated to them on the basis of profits. They are free to share out these profits between themselves as they deem appropriate*. Their interests are therefore the same as the shareholders', as they only receive payment if the Company is profit-making. The decisions they make involve long-term commitment on their part since they have several and unlimited liability for the Company's debts against their personal assets. A legal structure of this nature can only reinforce the basic will for vigilance when taking risks.

** For further information, please refer to the 2002 Annual Report.*

Independence of the Supervisory Board

On December 31, 2002, there were five members on the Supervisory Board, three of whom are independent, as defined by the Bouton report*, in that "they have no relations, of any kind, with the Company, the Group or Management, which may compromise their freedom of judgment". At the General Meeting of Shareholders on May 16, 2003, a sixth member was appointed to the Supervisory Board by shareholders.

The independence of the Supervisory Board is ensured by the following measures:

- the Managing Partners cannot become members, nor may they take part in the election of members;
- C.G.E.M. does not hold any interests in companies outside the Group in which members of the Supervisory Board have an occupation or corporate appointment;
- neither the Managing Partners nor Michelin Group senior management are involved in the governing bodies of such companies;
- moreover, the Supervisory Board analyzes and audits all the Group's business, results and prospects. Accordingly, it reviewed issues pertaining to the Michelin Performance and Responsibility approach in two of its meetings in 2002.

* *French guidelines of best corporate governance practices*


MICHELIN
Fact-book
2002

Publications for our shareholders and investors



Dialogue with our shareholders

In addition to our ***Annual Report****, published five weeks before the Annual General Meeting, information has been provided on the Group's overall strategy since 2001. During the year, shareholders also receive the* ***Letter to Stockholders*** *(published three times a year) and the* ***Consolidated Earnings Guide****, a detailed report on the half-yearly accounts. Michelin also publishes a* ***Fact-book*** *containing data and information on the Group and the tire industry. These documents are available on our Internet site, together with presentations and press releases for institutional investors. In addition, since 2002, Michelin has presented its strategy in the* ***Investors' Guide.***

In early 2003, Michelin set up a ***Shareholders' Advisory Committee*** *to communicate more efficiently with individual shareholders. It has 12 members, two of whom are employee shareholders.*

In addition, meetings are arranged regularly to keep individual shareholders and institutional investors informed.

Finally, for several years now Michelin has made an active effort to keep its ***foreign shareholders*** *informed to encourage them to exercise their voting rights. As of December 31, 2002, they owned 49% of the Group's capital.*

3 - Implementing values and economic performance

The Group chooses to exercise its responsibilities and implement its values. The impact of this decision on our economic performance may, however, raise a number of issues. We would like to take this opportunity to explain the merits of this orientation. We are convinced that it is consistent with our economic performance objectives and maintain that an ethical commitment which would go against the Company's economic balance could not be viable and, as a result, would be neither genuine nor loyal.

Emergence of "socially responsible" investment

An increasing number of institutional investors integrate social and environmental criteria into their traditional analysis of the Company's performance. The first generation of these investors was primarily moved by ethical or religious convictions. For the current generation, adopting these criteria is also a guarantee of new potential for improved financial performance, via several levers:

- **product competitiveness.** Social and environmental concerns regarding the tire industry broadly match themes which already correspond to key competitiveness criteria on many markets. Improving safety or reducing rolling resistance, areas in which Michelin has a historic advance, are one example. In fact, monitoring these aspects even more closely improves our ability to anticipate shifts in performance;
- **risk control.** Assuming social responsibility limits the threat of a confidence and image crisis and guards against the ensuing legal risks. This aspect concerns not only product quality, but also policies towards suppliers and local communities. It guarantees the durability of the Company's business;
- **greater interaction with stakeholders.** Our established reputation as a company which lives up to its responsibilities makes for constructive dialogue with all our stakeholders. It also helps in personnel recruitment and motivation. In addition, it represents part of the value of our brands, thereby contributing to the value of our share on the stock market;
- **reinforcing our adaptability.** Our proactive approach enables us to anticipate the development of unnecessarily restrictive legislation in many areas. On social questions, for example, good relations with employees and a sustained contribution to a healthy local economy favor flexibility in our operations. All these elements contribute to reducing our operating costs in the long term.

4 - Our economic performance in 2002

Growth still higher than market levels
In line with our objectives, our Net Sales remained stable (-0.8% against 2001), based on an increase in sales which outperformed the market.

Increase in operating income
The 2002 operating margin amounted to 7.8%, higher than the Group's objective of 7 to 7.4%. The main contributing factors are the rise in sales volumes, a slight fall in the cost of raw materials, an improvement in the average unit selling price and continued efforts to reduce inventories of finished products.

A rise in net income
Net income almost doubled, to €614 million. This improvement takes into account the sale of real estate assets and a favorable change in the Group's average rate of taxation.

A stronger financial structure
Financial debt was down by over one billion euros against 2001. This decrease is due to a reduction in working capital requirements and changes in foreign exchange rate and the scope of consolidation.

Consolidated Net Sales
(in millions of euros)


16,000
15,000
14,000
13,000
12,000
1998
1999
2000
2001
2002

Net income Group share
(in millions of euros)


600
500
400
300
200
100
1998*
1999*
1999**
2000
2001
2002

Net debt
(in millions of euros)


5,000
4,000
3,000
2,000
120%
100%
80%
60%
1998*
1999*
1999**
2000
2001
2002
Total
Debt-to-equity ratio

* Previous accounting methods
** Pro forma

The MRI analysis

The MRI method (investment profitability method) is used to assess investment projects and, more generally, to provide financial clarification for any operating decision involving the increase or decrease of assets.

Thanks to this method, the Group's economic performance objective can be applied to all levels of the organization. It consists in calculating value creation for shareholders on any given project.

An internal tool has been developed for this purpose; it differs from most return on capital calculation tools regarding two main aspects:

- *the risk is systematically taken into account when determining the expected rate of return on capital. The risk is assessed both according to the country of investment and the nature of the investment project: the risk is not the same, depending on whether the investment is being made in software, new production capacity or an increase in customer accounts;*
- *this is a shareholder-oriented approach, as profitability is assessed from the shareholder's standpoint, using in particular a risk-adjusted return on capital. The method is therefore stricter than those which use a weighted average cost of capital.*

In 2002, Michelin moved closer toward its economic performance objective

Michelin sets its own economic performance objective based on the concept of value creation. It measures the actual profitability of capital invested in relation to a given objective.

Within this framework, Michelin has set as its target a high after-tax return on economic capital of 15% based on euro interest rates. This rate of return is recalculated for each currency in order to take into account differences in interest rates and risks. The average required rate of return on economic capital for 2002 was 15.4%.

To measure its economic performance, Michelin compares the "target" rate of return, or calculated cost of debt and economic capital expressed as a percentage of capital employed, to the "actual" rate of return, or net income before interest expense.

In 2002, the Group moved closer toward its economic performance objective, with an actual rate of 9.5%, just 0.3 points below the target rate of return.

The Michelin share

Holding up well in a difficult economic climate

In a stock market affected by a slowdown in the economy and a crisis of confidence on the part of investors, Michelin achieved the seventh best performance on the CAC 40 share index in 2002. After a difficult financial period in the early nineties, Michelin successfully invested in order to support its strategy to upgrade range. Its working capital requirements were reduced through an improvement in inventory management. Tighter debt control, recently reinforced by our plans for competitiveness in Europe and North America, increased the Group's ability to adapt and react to variations in its environment.

Dividend up by nearly 10%

The Annual General Meeting of Shareholders on May 16, 2003 adopted the distribution of a net dividend of 0.93 euros (i.e. 1.395 euros including tax credit). This represents an increase of 9.4% over the previous financial year and 60.3% over the past 5 years.

Share price pattern

The performance of the Michelin share since 1990 compares very favorably with the world tire index* and favorably with the world automotive index**. Since 1998, the Group's performance is better, overall, than that of its main competitors. In 2002, the Michelin share price rose less than the Bridgestone share and the French automotive index. It nonetheless compares favorably with the CAC 40, world automotive and world tire indices.

Increase in the dividend from 1999 to 2002

	02	01	00	99***
Net earnings per share	4.28	2.20	2.96	2.10
Net dividend per share	0.93	0.85	0.80	0.71

* Calculated from the CGEM, Bridgestone Corp., Goodyear Tire & Rubber Co., Pirelli Spa and Continental AG share closing prices
** Calculated from the Morgan Stanley Capital International World Index Automobiles & Components index
*** Pro forma

Performance of the Michelin share compared to worldwide automotive and tire indices

(base 100: 1990)


300
250
200
150
100
50
0
Michelin
World automotive index
World tire index
128
78
1990 91 92 93 94 95 96 97 98 99 00 01 02

Performance of Michelin, Bridgestone and Goodyear shares

(base 100: 1998)


140
120
100
80
60
40
20
0
Bridgestone
Michelin
Goodyear
62
43
11
01/1999
01/2000
01/2001
01/2002
01/2003

5 - External assessment of our economic, social and environmental performance

Michelin's financial image: AGEFI* study on SBF 120** shares March 2003

	Michelin rating & rank	SBF 120 average	Best rating
Transparent from a financial point of view	**6.5 (14th)** 4.4 (10th)	**5.1** 2.7	7.6 5.3
Clear financial communication	**7.3 (3rd)** 5.1 (5th)	**5.2** 2.8	7.7 5.9
They communicate frequently on their strategic orientations	**6.7 (2nd)** 4.8 (9th)	**4.9** 2.8	7.3 5.4
Their financial forecasts are always fairly accurate compared to actual figures	**6.8 (4th)** 6.1 (2nd)	**4.8** 2.8	7.6 7.0
They publish very clear and unambiguous financial information	**6.8 (3rd)** 4.9 (7th)	**4.9** 2.7	7.6 6.1
They frequently publish data on performance progress	**6.3 (6th)** 3.9 (30th)	**4.9** 2.8	7.2 5.8
They respond well to the economic situation	**6.2 (7th)** 6.3 (2nd)	**4.8** 3.0	7.1 6.4
The share price is a good representation of the company's value	**4.5 (73th)** 4.3 (12th)	**4.7** 2.7	6.6 5.1

In bold type: financial analysts and fund managers
In normal type: private investors
* AGence Economique et Financière - a French financial daily newspaper
** Index based on the first 120 French companies listed

Financial rating

Rating agencies assign a rating to Michelin which reflects their appreciation of the Group's sound financial position and stability in the short and long term. For example, very few industrial groups achieve a Standard & Poor's "BBB" rating. Michelin is clearly the leader in its sector for all the indices mentioned in the table below.

		CGEM (1)	CFM (2)	MFPM (3)
Short-term	Standard & Poor's* Moody's**	A2 P2	A2 P2	A2 P2
Long-term	Standard & Poor's Moody's	BBB+ Baa2	BBB+ Baa1	BBB+ Baa1
Outlook	Standard & Poor's(4) Moody's	Stable Stable	Stable Stable	Stable Stable

Rating at year end 2002

(1) Compagnie Générale des Établissements Michelin
(2) Compagnie Financière Michelin
(3) Manufacture Française des Pneumatiques Michelin
(4) In April 2003, Standard & Poor's confirmed the short and long-term financial ratings and reduced the "Outlook" rating from stable to negative

* The Standard & Poor's short-term rating scale includes A1 (best rating), A2, A3, B, C and D. Its long-term ratings range from A to C, with three subdivisions per letter.
** Moody's uses the same long-term classification and its short-term ratings range between P(rime)-1, P-2 and P-3.

Satisfaction of our shareholders

The satisfaction of our shareholders and investors is assessed via two sources: direct contacts with staff responsible for this function and independent surveys of investors and analysts.
Michelin's financial image, which is already positive, continues to improve. The Group is ranked ninth by financial analysts and fund managers (with a rating of 6.74) and fourth by private investors (also with a rating of 6.74) among companies listed on the SBF120, the benchmark stock index for French companies. These results concern the main satisfaction criteria generally measured. Michelin is in first place in the "car makers and equipment manufacturers" sector. However, specialized investors would like to have more information on certain social and environmental aspects.

"Social responsibility of companies" rating

Various organizations assess the social and environmental performance of major listed companies. These analyses are used to establish ethical stock market indices or investment funds. At the present time, these are the only assessments available on companies. They are currently still of a variable quality, as are the resulting indices. There are many sources: documents published by companies (business reports, technical brochures and publications, Internet site), press articles, questionnaires, detailed or otherwise, sent to companies and, occasionally, meetings or telephone discussions with managers or staff members.

Assessment summaries

Up to now, rating organizations had very little information, particularly quantified data, on the performance of tire manufacturers. Ability to deliver information was, therefore, a decisive element in the assessment of companies within the sector. At the end of 2002, Michelin was listed in one index (ASPI Eurozone). At the end of 2003, two indices listed the Group (ASPI Eurozone, DJSI).





Review of our values in practice

Respect for the Environment



Shareholders
Environment
People
Customers

... Prior to production

« Right from the design phase, our research departments take into account these environmental objectives in the choice of materials, architecture and manufacturing process. »

... On our sites

« Permanent progress in terms of respect for the environment at our industrial, administrative and commercial sites is a major issue for Michelin. The ensuing responsibility of the management teams at each site is clearly defined. Our Environmental Management System is a practical tool that identifies and controls the impacts of our activity. »

... During the tire's service life

« Life cycle assessments have shown that it is during the tire's use on a vehicle that we can best contribute to reducing the impact of road-based mobility on the environment. To achieve this, we constantly work on decreasing our tires' rolling resistance. »

... With our end-of-life products

« Our responsibility also extends to the implementation of efficient end-of-life product recycling solutions, by drawing value from used tires in the form of energy or reusing basic materials after appropriate processing. »

« Michelin Performance and Responsibility Charter

1 - Our environmental footprint and our responsibilities

Evaluating our environmental footprint: tire Life Cycle Assessment (LCA)

Road travel is a precious vector of liberty and development in all societies. But the constant increase in the number of vehicles on the roads raises major environmental issues. In 2001, European tire manufacturers, within the BLIC (European Association of the Rubber Industry), conducted a Life Cycle Assessment to obtain a clearer picture of the impact of their products on the environment. This study was conducted by an independent body, based on an average European tire which was representative of the current market. It clearly demonstrated that the environmental impact of tires mainly occurs during its service life on the roads, chiefly due to fuel consumption resulting from tire rolling resistance. It is indeed true to say that rolling resistance accounts for some 20% of passenger car fuel consumption and therefore the corresponding emissions. Car tire debris resulting from tire wear during the use phase on the roads has a lesser environmental impact, followed by, in decreasing order, production of raw materials, tire manufacturing and end-of-life processing. The impact from transport linked to new tire distribution and used tire collection is very minor.



Responsibility at every stage of tire life

In our view, the Group's responsibility extends to every stage of its products' life cycle. It is nonetheless true to say that we do not have the same scope of action at each one of these stages.

We have direct control over tire design. During this stage, we develop technologies to:

- significantly reduce rolling resistance and, therefore, fuel consumption;
- extend tire life, reduce car tire debris and the ultimate volume of tires to be recycled;
- favor raw materials which have little impact on the environment.

We also control tire production. It is up to us to minimize environmental impacts.

We cannot fully control how our products are used. The impact of our tires during their use phase on the roads largely depends on consumer choices and conditions of utilization (correct inflation pressure, compliance with maximum loads and speeds, etc.). Our influence in these areas can only be partial, via our marketing and communications policies and our legislative recommendations.

To leave no stone unturned, we develop performance indicators covering the main aspects of tire life cycle, including those under Michelin's direct control, as well as those which we simply influence via our guidelines.

Life cycle assessment of an average European passenger car tire

Contribution of the different stages of tire life cycle in the global impact on human health and the environment



Production of raw materials and tire manufacturing
11.7%
MICHELIN
Tire distribution
< 1%
Tire use phase
86%
Collecting end-of-life tires
< 1%
End-of-life processing 2%
Material recovery
Energy recovery
Landfill*

*Will be prohibited in Europe as of 2006. Already prohibited in 11 US States.
Source: Based on a study by PRé Consultants B.V., May 2001 (in ecopoints)

2 - Raw material production

A tire is made up of more than two hundred components. These materials come from a range of different sources:

- plants (natural rubber and rayon);
- minerals (silica, metal reinforcements);
- petroleum (synthetic elastomers, carbon black, chemicals).

All these components are essential to provide the tire with its different performances, including those related to passenger safety.

Producing these products can have varying consequences for the environment. The studies carried out by our researchers during the design phase, consultations with our suppliers and the use of the raw materials which we process ourselves, are all designed to reduce this environmental impact.

The basic components contained in these raw materials are present in the microscopic dust disseminated during the tire use phase through tire wear. A number of studies are under way to assess the environmental impacts. Whatever the conclusions of these studies may be, it is essential to develop products with the minimum possible wear rates; Michelin is committed to constantly improving this performance.

At the present time, our raw material consumption is mainly divided up between natural rubber, oil-derived raw materials (including synthetic rubber) and steel. All the other components together account for less than 10% of the total volume.

Breakdown of our raw material purchases
(as a percentage of total tonnage)


100
80
60
40
20
0
1998
2002
Others
Natural rubber
Steel
Petrochemical derivatives

The different components of a tire
(as a percentage of total weight)


28%
25%
15%
14%
13%
5%
Synthetic rubber
Natural rubber
Chemicals
Steel reinforcements
Fabric reinforcements
Reinforcing fillers

Passenger car tires


8%
23%
0%
22%
40%
7%

Truck tires


Synthetic rubber gives the tire a number of essential safety performances, particularly grip. Unlike natural rubber, it contains fossil carbon. At the present time, it accounts for 55% of the total tonnage of rubber used. As with all oil-derivatives, synthetic rubber production requires a controlled process, where all the risks are evaluated and safety is the number one criterion. We produce 300,000 metric tonnes of synthetic rubber in our Louisville (Kentucky, United States) and Bassens (France) plants.
Natural rubber is produced from rubber trees which occupy a surface area of around 1 million hectares in tropical regions. Natural rubber is part of the carbon cycle: the rubber tree captures atmospheric carbon during the photosynthesis process. The 800,000 metric tonnes of natural rubber used every year in tire manufacturing at Michelin absorb nearly 2,700,000 metric tonnes of CO_2 - see facing page.
Different chemicals (vulcanization accelerators, antioxidants, sulfur, zinc oxide, stearic acid, resin, etc.) are necessary during the manufacturing process to provide the tires with specific features or to protect them against external stress (ozone, UV radiation, etc.). These chemicals include plasticizers, known as extension oils, which contribute to grip performance. Some of these oils, known as aromatic oils, are covered by very strict health and safety measures, due to the presence of small quantities of products which are thought to be carcinogenic. Our policy is to replace them without affecting the tire's environmental or safety-oriented performances.
Fabric cords are mainly used to reinforce passenger car tire casings. They are either plant-based (wood), rayon, or oil-based (polyester and nylon). Michelin processes some of the fabric received for use in tires.
Silica partly replaces carbon black as a reinforcing filler in low rolling resistance tires, invented by Michelin in 1992. It is produced using sand, i.e. fossil resources are not used.
The steel used is wire-drawn. It forms the belt and bead wires (metal rings used to secure the tire to its wheel) of all tires, as well as the casing on truck tires. Michelin purchases 250,000 metric tonnes of steel each year, in the form of "machine cord", which is then wire-drawn at the plants.
Carbon black is a reinforcing filler: it improves tire wear resistance and gives the tire its black color. Its production process, involving high temperature hydrocarbon combustion, must use a highly perfected methodology in order to limit environmental impact.

Rubber tree growing and protection of the environment

The rubber tree, a species for reforesting tropical regions
Natural rubber is produced as latex, its liquid form, by the hevea or "rubber tree." This substance is harvested by regular tapping, which involves making an incision a few millimeters long in the bark. Latex can be obtained for about thirty years from an adult tree, after an initial growing period of six or seven years. This long unproductive period may encourage small independent producers to replace rubber trees nearing the end of their lifespan with other crops that have shorter cycles, such as coffee or palm oil. A tropical species, the rubber tree offers several advantages in terms of soil protection and its effect on rainfall. It is a high-quality species for reforestation. Furthermore, its wood can be used for heating purposes and to manufacture furniture and flooring, instead of trees from the primary forest. When rubber cultivation first began, it often damaged primary forest, but its continuation now represents a factor for environmental protection. Because we buy natural rubber, we are now responsible for around one million hectares of rubber plantations.

Our work on the Michelin plantations
We have been involved in the rubber growing sector since the 1920s, always with the same objective: to secure our long-term supplies and improve the quality of the natural rubber. Today, the Group has plantations in Nigeria (four sites in the south of the country) and Brazil (two sites, in the Mato Grosso and in Bahia State). They cover an area of 25,000 hectares and provide 3% of our total natural rubber consumption. We also provide regular technical assistance to plantations in China and the Ivory Coast. These represent approximately 100,000 hectares under cultivation.

As well as covering a small proportion of our natural rubber requirements, the purpose of our rubber growing activity is to develop innovative research and thus contribute to technical and economic progress in the sector.
In partnership with scientific organizations, we are carrying out studies in various fields: in vitro propagation, the fight against diseases affecting rubber trees, genetic improvement of the species (in terms of resistance to the diseases that affect South America, such as the fungus Microcyclus Ulei in particular) and protection of the other continents from this threat.
We are also seeking to improve the conditions of rubber tree exploitation so that we can increase tree yields and the quality of the rubber produced while simultaneously reducing its cost price.



Line of rubber trees on a plantation

Michelin Bahia plantation

With the purchase of the Bahia plantation in 1984, Michelin was able to implement appropriate solutions to address rubber growing and flora and fauna protection issues.
We have decided to keep an area totally uncultivated. This area represents 15% of the 7,000 hectares of the remaining Atlantic primeval forest in the State of Bahia. This reserve, which is remarkably rich in threatened species, is under constant study by scientists. The inventory of the species present, the development of ecocorridors and the different environmental education programs set up contribute to protecting, understanding and informing about this natural environment.

3 - Environmental control of our industrial sites

The Environmental Management System

In 1998, Michelin set up an Environmental Management System called EMS. This program is designed to control and reduce the impact of our industrial sites on the environment.

Led by a group of experts backed by operational supervisors at our industrial sites, this plan turns each employee into a potential actor in the protection of the environment.

Its implementation complements the quality assurance system already in place in the Group. The EMS is structured around six orientations:

- analysis of the situation from an environmental and regulatory point of view;
- implementation of a dedicated team at each of the sites;
- training and sharing of experience;
- continuous control of the main impacts and prevention of the related risks;
- verification by the internal auditing teams;
- definition of improvement objectives.

Each site signs an environmental commitment charter detailing the action to be taken in the medium term. By the end of 2002, around 34,000 employees had received EMS training.

Our ISO 14001 certification policy

EMS, which takes about a year to set up, is a prerequisite for obtaining ISO 14001 certification. Our first EMS was set up in 1998 at Campo Grande in Brazil. In the first half of 2003, 80% of the Group's production in tonnage terms was produced in ISO 14001-certified factories.

Environment and incentives: the case of France

Implementation of the Environmental Management System (EMS) is particularly good for internal motivation. We believe that each employee can contribute to improving the systems. This is why we chose the rate of ISO 14001 certification as the criterion for allocating financial incentives to all the employees in France in 2002.

Production of tires on ISO 14001-certified sites

(as a percentage of annual tonnage)



100
90
80
70
60
50
40
30
20
10
0
2%
7%
37%
65%
80%
1997
1998
1999
2000
2001
2002

Progress objectives

- To produce 100% of the Group's tires at ISO 14001-certified sites.
- After acquiring a new site, to set up EMS within two years and apply for ISO 14001 certification after three years.

The environmental impact of our sites

The impact of tire production on our industrial sites accounts for a very small proportion of the tire's total impact over its entire life cycle. However, controlling this is still a major objective because of its significant effect on the health and safety conditions of our staff and the neighbors of our sites.

Environmental reporting

Consolidated reporting at Group level is conducted in parallel to the environmental management system. Several of the indicators used for this reporting will be the subject of general Group objectives in 2004. Today, all the sites which have implemented the Michelin Environmental Management System have defined local objectives based on priorities specific to each of them.

Solvents and Volatile Organic Compounds (VOCs)

The solvents used during tire production are the main source of VOC emissions. Used in small quantities in the synthetic elastomers, the solvents are primarily necessary during the tire assembly phase to ensure bonding of components that are insufficiently "sticky".

As early as 1992, eager to reduce the environmental impact due to solvent evaporation, we set up a voluntary policy to reduce solvent consumption linked to tire manufacturing. To achieve this, we give priority to preventive reduction in solvent use at the source, a procedure that leads to less pollution than remedial action regarding the emissions.

This effort is accompanied by a wide range of innovations in the manufacturing process, such as replacing the solvent with a thin film of bonding rubber under the tread band. This process was studied in France in cooperation with the ADEME (French agency for the environment and control of energy) which supported us in developing a technology that is both innovative and clean.

Michelin in Budapest

Since buying the industrial site in Budapest in October 1996, we are applying the Group's environmental standards to the factory.
This program is delivering results. Since the year 2000, at constant production levels, the site's energy consumption has been cut by 40% and its water consumption has fallen by 60%.

Solvent consumption for the Passenger Car - Light Truck Product Line in Europe

After a survey of the sources of emissions, the Passenger Car - Light Truck Product Line has drawn up a plan to manage solvent use, accompanied by technical modifications. It is applied in its fifteen European factories.
In ten years, average solvent consumption has been halved, which means a reduction of 1,900 metric tonnes of solvents a year. Furthermore, this policy also helps to make the sites cleaner and limit transportation and storage of flammable products.

Consumption of solvents by the Passenger Car - Light Truck Product Line in Europe *(base 100 in 1992)*


100
90
80
70
60
50
40
30
10
0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Less greedy manufacturing processes!

Michelin has always taken particular care to reduce its manufacturing processes' consumption of resources. Since September 1993, we have manufactured some of our top-range tires on several production sites using the "C3M" process. This enables us to achieve a 60% energy saving compared with the traditional assembly process, while requiring 90% less space. We also mobilize our personnel around our Right First Time quality assurance system. This helps to reduce consumption of raw materials, thus saving energy.



Michelin factory in Campo Grande, Brazil

Odor nuisance

In some circumstances, tire factories give off a specific odor linked to the use of natural rubber. Depending on the type of manufacturing operations in progress, these odors may be a nuisance, but they do not represent any danger for local residents' health. We then provide them with information and set up a dialogue with them. We also carry out studies to find ways to reduce these odors. In this way, in July 2002 on our Cholet site in France, we set up an odor treatment system based on thermal oxidation. The unit is capable of treating 7,000 m^3 of gas emissions per hour. It required an investment of €350,000. It has enabled odor nuisance to be reduced from 11,000 Standard Odor Units to 1,000 Standard Odor Units, a value significantly below the threshold of human olfactory sensitivity, which is approximately 5,000 Standard Odor Units. We have therefore chosen to extend this method gradually to other sites.

Other environmental impacts

Our other environmental impacts are less specific to our activity and are mainly linked to energy consumption. The recent implementation of our consolidated reporting system means that we cannot yet compare our results with those in previous years. The 2002 results are summarized in the table below. They cover 85% of the Group's industrial sites.

Type of resources or environmental impact	Ratio per metric tonne of finished products	Composition
Water consumption	13 m^3	
Energy consumption	16 GJ	42% gas, 33% electricity, 16% coal
Greenhouse gas emissions	1.3 t	Emissions from boiler plants
VOC emissions	4.1 kg	
Sulfur dioxide (SO_2) emissions	3.7 kg	Emissions from boiler plants
Nitrogen oxide (NO_x) emissions	1 kg	Emissions from boiler plants
Waste generated	120 kg	Manufacturing waste, industrial waste, miscellaneous waste of all sorts
Waste recycled	74%	Material recovery (metal waste, rubber) or energy recovery (by incineration)

Control of industrial risks

Our principles
The Michelin Group has chosen to draw up its own standards for Protection, Prevention and Safety. This highly specific approach has several advantages:
- it shows that protecting people and our property is a major concern for us, although we transfer the risks to our insurance companies;
- it ensures systematic critical analysis of the standards that serve as a basis for our efforts, leading us to carry out studies and tests;
- it gives substance to our ambition to be exemplary in this area. This has led us to integrate Prevention and Protection investments in our multi-year business plans;
- it optimizes feedback through the use of an incident database. This database enables us to focus our Prevention and Protection operations according to the number, significance and origin of the incidents.


Solvent storage unit at the plant in Bassens, France

Safety requirements constantly adapting to local urban situations
Over the years, urbanization has led to the construction of residential areas in the vicinity of our sites, which were initially built a considerable distance away from any urban centers. More than ever, such phenomena mean that we have to constantly improve safety at our sites. In 1999 and 2000, our emergency systems were put to the test at our sites at Cuneo in Italy and Cataroux in France. Both cases involved fires which, despite being quite impressive, only caused material damage within our own installations and did not affect neighboring areas.

Progress objectives

- To set up and maintain an internal data base of best practices.
- To bring all sites into compliance with the recommendations of audits conducted between 2000 and 2002.
- To integrate the prevention approach into the Environmental Management System.

Our action

Today, we apply the "HPRM" (High Protected Risk Michelin) approach. It constitutes the foundation for the Company's general orientations in the area of fire and major accident risk prevention. Its aim is to give a predominant role to the safety issue, as far upstream as possible. It demonstrates our determination to increase our efficiency and improve risk coverage in agreement with our insurance companies.

This approach is already reflected by a four-year investment program totalling more than €75 million. We are currently working with other members of the tire industry to establish common approaches based on the same principles.

As far as asbestos is concerned, this material is not used in the composition of tires nor in their manufacturing process. In certain old industrial installations, principally in Europe, asbestos may have been used as insulation material in certain ducts, steam production installations or machine clutch systems. Since the early eighties, the Group has worked hard to eradicate asbestos-related risks, wherever they existed.

Our performance

Most of the incidents of any kind that we record annually throughout the world only have minor consequences. In 2002, only eight events that caused material damage were recorded as being slightly more significant: two meteorological phenomena (Japan and the USA) and six limited fires. One of them caused slight intoxication from fumes, without consequence for the people concerned.

4 - The impact of transportation of our raw materials and finished products

Environmental impact

The results of the life cycle analysis established that the environmental impacts from the transportation of our supplies and distribution of our products represents a very small part of the global impact of a tire: less than 0.5% of the total impact. In Europe, the emissions from a truck carrying 22 metric tonnes of raw materials or 12 metric tonnes of tires average 800 grams of CO_2 per kilometer (1,290 g CO_2 per mile). We estimate that the annual emission from our logistics activities amount to 650,000 metric tonnes of CO_2.

Means of transport

Transportation of our raw materials, semi-finished and finished products is completely outsourced. Our choice between the various means of transport is principally governed by speed, flexibility and cost criteria. For land transport, we mainly use road transport. Maritime transport is used for the majority of intercontinental links. In the United States, a moderate proportion of our products is carried in containers by rail. In Northern Europe, a fairly low tonnage is transported by river.

A policy of vigilance

Our supply chain accounts for only a tiny part of the life cycle of our products. Therefore, the impact on the environment from our logistics is not a decisive criterion weighting our choice of means of transport.
Our contracts with the suppliers of these services do not include any specific environment-related clauses. However, when our subcontractors' personnel work on our sites, they are an integral part of both our Environment and Prevention and Quality approaches.
For example, we are vigilant on this last point regarding the quality of warehousing and storage of products (humidity, lighting, fire safety, etc.), as well as the loading of trucks or containers (handling of tires with lifting equipment).



Breakdown of our transport costs
(in millions of euros)


400
350
300
250
200
150
100
50
0
Europe
North and Central America
Asia/Pacific
South America
Africa/Middle East
Air transport (including transport to the airport of departure)
Land transport
Maritime transport (including transport to the port of departure)

5 - The impact of tire use on the environment



The right pressure - or how to control fuel consumption

Tire pressure that is 0.5 bar (7.25 psi) lower than the recommended pressure will increase rolling resistance by 12% which increases to 30% for a difference of 1 bar (14.5 psi).

This 30% increase in rolling resistance at a stable speed of 90 kph (56 mph) leads to a 3 to 5% increase in fuel consumption.

By regularly checking tire pressure, drivers can therefore play their part in preserving the environment and, at the same time, save money and fuel.

Vehicle consumption and emissions

An analysis of the life cycle of a tire shows that the major impact it has on the environment is at usage level and not, as often thought, elimination of the worn tire. In fact, it is during the rolling phase on the vehicle that performance in the area of rolling resistance becomes crucial.

What is rolling resistance?
With each revolution of a wheel, the tire deforms to fit the surface of the road. All of the force which enables a vehicle to accelerate, brake or corner is applied to the contact patch. As it deforms, the tire absorbs road surface irregularities. It is because it can change shape that a tire provides grip and comfort.

However, as the rubber compounds are being deformed, they heat up and dissipate part of the energy transmitted by the engine: this phenomenon is known as rolling resistance.

Today, we can consider that one full tank in five is used to overcome rolling resistance, the rest of the fuel consumed serves to counter air resistance (aerodynamics), acceleration (inertia) and to climb slopes (gravity).

For the internal combustion engine, the energy source - the fuel - comes mainly from fossil resources, the combustion of which produces greenhouse gases and atmospheric pollutants.

If the output of an engine is low, the overall consumption of a vehicle, and therefore the consumption due to rolling resistance, will be higher; whereas, the output of a classic combustion engine is currently only 10 to 40%! The advent of cleaner technologies applied to engine design should ultimately reduce consumption.

Our technical progress

Long considered detrimental to grip, low rolling resistance has now acquired a performance status in its own right, thanks to innovations by the Michelin Group: invention of the radial tire in 1946 and the green tire in 1992 for passenger car (Energy) and truck (A2 Energy or XOne) ranges.

The green tire revolutionized the field of rolling resistance, saving an appreciable amount of energy. Moreover, it further improved user safety, notably by better grip on wet road surfaces - without compromising tire service life. The first generation of green tires enabled the fuel consumption of vehicles to be reduced by around 4% compared to previous generations of tires.

Today, if all vehicles were equipped with green tires, such a gain would represent the equivalent of an annual reduction in worldwide anthropogenic emissions of carbon dioxide of around 80 million tonnes.

However spectacular this gain might be on a worldwide basis, it is rarely perceived at its true value by non-specialists. This is why Michelin's policy now focuses on two major areas:

- continued research and innovation as regards rolling resistance performance;
- extension of its action to inform all tire users of the extent of this issue and bring about awareness.



How to measure the impact of our products in use

The global impact of our tires depends on a number of factors. We can control some of them and influence others. And many of them are completely beyond our control.

To assess our performance, we measure the rolling resistance of tires representing our most popular selling ranges, as well as the progress of our best tire in terms of rolling resistance. We are currently constructing an internal indicator, in the technical validation and reliability development stage, aimed at measuring the average performance of tires taken to market by the Group.

The implementation of this indicator will take place during 2003, culminating in a point of reference in early 2004.



What is a kilogram per tonne (kg/t)?

A rolling resistance coefficient of "12 kg/t" means that if the tire supports a one-tonne load, a 12 kg force, i.e. around 120 newtons, must be permanently applied to it to prevent loss of speed due to rolling resistance. Another example: when a vehicle rolls with tires of 12 kg/t, it uses the same energy, due to the tires, as for climbing a 1.2% slope.

Reduction in rolling resistance on Michelin passenger car tires
(in kg/t)


30
25
20
15
10
5
0
First pneumatic tire
Radial tire
Green tire
Energy 3 tire
Proxima tire
1897
1946
1992
2003

Overall performance of our products

The rolling resistance coefficient is an indicator expressed in kg/t, which has been continuously decreasing over the past century (see at left).
For the Passenger Car-Light Truck Product Line, the launch of the green tire and constant improvements in all ranges will result in an average annual reduction in rolling resistance of around 0.2 kg/t between 1992 and 2012, i.e. close to 30% in a span of 20 years.

However, in the future, our progress in rolling resistance will be partly masked by market trends: growth in the high-performance tire segment and fast development of budget range sales in emerging markets. In fact, the need for very good grip on high-performance tires or the focus on cost for budget range tires hampers progress in rolling resistance.

The performance of rolling resistance for the Truck Product Line is, due to the nature of the products, better than for Passenger Car-Light Truck tires: the larger tire diameter and higher inflation pressure account for this phenomenon. Conversely, incomplete radialization of markets and product utilization conditions hamper the overall performance of the Truck range.

The Proxima revolution

The new Michelin Proxima tire for passenger cars, which uses a new structure and innovative materials, represents a new step forward: 20% reduction in the mass compared with the current Michelin Energy range and a rolling resistance of 6.5 kg/t.

The Proxima tire started rolling in April 2002 within the framework of a partnership between Michelin and Volkswagen on the CCO prototype. This vehicle has recently undergone very conclusive road tests, reflecting a record consumption of 0.89 liters per 100 km (264 miles per US gallon).

Michelin tires also equip all the winning vehicles taking part in the Shell Eco-Marathon, the Honda Econo-Contest and the Australian Sunrace - special races that place emphasis on the performance of tires regarding low rolling resistance. In these competitions, some vehicles manage to run for over 3,500 km on one liter of fuel (8,233 miles on one US gallon) !

Are tire purchasers interested in rolling resistance?

The awareness of the general public still needs to be developed...
Today, rolling resistance is rarely the main criterion for purchasing replacement tires. However, while the general public does not yet appear concerned by this performance, an increasing number of vehicle manufacturers prefer tires with low rolling resistance. In fact, green tires enable car makers to comply more easily with vehicle pollution regulations and fuel efficiency standards: CAFE (Corporate Average Fuel Efficiency) in the United States, commitments to the European Union via the EAMA*, as well as the JAMA** and KAMA***.
In the medium term, rolling resistance is likely to become a more decisive factor for two related reasons: the probable introduction of even more demanding regulations and continued efforts by vehicle manufacturers to increase fuel efficiency on their vehicles.
Conversely, some experts consider that, in the longer term, more widespread "clean" technology should minimize the issues relating to rolling resistance. They note that, when vehicle engines no longer pollute the atmosphere, the energy savings generated by green tires will become negligible. However, we estimate that world energy requirements will then be such that any gain achieved will be very precious. Preference will obviously be given to technologies that consume less energy. Therefore, low rolling resistance tires have a good future ahead of them.

... whereas professionals are gradually becoming convinced.
The professional road transport market, in particular long-distance truck fleets, where there is a lot of competition, quickly realized that rolling resistance performance represented a valuable source of savings in fuel expenses.
In fact, while a vehicle's aerodynamics, mass and friction forces, as well as the rolling resistance of tires, all determine the fuel consumption of a road carrier, the rolling resistance of tires accounts for around 35% of consumption when running on highways. By neutralizing all other dispersion factors (average speed, driving style, tire pressure and wear, etc.), evidence points to the fact that the use of green tires leads to a reduction in fuel consumption of around 5%. Given that a carriers' fuel budgets are five to seven times higher than their tire budgets, the economic advantage and protection of the environment combine and the choice of fitting a green tire quickly becomes the obvious choice.
At the moment, we are developing this theme in our communications campaigns targeting professionals.

The Michelin XOne in North America: a leap forward in performance

Launched on the American market in 2002, the XOne truck tire is a large-width tire. Intended to replace twin tires fitted to tractor vehicles, it offers a combination of advantages:
- *low rolling resistance;*
- *a reduction in the number of worn tires to be eliminated: it replaces two classic tires and offers a longer service life;*
- *less weight: it enables larger loads to be carried, thus reducing the number of vehicles in circulation;*
- *a reduction in noise emission.*

In our efforts to enable our customers to make an intentional choice, we systematically present the results of tests showing the progress achieved by this new product.


Truck tractor fitted with Michelin XOne tires

* EAMA: European Automobile Manufacturers Association
** JAMA: Japan Automobile Manufacturers Association
*** KAMA: Korea Automobile Manufacturers Association



Tire debris

In addition to the impact of tires on fuel consumption, their environmental impact during their service life is linked to debris generated by tire wear during travel.

Tire wear

Wear is necessary: to grip the road, a tire has to deposit material. During its life on the roads, a tire loses an average of 10% of its weight through wear. This material is dispersed into the environment in the form of fine particulates, known as tire debris. Altogether, the vehicles on the world's roads produce around two million tonnes of tire debris every year. Given the Group's market share, around 400,000 tonnes come from our tires. Depending on its size, this tire debris is deposited on the ground - this is the case for around 95% of debris - or remains suspended in the air.

What is the impact of this tire debris?

At the present time, no impact of these particles on human health or the ecosystems has been detected. Tire particulate matter currently represents just 1% of natural and industrial particulates in suspension in the air. This proportion could, however, increase in years to come, as a result of technological progress made on vehicle engines and domestic and industrial heating installations.

Our research

At the end of 2002, Michelin began a research program aimed at assessing the possible impacts of tire debris and certain components on human health and the environment. Some of this research is carried out in collaboration with the entire industry.

The purpose of this program is to analyze tire particulate matter, study the corresponding deterioration mechanisms and examine the impact of particulates on water and the ecosystems. It focuses on average-sized particulates, which are deposited on roads and partially decompose by photo-oxidation or biodegradation, as well as smaller particulates suspended in the air.

These studies will allow us to define even more precisely our permanent objective to market products whose rubber compounds have no negative impact on human health and the environment.

Finally, let us point out that the durability of our tires, i.e. their resistance to wear, is a positive factor: a tire which wears slowly deposits less material per kilometer traveled.

The case of aromatic oils

Tires contain oil derivatives called "aromatic oils". These oils are necessary for the tire's grip performance, thus playing a key role in passenger safety. They also have a positive effect on wear performance. They contain small quantities of Polycyclic Aromatic Hydrocarbons (PAH), in the region of 0.03 to 0.07%. Some of these PAHs are suspected of being carcinogenic. However, once they are incorporated into the compounds which form the tire, these oils no longer represent a danger: they are an integral part of the finished product and can no longer be released in their initial chemical state.

While guaranteeing conditions of use which eliminate all risks, Michelin has also launched a program aimed at eliminating aromatic oils, without making any concessions on wear, grip or rolling resistance performance, but instead possibly improving their performance. This project is technically very complex: it will take several years to eliminate aromatic oils from all our product ranges.

This type of substitution campaign requires modifications to the products we receive from our oil and elastomer suppliers. We have begun joint technical work with these suppliers. This work involves the entire industry, under the auspices of the European Association of the Rubber Industry (BLIC), together with discussions with the European Commission.

It should be noted that PAH emissions in everyday life are mainly generated through carbonization of organic materials: wood fires, hearth fires, barbecues, cigarettes, etc.

Another component under observation: zinc oxide. Zinc oxide is used in the composition of tire rubber as a vulcanization accelerator. Michelin has set up a program to reduce the quantities used in its rubber compounds, in order to reduce zinc salt deposits caused by tire wear.

6 - Recycling end-of-life tires

Regrooving and retreading truck tires

Regrooving consists of recutting the original tread pattern on a worn tire's tread ply. This operation re-establishes grip performance and offers up to 30% of additional service life.

Retreading involves replacing the worn tread ply. It can therefore double the tire's initial service life. Prior to retreading, the tire is scrutinized using very precise criteria. Michelin truck tires are so robust that 9 out of 10 are approved for retreading in France.

A Michelin truck tire can be regrooved twice and retreaded once, offering four lives in all, and a total distance traveled of around one million kilometers (621,504 miles).

Regrooving a truck tire



How can we reduce the impact of our end-of-life tires?

The environmental impact at end of life

At the end of its active life on the roads, the tire becomes an "end-of-life tire". More than one billion new tires are sold each year throughout the world, thus creating, in the long term, just as many end-of-life tires to be processed. Today, more than one-third of these tires are disposed of in landfills or just thrown out.

Large tire dumps can unfortunately be sources of nuisance: fire risks, health risks (in certain climates, stagnant water inside tires can result in an increase in the mosquito population), disfiguring the countryside. On the other hand, given the chemical stability of tires, they are not a pollution risk.

Changing legislation

Faced with the need to prohibit tipping or dumping of tires, legislation is changing in order to make tire manufacturers pay for the cost of recycling end-of-life tires. Accordingly, a European directive will prohibit tipping in landfills beginning in 2006. Other countries, such as the United States (in some States), use a state taxation system: this enables the government to organize elimination programs for existing landfills, while giving responsibility for newly marketed tires to the manufacturers. This trend toward manufacturer-responsibility is very clear. However, numerous emerging countries still have no statutory regulations.

Our levers

We have several levers allowing us to globally reduce the impact of end-of-life tires:

- extending tire life, thus reducing the volume of end-of-life tires and the need for raw materials, while improving customer satisfaction. This is the method which Michelin has always favored;
- suitability for regrooving and retreading (see box at left). Our strategy in this field is presented in detail on page 46;
- development of end-of-life-tire recycling programs. These programs enable the material or energy contained in the tire to be recovered;
- dialogue with the industry and the public authorities. In countries where the principle of producer responsibility has not been clearly adopted, we are in favor of institutional frameworks to help gradually recycle all end-of-life tires.

End-of-life tire recycling applications

Different ways of recycling end-of-life tires have developed spontaneously on every continent. Tire manufacturers are now working on ways of generalizing best practices.

Material recovery
Several applications enable tire component materials to be reused, thus benefiting from the tire's elasticity and robust construction.

- Tires can be cut up or shredded to be used as railway support beds (reducing noise and vibrations) or in highway and civil engineering works (embankments, road drainage beds).
- They can also be ground into crumb rubber and used in the manufacturing of surfaces for sports and play areas, as well as in the production of a multitude of rubber objects (shopping cart wheels or wheels on handling devices, parts for the automotive industry, etc.). To date, tests aimed at reusing crumb rubber in new tires have not been successful, due to insufficient performance levels.
- Spontaneous reuse. Alongside these industrial applications, different ways of reusing end-of-life tires have developed spontaneously (use as shock absorbers, different non-industrial applications).

Energy recovery
Two major applications use the high energy potential of tires:

- end-of-life tires are mainly used as substitution fuel in cement kilns. Michelin has signed numerous partnership agreements with cement manufacturers for this purpose. In 2001, we set up a joint venture with Lafarge in Great Britain. More than 50,000 metric tonnes of end-of-life tires have since been recycled into energy. A partnership agreement is also being prepared between Michelin and Siam Cement in Thailand. This agreement concerns the recycling into energy of all end-of-life tires and rubber waste from local Michelin plants;
- other types of applications enable tires to be incinerated alone or together with other fuels, such as coal in thermal power stations and industrial boiler plants.



Environmental impacts of tire incineration

CO_2 emissions from a passenger car tire

The heating value of a passenger car tire is 28 megajoules/kg. Incinerating a single tire of this type therefore provides enough energy to power a 60 W light bulb for more than 40 days. Incinerating tires also discharges 2.5 kg of CO_2 per kilogram of tires processed into the atmosphere. Of these emissions, we can consider that the 27% from natural rubber has a neutral impact on the greenhouse effect, as the carbon contained in the rubber was initially captured from the atmosphere by photosynthesis.
In 2002, incineration of our end-of-life products thus produced total energy of 22,000 terajoules - or the equivalent of the energy consumption of a European town of 135,000 inhabitants for one year - and gross emissions of 2 million tonnes of CO_2. If the same energy had to be produced from fossil fuels, an additional 500,000 tonnes of CO_2 would have been generated. (Calculation based on average energy mix used in 2002 by the world leader in the cement sector.)

Air pollution

Some environmental organizations raise the principle of precaution and call for an end to waste incineration in cement plants, in favor of more conventional energy sources. They consider that the dioxin emissions - even at infinitesimal levels - resulting from incineration represent a potential risk due to them building up along the food chain. However, unlike other waste, tires have a stable, uniform composition, which does not generate dioxin during high temperature incineration.

Choice of the joint processing system

Michelin aims to fully accept its responsibility on the issue of end-of-life tires. This responsibility therefore covers two phases: collecting end-of-life tires from professionals and recycling them.

Given the technical difficulties involved, the cost and, it must be said, the relative futility of differentiating and sorting end-of-life tires by brand, Michelin proposed that the industry work together within joint managing companies. These organizations will be responsible for selecting service providers, on a tendering basis, for end-of-life tire recycling. They will be financed by each manufacturer, in proportion to its new tire market share. The tire manufacturers are organizing themselves around this principle, according to specific national legislation. We would like consumers to be made aware of the need and value of recycling used products when they make their purchase, by a contribution clearly indicated on the invoice.

Our action

Today, Michelin is involved at three levels:

- at the national level, we adapt our practices according to current and future legislation, by taking part in setting up recycling structures. In 2002, this type of structures were set up in France (Aliapur) and Poland;
- at the geographical zone level (North America, South America, Europe, Asia and Pacific, Africa and Middle East), we have entered into discussions with different professional bodies. We wish to encourage the sector to move towards Extended Producer Responsibility systems. Furthermore, in certain cases, we advise governments concerning the actual setting up of such systems, particularly in Europe;
- at the worldwide level, we are gradually developing an end-of-life tire recycling monitoring system in all our product categories.

Performance by Michelin and by the sector

Given the type of responsibility system adopted, our performance in processing end-of-life tires corresponds to that of the industry as a whole, in proportion to our market share. In each geographical zone, we monitor recycled, scrapped or dumped end-of-life tires, together with retreaded tires. We also monitor tires exported by third parties to other zones for subsequent use - a practice, it should be said, which gives rise for concern. Given our pro-active action for the adoption of statutory frameworks, we also consider legislative change to be an element of our performance.

Advantages and disadvantages of joint processing of end-of-life tires

We currently support the system of joint processing of end-of-life tires, for several reasons. This system enables appropriate structures to be set up quickly to handle local situations, covering 100% of end-of-life tire flows. It encourages partnerships between all the manufacturers present on a given market, thus limiting the drifts inherent to competitive context. Sharing logistics costs and the resulting economies of scale also help to reduce the processing cost. Joint processing also enables costs to be passed on in a generalized and transparent form, in a separate billing item, thus making all customers more aware of the value of the service.

However, although this joint processing system has certainly immediate advantages, it may nonetheless pose certain risks in the long term, due to its monopolistic nature. To clarify this situation, we are in favor of discussions with our stakeholders (regulatory bodies, consumer and environmental protection associations) in order to adapt accordingly the governance systems of the structures being created.

Objective for 2006

No end-of-life tires in European landfills

End-of-life tire recycling rate in 2001
(as a percentage)



100
80
60
40
20
0
Western Europe
Japan
North America
Brazil
Energy recovery
Material recovery
Export
Retreading within zone
Others/landfills

End-of-life tire management systems throughout the world in 2003



Parafiscal tax: the State handles the collection and recycling of end-of-life tires; these operations are financed by a tax paid by producers and passed on to users of the product

Producer responsibility: a legal framework defines the objectives to be achieved and assigns responsibility to the producers

Objective reached of 0 end-of-life tires in landfill

Liberal system: a legal framework defines the objectives to be achieved, but does not assign responsibility

No regulation

Exports into emerging economies

A significant proportion of end-of-life tires from mature markets (Western Europe and Japan in particular) are exported every year to low income economies (Africa, South-East Asia and South America in particular). This flow is organized by specialized companies, exceeding the scope of control of the tire manufacturers. Although this practice does extend tire life, particularly via retreading, it does give rise to concerns about road safety and end-of-life processing.

- *Indeed, in many countries, customary practices and the lack of regulatory constraints mean that maximum tire life can often be exceeded. Exported tires may therefore, in some cases, be released onto these markets in their existing condition, without first being retreaded.*
- *There are no statistics for end-of-life processing. Although some of these tires are recycled on a non-industrial basis, others probably turn into unrecycled waste.*
- *Given this context, we now consider that our responsibility covers use of tires up to the level of wear specified on the product and its end of life. However, the incorrect use of our end-of-life tires in unrestricted export countries is a very real cause of concern for us.*



Glossary

A

Acoustic comfort - The ability of a tire to limit the noise emitted in the tire-road contact area. pages 38 and 47

C

CO_2 - One of the main greenhouse gases which contribute to trapping heat from the sun inside the earth's atmosphere. The increase in greenhouse gases produced from human activity is generally considered to be one of the causes of global warming. pages 21 and 118

Conventional - Tire structure obtained by overlaying crossed plies, as opposed to radial tires (see below). pages 14 and 16

E

Economic and social footprint - Following the same logic as the environmental footprint (see below), the economic and social footprint corresponds to the creation of economic value and job equivalence linked to a company's activity. It concerns all the players along the chain of value (suppliers, manufacturers, distributors, customers, employees) and Society as a whole, which benefits from the use of the products and bears the external costs linked to the company's activity. pages 6 and 60.

Ecopoint - Unit used to measure the impact of product life phases in a Life Cycle Assessment (LCA). The ecopoint takes into account a wide range of criteria: impact on health and ecosystems, impacts on biodiversity, consumption of mineral and fossil resources. To do this, it evaluates the intensity of the phenomena which cause such impact: emissions of organic and inorganic substances, climate change, emissions of ionizing radiation, carcinogenic substances, acidification, etc. page 100

End-of-life tire - Worn tire which can no longer be regrooved or retreaded, destined for recycling via one of a number of applications. page 116

Endurance - The long-term ability of a tire to resist the different types of stress it undergoes throughout its life cycle. page 50

Environmental footprint - A company's environmental footprint corresponds to the overall impact on the ecosystems arising from its activities (materials and energy consumption, pollution, use of soil, etc.). It concerns all the phases of the life cycle of its products: production of raw materials, manufacturing of products, use and end of life. pages 6 and 100.

G

Global Reporting Initiative (GRI) - GRI is a CERES (Coalition for Environmentally Responsible Economies) initiative, in partnership with UNEP (United Nations Environment Programme), with the participation of companies, NGOs, consultants, professional associations, universities, etc. GRI's role is to establish and publish guidelines aimed at improving the quality, stringency and usefulness of economic, environmental and social reporting. pages 2 and 123

Green tire - Low rolling resistance tire, introduced by Michelin in 1992, making a direct contribution to reducing fuel consumption and pollutant emissions. pages 45 and 112

Grip - The ability of a tire to transmit driving, braking and cornering torque without skidding. Grip plays a key role in reducing braking distances and road holding during cornering, especially on wet roads. page 41

Group Service - Group functional entity in a given area, such as Purchasing, Audit or Personnel, providing support for operational activities and defining the corresponding Group strategy. page 12

H

High-performance tires - Tires manufactured for sports, grand touring and top-range vehicles, guaranteeing a high level of safety and high performance in terms of road holding, maximum speed, road handling and comfort. pages 38 and 49

I

ISO 14001 - International multi-criteria certification granted to companies after appraisal of methods, procedures and effective implementation of their environmental policy. page 104

L

Lifespan - Maximum distance traveled by a tire before the degree of wear compromises performance, particularly in terms of safety. page 45

Lost time injury frequency rate (TF) - Number of industrial accidents resulting in absence from work for more than one day during a given period, per millions of hours worked. page 63

O

Original equipment - Tire market corresponding to equipment for new vehicles supplied directly to vehicle manufacturers. page 33

P

Product Line - Group operational entity dedicated to the worldwide technical and commercial development of a specific range of products, such as passenger car-light truck tires or truck tires. page 12

R

Radial - The radial structure separates the functions performed by the tire crown and those provided by its sidewalls. The radial tire introduced radial positioning of the reinforced rubber ply forming the tire's casing. The radial tire was invented by Michelin in 1946, improving the tire's robustness and lifespan, and thus making for greater safety. It also reduces rolling resistance. pages 14 and 16

Replacement - Tire market corresponding to the replacement of worn original tires with new tires. page 33

Road handling - Ability of a tire to transmit the driver's commands, to guarantee safe and comfortable road holding. pages 14 and 50

Rolling resistance - Rolling resistance is the energy consumed by the tire as a result of the deformation it undergoes while rolling. Reducing tire rolling resistance helps improve vehicle fuel efficiency and reduce pollutant emissions. pages 35, 45 and 110

S

Severity Rate (TG) - Number of days of absence from work greater than 1 day as a result of industrial accidents for a given period, per thousands of hours worked. page 63

Social, economic and environmental performance - The company's degree of success in its procedures aimed at improving its social, economic and environmental footprint. pages 30 and 96

Speed index - Code made up of one or more letters marked on a tire's sidewall, indicating the maximum loaded speed which the tire can reach in full safety. page 49

Stakeholders - All the parties who play a direct role in the company's social and economic life (employees, customers, suppliers, shareholders), who observe the company (NGOs, unions) or who influence it (public authorities, local authorities, civil bodies). page 27

Sustainable mobility - A way of organizing means of transport enabling them to develop to the benefit of society without generating unacceptable impacts for people and the environment, particularly in the long term, while remaining compatible with the economic objectives of the players concerned. page 19

SUV (Sport Utility Vehicles) - 4-wheel drive vehicles, with road and all-terrain capabilities and, more often than not, a greater interior space, load capacity and size than road-only vehicles. pages 38, 49 and 57

T

Tire performance - All the criteria which characterize the qualities of a tire. Overall performance corresponds to the balance achieved in relation to a defined use. page 38

Tread - Rubber compound ply on the circumference of the tire, forming the contact patch with the road surface. pages 15 and 46

W

WBCSD (World Business Council for Sustainable Development) - Association of companies committed to promoting sustainable development as a means of development which embraces economic, social and environmental aspects. page 23

Methodology

Preparation of the report

This report was prepared by the Michelin Performance and Responsibility approach coordination team, with assistance from numerous internal departments and support from the sustainable development consulting firm, Utopies. The quantitative data is taken from our departmental management scorecards. The analysis of the issues raised throughout the document is based on a series of interviews with our stakeholders, enabling us to better understand the specific issues related to our activities, and also the conclusions of the reports of different experts on sustainable mobility (see p. 19).

Scope of analysis and indicators

This report concerns Michelin Group performance in 2002, with data from 2003 in some cases. Unless otherwise stated, the quantitative data presented reflects the performance of all the Group's subsidiaries, which are listed on page 95 of our Annual Report.

The information presented in relation to article 116 of the French NRE law on new economic regulations is contained in the Annual Report 2002 on pages 83 et seq. and in this document (see table on right).

The performance indicators adopted in this document and which also correspond to the Global Reporting Initiative (GRI) 2002 guidelines are also specified in the table on right.

With the exception of the financial data, the data presented in this report have not undergone certification.

Please send any comments
and requests for information to

MICHELIN

Démarche Performance et Responsabilité
23 place des Carmes-Déchaux - 63040 CLERMONT-FERRAND CEDEX 9
FRANCE

Direction de la Communication
23 place des Carmes-Déchaux - 63040 CLERMONT-FERRAND CEDEX 9
FRANCE

e-mail: performance-responsabilité@fr.michelin.com
Site: www.michelin.com

Photo credits: Bios page 19, Getty page 85, Michelin photo library.
This report was printed by IMC (France), in January 2004, on Galaxi keramik paper using chlorine-free pulp.

Information presented in relation to article 116 of the French NRE law on new economic regulations

Information corresponding to GRI guidelines

www.michelin.com

SEC File #82-3354



Michelin Performance and Responsibility

2003
update

MICHELIN
A better way forward

Dear Reader,

In our first *Michelin Performance and Responsibility* report, which presented our 2002 results and was published in 2003, we explained how our Group – a worldwide company of 125,000 employees whose main purpose is to facilitate road mobility – envisions and assumes its responsibilities. In a spirit of global performance, we aim to combine the sustainability of the company with the exercise of all our responsibilities. How should we address, in a harmonious fashion, the expectations of our customers, people and shareholders, while respecting the environment and all those who deal with the company?
We will publish a Performance and Responsibility report every two years to establish where we stand with respect to our goals. This publication frequency will enable us to provide a realistic picture of our company's fundamental progress in the long term. Our second report will be published in the spring of 2005 and will cover the 2003-2004 period.
This year, we are publishing an interim summary document. It provides the 2003 updates to the key indicators presented in our first Performance and Responsibility report, to demonstrate Michelin Group's dynamism and commitment to balanced and sustainable development.

We hope you enjoy reading this document.



Table of Contents

This update document is intended to complement the first *Michelin Performance and Responsibility* report. To fully understand our strategy and what is at stake with our approach, we recommend that readers refer to that document.

We also invite readers to consult the *Michelin Performance and Responsibility Charter* and the *2003 Annual Report* (documents available on the Internet at www.michelin.com under the *Sustainable Mobility* heading).

The Michelin Performance and Responsibility approach

The Michelin Performance and Responsibility approach, launched more than two years ago, reaffirms the strength of the Group's five values:

- Respect for Customers
- Respect for People
- Respect for Shareholders
- Respect for the Environment
- Respect for Facts

The approach formally details the practices that, for the most part, already existed. Supported by a constant desire for innovation, Michelin Performance and Responsibility aims to address in the long term the stakes involved in both road mobility and the company's sustainability. It proposes a structured framework for intensifying the exercise of the Group's responsibilities with respect to each one of its publics.

Approach deployment in 2003

In May 2003 the *Michelin Performance and Responsibility Charter*, which explains how to implement the company's five values, was distributed to the Group's managers. The Charter, translated into 14 languages, is available to all employees, as well as to our external audiences. The Group's entities use it now to define their operational objectives, to choose their work methods and to make progress.

Throughout 2003, Michelin has notably continued to work on the nine areas for specific action identified in the Group's global approach and presented in the first *Michelin Performance and Responsibility* report:

- Responsible performance of our products and services
- Environmental impact of tire use
- Recycling of end-of-life tires
- Diversity within our teams
- Community relations
- Safety, ergonomics and working conditions at our sites
- Environmental management of our sites
- Industrial risk management
- Our contribution to sustainable mobility

This document presents a summary of the progress made in these areas during 2003.

Designed to be an ongoing, integral part of our activities, the Michelin Performance and Responsibility approach is considered inseparable from the Group's balanced growth.

Respect for Customers

The world tire market

The world tire market has more than doubled in value in 20 years to reach $71 billion US in 2002. It is primarily a replacement market: 71 percent in units and 75 percent in value.

World market, in value

(by tire category)



Passenger Car/Light Truck	51.1%
Heavy Truck	32.4%
Earthmover	6.7%
Two-wheel	5.9%
Agricultural	3.4%
Aircraft	0.6%

Michelin estimates 2003

World market, in units

(by geographical zone)



North America	29%
Japan	9%
Asia (excluding Japan)	21%
South America	6%
Africa and Middle East	7%
Europe	28%

2002 sales volumes in tire tonnage for Passenger Car, Light Duty Vehicle and Heavy Truck
1 Heavy Truck tire ≃ 6 Passenger Car/Light Truck tires
Source: LMC 2003, Michelin estimates

Distribution of world market by tire manufacturer *(in net sales)*

Three global tire manufacturers represent 55.7 percent of the total, eight intermediate manufacturers represent 25.7 percent, and the others add up to 18.4 percent.



Michelin	19.2%
Bridgestone	19.1%
Goodyear	17.4%
Continental	6.8%
Pirelli	3.8%
Sumitomo Rubber	3.7%
Yokohama Rubber	3,3%
Cooper Tire	2.4%
Kumho Industrial	2.0%
Toyo Tire	1.9%
Hankook Tire	1.8%
Others	18.4%

Source: Tire Business, September 2003

Matching vehicle developments

Share of HP and SUV tires in Passenger Car/ Light Truck unit sales

(as a percentage)



43
32
45
34
47
36
49
39
2000
2001
2002
2003
Michelin
Market

HP tires: High Performance tires for high-power vehicles
SUV tires: Sport Utility Vehicle tires
Michelin source

Preparing for the future through innovation

Research and development expenses

(as a percentage of net sales)



4.2
4.4
4.5
4.6
3.0
2.9
3.0
2.9
2.7
2.7
Michelin
Bridgestone
Goodyear
2000
2001
2002
2003

2003 data not available for other manufacturers
Source: annual reports

ULTRAFLEX technology on XeoBib

Michelin presents XeoBib, the world's first agricultural tire that functions in the field as well as on the road at pressures less than or equal to 1 bar (depending on the load) thanks to ULTRAFLEX technology, invented and patented by Michelin. This tire better preserves cultivated areas while reducing rolling resistance and providing greater safety and comfort on the road. Xeobib will be launched on the European market in June 2004.

Pressure monitoring with the "eTire System"

Following two years of development, the Truck product line launched the "eTire System" in the North American market in 2003. This technique automates the collection of information concerning tire pressure and temperature and maintenance activities.

The "eTire System" consists of an electronic microprocessor attached to the inside of the tire, fixed or portable sensors and processing software.

The "eTire System" gives fleet managers early notification of irregularities, thus limiting the vehicle's idle time.

New green tire in China and Japan

Developed by our Technology Center teams in Japan, the Michelin Energy MXV 8 tire was designed to respond to the needs of different markets in Asia. After its launch in six countries in 2002, the MXV 8 was launched in February 2003 in China and Japan. With rolling resistance reduced by more than 15 percent, it permits a more than three percent reduction in fuel consumption compared to the Michelin Vivacy tire that it replaces.

Facilitating travel

Maps and guides supporting mobility

The Michelin Maps and Guides collection continues its expansion. In France, a new collection of restaurant guides, *Les Guides Gourmands* (gourmet guides); in North America, a new collection of practical tourist guides called *Must Sees*; in Europe, a new design for road maps: improved geographical sections, richer content, new covers with bright colors, for even more successful trips!



Eure-et-Loir,
Paris,
Yvelines
Bretagne

ViaMichelin's digital information services

In 2003, the popular Internet site www.viamichelin.com reached an average of more than ten million visits per month. ViaMichelin confirms its position as European leader among providers of digital services supporting mobility, particularly with the deployment of navigation tools for PDAs. This new software line transforms a PDA (Personal Digital Assistant) equipped with a GPS receiver into a navigation system. For cellular telephones, ViaMichelin services are offered by major European operators.

Distribution, for better customer service

Euromaster

With the purchase of the Viborg Group (465 outlets), Euromaster, the number one tire distributor in Europe, has 1,750 outlets in 10 countries.

Assessment of our performance as viewed by our customers

Equity*

*Brand Equity = salience x perceived quality



France
7.1
3.9
Germany
6.4
5.1
United Kingdom
6.2
5.5
Poland
6.8
6.1
China
6.4
4.5
Michelin
Best competitor

Michelin survey, data 2003

J.D. Power satisfaction survey

Global satisfaction 2003



Japan
617
614
China
820
806
United Kingdom
789
772
Germany
825
813
Michelin
Best competitor

Awards

Gold Medals for Innovation

At the end of 2003, following five years of research, the XeoBib agricultural tire received three Gold Medals for Innovation from the largest agricultural exhibitions in Europe.

Siemens Grand Prize for Innovation

A jury made up of scientists, experts, researchers, managers and celebrities awarded the Gold Medal of the Siemens Grand Prize for Innovation to Michelin for PAX System.

"Premios Europa" 2003

CETM (Spanish confederation for product transportation) and the trade journal *Transport Professionnel* (professional transportation) jointly awarded Michelin the 2003 "Premio Europa" transportation prize in the environmental category, for the development and manufacture of low rolling resistance tires and for research efforts in the area of tire recycling.

Respect for People

The distribution of our business income in 2003


Customers
15,370 M€
Other income
605 M€
Sums retained within the company to finance investments and overcome risks:
1,334 M€
4,997 M€
Employees
Salaries, social contributions and retirement funds
Shareholders
181 M€
505 M€
National and local taxes
225 M€
Banks
8,733 M€
Suppliers

In 2003, our sales generated 15,370 M€, for an operating income of 1,143 M€ and a net income of 329 M€.

Workplace safety

Workplace accidents: change in frequency and severity rates

	2002	2003	Progression
Frequency rate (TF)	18.06	9.93	-45%
Severity rate (TG)	0.65	0.46	-29%

The above figures cover all of the Michelin Group's industrial sites

The important progress that has been made in lost time injury frequency rate (TF) and severity rate (TG) for the entire Group comes from a better awareness of safety issues by all employees. To attain that result, numerous actions were deployed, notably in the areas of:

- employee and management training
- sharing of best practices for safety
- risk prevention and reduction
- progressive implementation of organizations such as Safety spokes

However, we deeply regret to report three fatal accidents. The first occurred during the handling of an earthmover tire in a U.S. quarry, the second in a manufacturing shop at the Campo Grande (Brazil) plant during a maintenance activity, and the third was due to a traffic accident during work hours in the United States.

Frequency rate of accidents by geographical zone


TF 2002
TF 2003
22.9
11.9
12.6
8.4
15.8
9.3
3.1
2.8
21.1
12.8
Europe
North America
South America
Asia
Africa Middle East

Ergonomic workstation study

At the end of 2003, workstations in 55 percent of our production sites were surveyed in accordance with the EVANE method (EVAluation du Niveau Ergonomique des postes de travail, i.e. evaluation of the ergonomic level of workstations), compared to 34 percent at the end of 2002.

Employee turnover

	Number of employees	%
Normal attrition	7,911	7.2%
Voluntary departures	1,530	1.4%
Early retirement	2,229	2.0%
New hires	9,547	8.7%

Excluding Euromaster, TCI and plantations

Training

Michelin dedicates 4.5 million hours per year for training, i.e. one week per employee per year. In 2003, training expenses represented 3.37 percent of payroll.

Training expenses by geographical zone

(as a percentage of payroll)


Europe
4
North America
2.4
South America
2.5
Asia
2.5
Nigeria
2.7
0
1.0
2.0
3.0
4.0%
Including managerial training
Including general training
Including job training
Overall percentage

Europe: except Euromaster; South America: except plantations
Asia: Japan, Thailand, China

Diversity

Michelin is approaching diversity as a matter of inclusion and total talent management. For example:

Male/female distribution by hierarchical level

(as of 12/31/2003)


Group Executive Council
100
College of Directors
100
Senior management
96.2
3.8
Management
86.6
13.4
Administrative employees and technicians
74
26
Production workers
91.4
8.6
% men
% women
0
20
40
60
80
100%

Internationalization policy

At the end of 2003, the Group had 760 expatriates of 31 different nationalities, working in 58 countries. Of these, 540 were managers, i.e. 10 percent of the Group's managers. Thirty-five percent of senior management positions are currently held by non-French employees.

Geographic origin of the management team

(as of 12/31/2003)



Group Executive Council
College of Directors
Senior management
0
20
40
60
80
100%
Europe
North America
South America
Asia

The accomplishments of the "Diversity Team"

In North America, the "Diversity Team" published and placed on the Internet the "2004 Diversity Business Plan." About 6,000 employees in 11 facilities completed the training course to develop and encourage diversity in teams.
The Diversity approach is facilitated by the "Diversity Network," which has representatives from 19 North American sites. Finally, partnering with a large company and a renowned university in South Carolina, Michelin has implemented the "Diversity Leadership Academy," destined to train leaders of companies, administrations and associations on the exercise of diversity.

Compensation evolution

In 2003 the average salary increase for Western countries was between 0.5 and 2.0 percent above the rate of inflation, depending on employee category and country. In Eastern Europe, Asia and Africa/Middle East, the difference between the average salary increase and local inflation was generally higher.

Distribution of payroll by geographical zone

(in millions of euros, 2003)



Europe
North America
South America
Asia
Africa and Middle East
1,400
1,200
1,000
800
600
400
200
0
Production workers
Administrative employees and technicians
Managers

Labor relations

In all European countries (except Russia), we have negotiated agreements with trade unions concerning salaries, work flexibility, work schedules and working conditions.
In France, several agreements were signed in 2003 with trade unions: incentive bonuses for almost all of our plants, coaching for restructuring measures and organization of labor.
In Nigeria, two agreements were signed with unions in 2003 concerning "end-of-service benefits."

Suppliers

Breakdown of our purchases of goods and services *(in value)*



Natural rubber	9.0%
Synthetic rubber	6.4%
Carbon black and silica	6.5%
Other petrochemical derivatives and textile reinforcement	10.6%
Metallic reinforcement	5.1%
Fuel oil, gas, coal	2.4%
Electricity	2.5%
Industrial equipment and supplies	18.0%
Transportation	8.7%
Services	30.7%

Raw materials

Our 2003 purchases amounted to 8,844 million euros. The year was marked by a significant increase in the price of several raw materials. Petroleum increased by 15 percent, butadiene by 37 percent, styrene by 32 percent (raw materials used in the production of synthetic rubber) and carbon black (reinforcing filler) by 16 percent.

"Michelin Développement" in Europe

Through assistance to local companies by "Michelin Développement" subsidiaries, the Group contributes to job creation in the regions where it is located. In 2003 "Michelin Développement" helped create more than 800 jobs. A "Michelin Développement" company was also created in Germany.

Our relationship with public authorities

Discussions on Mobility

In 2003 three "Discussions on Mobility" sessions took place in Paris and Brussels. These meetings for government representatives that we initiated at the end of 2002 seek to examine subjects related to our activities and thus contribute to a better understanding of the stakes of mobility. Subjects reviewed this year included rolling resistance, inflation pressure and noise.

Road safety initiatives

Michelin became a member of the Global Road Safety Partnership on July 1, 2003. The objective of this association, created in 1999 by the World Bank and the Federation of Red Cross, is the sustainable reduction of road accidents in developing countries, through partnerships between the governments of those countries and the member companies and associations.

Respect for Shareholders

Who are our shareholders?

At the end of 2003, Michelin shareholders included 227,762 people, 70,117 of which were employees within the Group.

Distribution of Michelin share capital

(as of 12/31/2003)



Individual shareholders	19.5%
Self-owned	0.1%
Employees	2.2%
French institutional shareholders	37.2%
Franklin Templeton (American funds manager)	6.7%
Foreign institutional shareholders (retirement funds, companies, mutual funds)	34.4%

Shareholding plan for employees

After the success of the first phase of the shareholding plan for employees in 2002, we launched a second subscription phase in 2003, offered to more than 103,000 employees in 70 countries. At the conclusion of these two phases, 69 percent of 113,000 eligible employees had become shareholders. They asked for more than 3,300,000 shares, of which 2,700,000 shares were available, bringing the share capital portion held by employees to 2.2 percent. This subscription rate is one of the highest in the industrial sector for the launch of an initial employee shareholding plan.

Corporate governance

At the General Meeting of Shareholders on May 16, 2003, the shareholders named a new member of the Supervisory Board, bringing its number of members to six. Four of them are independent according to the reports on Corporate Governance, in other words, "they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment."

Shareholder meetings

Many shareholder meetings took place in 2003, creating opportunities for discussion on the Group's development:

- 4 meetings of the Consultative Committee of Shareholders (twelve individual shareholders, including two employees)
- Michelin participation in the Actionaria Exhibition in Paris
- 2 meetings of individual shareholders (Brussels and Lyon)
- 135 meetings and gatherings with analysts and institutional investors in 15 countries.

Publications for our shareholders and investors

To follow-up on our communication efforts with our shareholders and investors, we published in 2003:

- The *Annual Report* (distributed five weeks before the annual shareholders meeting)
- The *Letter to Stockholders* (three editions per year)
- The *Consolidated Earnings Guide*, a detailed report concerning 6-month accounts
- The *Fact-book*, a digest of data and information concerning the Group and the tire industry
- The *Investor's Guide*
- The first *Michelin Performance and Responsibility* report.

These documents, together with the presentations and announcements made to institutional investors, are available on our Web site. The site was also restructured and improved this year.



Our economic performance in 2003

Consolidated net sales

(in millions of euros)


13,763
15,396
15,775
15,645
15,370
15,000
10,000
5,000
0
99
00
01
02
03

- Europe
- North America
- Other zones*

* Asia, Pacific, South America, Africa and Middle East

Operating margin

The 2003 operating income was 1,143 million euros, i.e. an operating margin of 7.4 percent of sales, compared with 7.8 percent in 2002.

Net income Group share

(in millions of euros)


600
400
200
0
283
399
296
581
318
99
00
01
02
03

Net financial debt

(in millions of euros)


4,329
4,926
4,881
3,818
3,440
120%
100%
80%
60%
99
00
01
02
03
Total
Debt-to-Equity ratio

The Michelin share

	2000	2001	2002	2003
Basic earnings per share	2.96	2.20	4.28	2.22
Net dividend per share	0.80	0.85	0.93	0.93

Variations of the Michelin, Bridgestone and Goodyear shares *(base 100: 1998)*


120
100
80
60
40
20
0
68
42
12
12/98
12/99
12/00
12/01
12/02
12/03
Michelin
Bridgestone
Goodyear

Variations of the Michelin share with respect to Automotive and Tire world indices

(base 100: 1998)


120
100
80
60
40
20
0
76
68
51
12/98
12/99
12/00
12/01
12/02
12/03
Michelin
Tire world index
Automotive world index

External assessment

Financial rating

On December 31, 2003, Standard & Poor's and Moody's ratings for the Group were the following:

		CGEM(1)	CFM(2)	MFPM(3)
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin
(2) Compagnie Financière Michelin
(3) Manufacture Française des Pneumatiques Michelin

"Corporate Social Responsibility" rating

At the end of 2003, the Group was mentioned in two indices: ASPI Eurozone and DJSI STOXX.

Respect for the Environment

Environmental control of our industrial sites

Tire production in ISO 14001 certified sites

(as a percentage of total tonnage)



2%
7%
37%
65%
80%
90%
98
99
00
01
02
03

In 2003, six additional sites* obtained the ISO 14001 environmental certification.

In addition, several non-industrial sites are committed to the certification process. These are, in particular, major sites of our Technology Center (Europe, North America) and our rubber plantations (Nigeria, Brazil).

At the end of 2003, 70,000 employees had received environmental management awareness training.

*1 in Canada, 2 in the United States, 1 in France, 1 in Hungary and 1 in Japan.

Solvent consumption in the Passenger Car/Light Truck Product Line in Europe

(Base 100: 1992)



100
80
60
40
20
0
End of 1998: - 27%
End of 2003: - 54%
Target 2007: - 73.5%
Voluntary reduction policy
Process optimization plan
Finalizing and implementing the new process
92 93 94 95 96 97 98 99 00 01 02 03 04 05

In order to further reduce the use of solvents, a new manufacturing process was developed, with the support of ADEME*. It involves replacing the solvent with a thin film of rubber compound underneath the tire tread. This technique will ultimately enable us to reach our goal of an overall reduction of nearly 75 percent.

* Agence française De l'Environnement et de la Maîtrise de l'Énergie (French agency for the environment and energy management)

Environmental indicators

	Units	2002 data (completed in 2003)	2003 data (similar perimeter)	Variation
Water consumption	m^3/t	**14**	**14**	stable
Energy consumption	GJ/t	**16**	**17**	-
including: fixed Michelin sources		*11*	*9.9*	
steam (subcontracted)		*ND*	*2.4*	
electricity		*5.0*	*4.8*	
CO_2 emissions	t/t	**1.3**	**1.5**	-
including: fixed Michelin sources		*0.7*	*0.7*	
steam (subcontracted)		*ND*	*0.3*	
electricity		*0.6*	*0.5*	
Emissions of VOCs (Volatile Organic Compounds)	kg/t	**4.3**	**3.9**	-10%
Emissions of sulfur dioxide (SO_2)	kg/t	**3.7**	**3.7**	stable
Emissions of nitrogen oxides (NO_x)	kg/t	**1.0**	**0.96**	stable
Production of waste	kg/t	**129**	**132**	stable
including recycled waste		*71%*	*73%*	*stable*

stable: the variation is deemed non-significant.
ND: no data available

The efforts made in 2003 enable us to show a more complete snapshot of the Group's environmental performance today.
The indicators above concern industrial sites which represent 90 percent of the Group's production. The 2002 data (published last year, represented 85 percent of production) have been completed and adjusted here on a comparable scale.
This year, the energy consumption and CO_2 emissions include the production of steam by outside specialized companies.

The impact of tire use on the environment

Impact on fuel consumption

Due to its rolling resistance, the tire contributes to the fuel consumption of vehicles: about one tank in five for cars, and one in three for heavy trucks. Low rolling resistance tires, also called green tires, help reduce this consumption, as well as the emissions of greenhouse gases. Michelin continues its efforts to market green tires for cars as well as heavy trucks.

Change in the percentage of green tires in Michelin's overall production of passenger car tires



100
80
60
40
20
0
92 93 94 95 96 97 98 99 00 01 02 03

Other Michelin tires
Green tires

Change in heavy truck Energy product line sales in Europe

In 2003, more than one in three heavy truck tires for road and highway use sold by Michelin belonged to the Energy product line. These tires reduce consumption by up to 6 percent, compared to conventional tires.

This reduction becomes 8 percent if the drive axle is equipped with the X One tire, sold in Europe since 2003. The X One also reduces overall vehicle weight by 130 kg.

Change in X One truck product line sales in North America

(Base 100: 2001)


500
300
100
01
02
03

Mounting Michelin X One tires on the four axles of an American heavy truck allows up to 5 percent fuel savings and a reduction in overall vehicle weight by more than 360 kg (800 lbs).

Change in radial tire sales in China

(Base 100: 2001)


200
150
100
01
02
03

The replacement of bias tires by Michelin radial tires yields fuel savings of more than 10 percent. In addition, radial tires are twice as resistant to wear.

Aromatic oils

European tire manufacturers, within the European Association of the Rubber Industry (known as BLIC), pledged to voluntarily eliminate aromatic oils by the end of 2009. Work on products and processes continues to eliminate aromatic oils without compromising tire performance.

Recycling end-of-life tires

Rate of end-of-life tire recycling

(as a percentage of total volume)


Europe*
United States
100
80
60
40
20
0
35
21
19
12
13
27
27
24
12
11
13
31
24
8
25
11
34
25
6
24
01
02
01
03

- Dumped and unreported
- Energy recovery
- Material recovery
- Exportation - Reuse
- Retreading in the zone

* Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Italy, the Netherlands, Poland, Portugal, Spain, Sweden, Switzerland, United Kingdom.

End-of-life tire management systems and frameworks at the end of 2003 worldwide

In Europe, Michelin facilitates the BLIC workgroup on end-of-life tires. Within BLIC in 2003, we have pursued our efforts to implement in each European country:
- a workgroup of manufacturers,
- an operational framework for end-of-life tire management,
- upstream financing, authorized by the Government.

At year end, Europe had six countries with operational framework for end-of-life tire management. Michelin is a founding member for each of these frameworks.

In Europe :

- Unregulated market
- Existing system of producer responsibility (collective processing with upstream financing system)
- Beginning of producer responsibility system in 2004
- Liberal system
- Parafiscal tax
- Producer responsibility with parafiscal tax
- Producer responsibility being planned
- Operational framework for end-of-life tire management


ALIAPUR
SDAB
SRO
OOSA
VALORPNEU

In the rest of the world:
Brazil, Nigeria, South Africa: producer responsibility
United States: environmental fee in 32 states, liberal system in 12 states
Japan and Australia: liberal system
China and Turkey: regulations being prepared
Others: no regulations

Performance and Responsibility Approach

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France
performance-responsabilite@fr.michelin.com

Corporate Communications

23 place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France
www.michelin.com

MICHELIN
A better way forward

SEC File #82-3354

PRESS RELEASE

July 30, 2004

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

1st half 2004 earnings
Michelin's strategy bears fruit.
At 8.9%, operating margin improves further.
Net income doubles, at EUR 328.9 m.

In the 1st half 2004, Michelin further improved its market position in supportive tire markets. Its continuous efforts to improve efficiency and successful price increases enabled the Group to more than offset continually rising raw material costs. All businesses posted significant operating margin improvement. This performance demonstrates the effectiveness of the long-term strategy the Group has been pursuing for a number of years.

After an outstanding first half-year due to a series of exceptional market drivers, Michelin expects second half replacement markets to progressively return to their annual long-term +2% to +3% growth trend. Also, it expects raw material consumption costs to continue to rise to the tune of +6% to +7%[1] through the second half.

Against this operating background, Michelin confirms that it is poised to post a visible improvement in its operational performance for the full year 2004.

In EUR million	June 30, 2004	2004 / 2003 change
Net sales	7,821.0	+6.4%
At constant scope and exchange rates[2]		*+10.4%*
Volumes sold [3]		+7.1%
Operating income	694.8	+20.1%
Operating margin as a % of net sales	*8.9%*	*+1 pt*
Net income	328.9	+98.8%
Net Income Group share	318.9	+102.4%
Free cash flow[4]	-22.7	+EUR 172.1m

The rules and methods applied for the establishment of the consolidated accounts at June 30, 2004 are in accordance with the accounting rule 99-02 of the French *Comité de la Réglementation Comptable.*

* * *

[1] Estimated rise in raw material consumption costs in EUR per kg for the 2nd half 2004 compared to the 1st half 2004
[2] Compared to1st half 2003 net sales recalculated at 2004 scope and exchange rates
[3] Evolution of Group sales volumes (in tons) of tire products. Distribution, maps and guides, steel wheels and suspension systems sales are not included.
[4] Free cash flow= cash flow – change in working capital – net capital expenditure (including financial investments)

Excluding the impact of currency fluctuations, net sales are up 10.4%.

This is due to the combination of the following factors:

- A **negative impact (-3.6%) of exchange rates**. This is mostly related to the appreciation of the euro, in particular versus the US dollar, although currencies somewhat stabilized compared to the first semester 2003.

- A **positive impact (+6.1%)** [5]generated by **higher sales volumes**. This trend is the result of both strong replacement markets fuelled by dynamic 'sell-out' [6]demand and by dealers anticipating price increases and a robust Original Equipment demand on the commercial tire side.

- A **positive price / mix effect (+3.3%)**, calculated at constant exchange rates. This reflects strong replacement sales, an improved product-mix and price increases across all regions.

- **A positive impact from the scope of activity and consolidation (+0.8%)** mainly due to the acquisition of the tire distribution activities of Viborg[7]. Conversely, jointly controlled operations in Eurofit[8] (fitted assemblies) that were fully consolidated, are now accounted for using the equity method, in accordance with future IFRS standards.

By business segment, tire markets and Michelin's sales volumes show the following trends:

In **Passenger Car / Light Truck**, in **Europe**, the **replacement market** is up +6.1% versus the first six months of last year. After an exceptional 1st quarter partly driven by specific price increases passed in France by most tire manufacturers on March 1st to cover End-of-Life Tires (ELT) disposal costs, demand remained robust and continued to grow in the 2nd quarter. Eastern & Central Europe registered further growth as well.

The Group's category and product mixes further improved with a strong progression of VZ and 4x4 sales. Supported by an improved order fill rate, Michelin flag brands (Michelin, BFGoodrich and Kleber) significantly outperformed the market.

In **North America**, the market is up +5.3%. However, this should be viewed in light of a difficult 1st half 2003, dogged by low consumer confidence, fuel price increases and a lagging SUV tire replacement market. By tire segment, market dynamics enjoy the continued growth of the performance segment (+17%) and the rebound of the SUV segment (+21%) that has now more than absorbed the consequences of the Firestone recalls. The price increases announced throughout the reporting period by various tire makers, including Michelin, also had a positive impact on the 'sell-in' market.

Compared to the first half of 2003, the Group gained market shares despite some capacity shortages in the SUV segment. Its brand mix improved significantly through a strong progression of flag brands sales volumes (Michelin, BFGoodrich and Uniroyal). Price increases, passed in February (up to 5%) and July (average 3.5%) are sticking. This is also the case in Europe.

In **Asia**, Michelin is growing its sales volumes and improving its product-mix in line with its selective growth strategy. In China, demand remains robust, especially for Michelin branded products. Group's sales volumes continued to post a double-digit growth.

In **South America** and the **Middle-East / Africa,** sales are up in growing markets.

---

[5] Volume effect calculated across all Michelin activities, including distribution.
[6] 'sell-out' sales : sales to end-users / consumers as opposed to tire sales from tire makers to dealers
[7] The acquisition of the tire distribution activities of Viborg was effective on March 31 , 2003. Viborg – which is now completly integrated into Euromaster – only appeared in the 4th quarter consolidated accounts of the financial year 2003 (Viborg consolidated from April 1st onwards).
[8] Eurofit is jointly controlled by Michelin and Continental AG.

In **Original Equipment,** in **Europe**, the **Passenger Car / Light Truck** market rose 3.3% in the 1st half. Group sales volumes slightly underperformed the market.

In **North America**, the market declined slightly. Capacity constraints in some segments, which led to focusing production capacity on priority segments and markets, were a drag on volumes.

In **Truck**, the **replacement market** (new tires) was up 2.8% year-on-year in **Western Europe**. The market growth is mostly due to 'sell-in' sales, while the underlying 'sell-out' was more subdued. Dealers built up inventories ahead of price increases announced by various tire makers, including Michelin. The Group implemented price increases during the 1st quarter in France (ELT disposal legislation) and during the 2nd quarter across the whole of Europe (average 3.5% to 4.5%). Group new tire sales posted strong growth throughout the half-year, in line with the market.

In **Replacement**, in **North America**, the Group enjoyed a strong first half 2004 in the context of a recovering truck tire market. Michelin continues to increase its market share in the retread market. The Group plans to add some 10 new workshops to its existing North American Michelin Retread Technologies (MRT) franchise network and announced the expansion of its Covington, Georgia, manufacturing facility. The price increases passed during the first four months of the year (new tires as well as retreads) are sticking; an additional price increase will come into force on August 1st.

In **South America**, demand is robust. The original equipment truck market reached an all-time high. Michelin sales volumes are up despite price increases passed across the various countries of the region.

In **Asia**, Michelin's growth was partly hampered by measures introduced by the Chinese government to prevent economic overheating. This resulted in a decline in road traffic, thus affecting sales of replacement tires in the second quarter.

In the **Middle-East & Africa** region, sales are up in Algeria and the Middle-East while Africa remains plagued with economic and social issues.

In **Truck original equipment**, in **Europe**, sales are up in robust markets. Trailers recovered from a depressed year 2003 while the 11% growth registered in the power unit segment is partly fuelled by exports towards Eastern Europe, the Middle East, Africa and Asia.

In North America, the truck original equipment market posted 33% growth versus the first half 2003. This strong demand is, first of all, due to a need for the renewal of power units and trailers after the collapse of the market in the second half of 2000 and the dull market that ensued for 3 years. Also, introduction of a new legislation concerning driver working time leads truck operators to increase the number of their trailers in order to offset the higher cost of loading and unloading time. That cost is now being paid at the same rate as driving time. Finally, freight companies take advantage of the present low financing cost. As a consequence of its strategy to rebalance its operations between the original and replacement markets, Michelin's original equipment market share is being driven down compared to the first half of 2003. Note that Michelin sales of X-One Tires[9] have increased significantly during the period.

The markets of the **specialty tires division** were generally supportive during the period under review. In the **Earthmover tire segment**, the mining market is booming in a context of high prices for raw materials. In these conditions, Michelin sales volumes reached record levels, generating supply chain tensions. Price increases were applied across all markets to compensate for the higher cost of raw materials Driven by the positive evolution of the agricultural business in North America, the **Agricultural tire** original equipment and replacement markets are well oriented. In Europe, OE demand is also up. However, the Western European replacement market remained flat during the period and the farming industry continued to suffer in Eastern Europe. In this context, sales volumes are up while the product- and brand-mix continue to improve in a significant manner. **Aircraft tire** sales volumes are up in a context of recovery of the commercial airline industry. The **Two wheel**

[9] Michelin X One is an extra-large tire that is designed to replace twin mounted tires on both power and trailer axles. This tire was successfully introduced in original equipment as well as in replacement in North America in 2000. It is now also being introduced in Europe through Original equipment.

replacement tire markets were up both in Europe and in North America. Michelin sales benefited from the successful launch of the new Pilot Power tire.

In the **distribution** business, **TCI** net sales are up on the back of the strong heavy truck and retreading market. At 2004 scope[10], **Euromaster** increased its net sales by 1.2% and achieved a gross margin growth by focusing on its most profitable business segments.

In a first half of contrasts, marked by growing tire markets but also by a continuing rise in raw material costs, Michelin improves its operating margin by one percentage point from 7.9% to 8.9%.

Operating income is up as Michelin achieved a better valorization of its products and kept its internal costs under strict control.

This one percentage point progress in the operating margin can be analyzed in light of the following elements:

- A **strong progression of sales volumes** compared to 2003.

  This progression was particularly sharp in the original equipment market of industrial products (Truck, Earthmoving, Agricultural) and in the Passenger Car / Light Truck replacement markets. This high level of activity had a positive effect in terms of absorption of fixed costs.

- **A markedly negative impact of raw material consumption costs.**

  In the 1st half, the Group suffered from the further hike in raw materials consumption costs. This is due to the well identified time lag of about 4 to 6 months, between the purchase of the raw materials in the 2nd half 2003 and the impact in the cost of sales. The extra raw materials cost weighing on the operating profit is an estimated EUR 185 m at constant exchange rates compared to the 1st half of 2003. Raw materials procurement costs were also up during the period. In addition to raw materials, it is worth mentioning that the tire industry continues to be faced with external inflationary pressures such as energy and transportation costs.

- **A continuing and tangible improvement in average unit price and in the mix.**

  This improvement in the price / mix was supported by successful price increases introduced in all tire markets and regions and by the regular progress in the sales mix, especially in Passenger Car / Light Truck.

- **Further productivity gains.**

  Productivity gains, strict cost control and the positive effects of the restructuring measures taken in recent years limited the impact of the surge in external costs.

Non-recurring income and expenses for the 1st half 2004 amount to a EUR 53 millions loss, mostly attributable to a provision for a four-year progressive early retirement plan (Pré Retraite Progressive) in France and to various restructuring measures, including winding-up of the Trier (Germany) steel cord production facility. Note that the 1st half 2003 was marked by a number of exceptional items (EUR 178 million), among which an industrial evolution program in Spain, that weighed significantly on net income.

Net income is up 99% at EUR 328.9 million as a consequence of the 20% growth of the operating income and of the above mentioned 2003 exceptional items.

[10] Comparisons are based on an estimated pro-forma 1st half 2003 – Euromaster + Viborg. Non audited figures.

Michelin's balance sheet continues to improve.

At EUR 766 million, cash flow generation is up 4% compared to 1st half 2003 and is at a high level of 9.8% of net sales. It has to be mentioned that 1st half year 2003 was characterized by a high level of provisions.

Note that cash flow generation is calculated after deduction of 1st half 2004 cash-out payments related to benefits, i.e. the EUR 98 million contribution to Michelin pension funds and the EUR 83 million cash-out related to the unfunded benefit obligations such as retirement and Medicare expenses.

In addition to the above, cash flow was channeled into:

- Net capital expenditures (EUR 386 million). This amount is consistent with the Group's intent to maintain a dynamic investment policy.
- Financial investments (EUR 65 million) mostly related to the acquisition of a 10% stake in Gajah Tunggal[11], the largest tire manufacturer in Indonesia, a 14.9% stake in Apollo Tyres and the setting up of Michelin Apollo Tyres JV in India.
- Seasonal inventory build up in the first half of the year in anticipation of the winter tire season and the 2nd half peak in demand for truck tires.

However, inventories, expressed as a percentage of net sales, are down significantly from 20.9% to 19.5%[12] compared to the 1st half 2003 in spite of the increase in raw materials costs.

Thus, following the Group's seasonal pattern of activity, the 1st half 2004 free cash flow is momentarily, a negative EUR -23 million. Compared to the 1st half of 2003, free cash flow nevertheless shows a EUR 172 million progress.

Compared to December 31, 2003, the gearing ratio (net financial debt / stockholders' equity) stabilized below 80%, well below the 89% recorded at June 30, 2003.

Segment information :

	Net sales			Operating income		Operating margin	
	1st half 2004			1st half 2004		H1 2004	H1 2003
	M Euros	% of total	2004/2003	M Euros	% of total		
Pass. Car / Light Truck	3,737.2	47.8%	+ 2.9%	389.6	56.0%	10.4%	9.3%
Truck	2,077.3	26.6%	+ 9.1%	290.2	41.8%	14.0%	13.1%
Other businesses	2,472.1	31.6%	+ 13.5%	15.0	2.2%	0.6%	-0.4%
Inter-segment eliminations	(465.6)				-	-	-
Group	7,821.0	100%	+ 6.4%	694.8	100%	8.9%	7.9%

Passenger Car / Light Truck

During the 1st half 2004, the Passenger Car / Light Truck business took advantage of buoyant replacement markets. Net sales are up 2.9% for the period sustained by a very positive price-mix effect. As a

[11] For details on the business co-operation agreement between Michelin and PT Gajah Tunggal, see the Guide to the 1st half 2004 consolidated accounts under the 'key events' section.

[12] Annualized rate, i.e. for the 1st half 2004, Inventories as a % of net sales = (inventories at June 30/ 1st half net sales) / 2

consequence, net sales are up 8.1% excluding currency fluctuations.

At 10.4%, the operating margin has reached its highest level ever. The rising cost of raw materials and the North American market competitive environment have been more than absorbed by the following positive factors:

- Price increases,
- Efficient cost containment,
- Further improvement of the product-mix with a robust progression of high performance and SUV tire sales and of the market-mix with stronger replacement sales,
- Market share gains of the Group's flag brands, particularly the Michelin brand in North America, Asia and Europe.

Truck

Net sales for the 1st half 2004 are up +9.1% compared with the same period of 2003. Higher sales volumes (+9.1% in tons[13]) and better unit prices translated into a +13% increase in this segment's net sales excluding exchange rate variations. As previously described, the volume growth is due to strong replacement markets and booming original equipment markets.

At 14%, operating margin is 0.9 percentage points above its 1st half 2003 level. This progress is the combined result of:

➢ on the positive side:
  - a 9.1% growth in sales volumes,
  - a high level of activity and consequently a high capacity utilisation rate of Michelin facilities,
  - strict cost control,
  - timely price increases in anticipation of raw materials increase passed in all tire markets,

➢ on the negative side:
  - an unfavorable mix of original equipment / replacement market sales,
  - poor order fill rate, in some sizes on the replacement market,
  - rising consumption costs of raw materials, particularly natural rubber and steel.

Other businesses

At +0.6%, the operating margin of the other businesses gains 1 percentage point at current scope compared to June 30, 2003. This economic performance is all the more noteworthy as the 2003 comparison base is unfavorable in terms of consolidation scope. Indeed, in the 1st half 2004 consolidated accounts, this reporting segment includes the former Viborg[14] distribution activities that weigh on Euromaster's profitability. At 2004 scope[15], the improvement of the operating margin of the other businesses is well above one percentage point. Progress is observed across all the businesses of this reporting segment.

In a context of supportive markets, the **specialty tire division** took full advantage of its new organization and its successful price increases. Despite the rise in raw material costs and the adverse parity effect, the operating income of the **Earthmover** division improved on the back of record tire sales, price increases and strict cost control. Growing sales volumes and an improved product-mix pushed the profitability of the **Agricultural tire** division up. Driven by good cost controls and the success of the new Pilot Power tire, the **Two Wheel** business posted strong growth of its profitability. The steel **Wheel** manufacturing activity has been able to more than offset the rising cost of steel with the positive effects of the restructuring measures launched in 2003.

ViaMichelin improved its profitability closer to break-even. The **Maps & Guides** business showed a good

[13] Tons of new and retreaded tires

[14] The acquisition of the tire distribution activities of Viborg was effective on March 31 , 2003. Viborg – which is now completly integrated into Euromaster – only appeared in the 4th quarter consolidated accounts of the financial year 2003 (Viborg consolidated from April 1st onwards)..

[15] Comparisons are based on an estimated pro-forma 1st half 2003 – Euromaster + Viborg. Non audited figures

performance despite a still difficult market.

Euromaster's recovery and restructuring program are on track. At 2004 scope[16], Euromaster cut its operating expenses by 5% and divided its operating losses by three. One has also to bear in mind that tire distribution profitability in Northern Europe and particularly in Germany, where the Viborg network was mostly concentrated, is limited in the 1st part of the year due to the seasonal pattern of the business. **TCI**'s operating margin is up but remains negative.

Outlook for the second half of the year

After an outstanding first half-year due to a series of exceptional market drivers, Michelin expects second half-year replacement markets to progressively return to their annual long-term +2% to +3% growth trend. Also, it expects raw material consumption costs to continue to rise to the tune of +6% to +7%[17] through the second half.

Against this operating background, Michelin confirms that it is poised to post a visible improvement in its operational performance for the full year 2004.

Robust growth of the 'sell-in' markets observed during the 1st half 2004 was partly fuelled by exceptional market drivers such as ELT legislation in France, additional working days in North America and price increase announcements. Moreover, in North America, the 1st half 2003 had been particularly weak for the Passenger Car / Light Truck replacement market, thus creating a favorable comparison basis. Consequently, on a full year basis, replacement tire markets should settle down to their annual long term +2% to +3% growth trend, well below 1st half year levels.

Taking into account the 4 to 6 month time lag between a variation in raw material procurement costs and its impact on Michelin's cost of sales, the sharp increase of procurement costs recorded in the 1st half 2004 (particularly natural rubber and steel) will push consumption costs up in the 2nd half by +6% to +7%. In North America especially, Michelin could face raw material costs growing faster than revenues in the 2nd half.

Against this operating background, Michelin intends to further strengthen its 'all-terrain' capabilities and expects a visible improvement in its operating margin for the full year 2004.

* * *

Compagnie Financière Michelin

At June 30, 2004, Compagnie Financière Michelin (CFM) 's net sales amounted to EUR 7,946.9 million, up 6.3% compared to the prior year. At constant exchange rates, net sales are up 10.2% in Euros. Operating income is EUR 657.3 million, which translates into a 8.3% operating margin. Because Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments apply to the latter as well.

* * *

[16] Comparisons are based on an estimated pro-forma 1st half 2003 – Euromaster + Viborg. Non audited figures
[17] Raw material consumption costs in euros per kg, 2nd half 2004 compared to the 1st half 2004

A more detailed report on the first half accounts is available upon written request to the Investors Relations Department, or on internet at the following address http://www.michelin.com/corporate, or by calling this Toll Free Number 0 800 000 222 (from France only).

A webcast of the earnings presentation (in French and in English) that will take place in Paris on July 30, 2004 10:30am Paris time will be available on Michelin's web site http://www.michelin.com/corporate from July 30 7:00pm. The institutional investors, who have subscribed to the RAW Communications network, will have access via this service to the English presentation. A conference call for the financial community (in English only) will take place on July 30 at 4:00pm (please find details on Michelin corporate website). A webcast of the conference call will also be available from August 2, 7:00pm.

* * *

Contacts

Investor relations

Eric Le Corre :
+ (33)1.45.66.10.04/ + (33)4.73.32.77.92

Laurent Cavard :
+(33)4.73.32.18.02/ + (33)1.45.66.16.15

Jacques-Philippe Hollaender :
+(33)4.73.32.18.02/ + (33)1.45.66.16.15

Individual shareholders relations

Jacques Thonier :
+ (33) 4.73.98.59.00

Press

Fabienne de Brébisson :
+ (33) 1.45.66.10.72/ + (33) 6.08.86.18.15

* * *

For more information, see the "Finance" pages on http://www.michelin.com/corporate

* * *

1. Change in net sales (1st half 2004 compared to 1st half 2003)

Net sales	1st half 2004 (in millions of Euros)	Δ 1st half 2004/2003 (in %)
Group	**7,821.0**	**+ 6.4%**
Passenger Car / Light Truck	3,737.2	+ 2.9 %
Truck	2,077.3	+ 9.1 %
Other businesses	2,472.1	+ 13.5%
Inter-segment eliminations	(465.6)	

2. Impact of the various effects on net sales

Variation of net sales compared to 2003	1st half 2004 / 1st half 2003	
	(In millions of Euros)	In % accrued
Total variation	**+ 472.8**	***+ 6.4%***
Of which parities	- 264.3	*- 3.6%*
Volumes	+ 428.3	*+ 6.1%*
Price/mix	+ 244.1	*+ 3.3%*
Scope	+ 64.6	*+ 0.8%*

3. Evolution of sales volumes (in %, 1st half 2004 / 1st half 2003)

	Total sales	Replacement	Original Equipment
Group (in tons[18])	***+ 7.1%***	***+ 7.8%***	***+ 5.5%***
Passenger Car / Light Truck (in units)[19]	**+ 3.5 %**	+ 7.1%	- 4.2%
Truck (in units)[20]	**+ 8.7%**	+ 5.7%	+ 15.5%
Other tire businesses [21](in tons)	**+ 9.7%**	+ 6.4%	+ 17.2%

[18] Evolution of Group sales volumes (in tons) of tire products. Distribution, maps and guides, steel wheels and suspension systems sales are not included.
[19] Number of new tires sold.
[20] Number of new tires sold. These data do not include retread.
[21] Other businesses : Earthmover, Agricultural, Two Wheels and Aircraft tire products

4. Evolution of sales volumes by segment (in %, 1st half 2004 / 1st half 2003)

Passenger Car / Light Truck (in units)	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	***+ 3.5%***	***+ 7.1%***	***N/A***	***- 4.2%***	***N/A***
Europe[22]		-	+ 6.1%	-	+ 3.3%
North America[23]		++	+ 5.3%	--	- 0.4%
Other geographical areas[24]	+ 4.8%	N/A	N/A	N/A	N/A

Truck (in units)	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	***+ 8.7%***	***+ 5.7%***	***N/A***	***+ 15.5%***	***N/A***
Europe[25]		=	+ 2.8%	=	+ 11.1%
North America[26]		++	+ 5.2%	--	+ 32.6%
Other geographical areas[27]	+ 6.3%	N/A	N/A	N/A	N/A

5. Operating income by function

(In millions of Euros)	1st half 2004	%	1er half 2003	%
Net Sales	**7,821.0**	**100%**	**7,348.2**	**100%**
Cost of goods sold	5,302.3	67.8%	5,142.3	70.0%
Gross Margin	***2,518.7***	***32.2 %***	***2,205.9***	**30.0%**
Selling, General and Administrative Expenses	1,823.9	23.3%	1,627.6	22.1%
Operating Income	***694.8***	***8.9%***	***578.3***	**7.9%**
Net Income	***328.9***	***4.2%***	***165.5***	*2.3%*

[22] Western and Eastern Europe (excl. Community of Independent Sates)
[23] USA, Canada and Mexico
[24] Asia, South America, Africa and Middle East
[25] Western Europe only for market figures
[26] USA, Canada and Mexico
[27] Asia, South America, Africa and Middle East

Statement of income for the 1st half 2004

In thousands of euros	**1st half 2004**	**1st half 2003**	**2003**
OPERATING REVENUE	***8,095,832***	***7,570,316***	***15,974,649***
Net sales	7,820,980	7,348,220	15,369,820
Reversals of allowances	53,631	6,531	28,208
Other operating revenues	221,221	215,565	576,621
OPERATING EXPENSES	***(7,401,011)***	***(6,992,019)***	***(14,831,577)***
Purchases used in production	2,618,909	2,324,806	5,372,669
Payroll costs	2,537,272	2,530,235	4,996,925
Other operating expenses	1,681,471	1,589,841	3,360,310
Taxes other than on income	113,928	120,801	244,355
Depreciation and amortization	401,017	408,288	818,526
Charges to allowances and provisions	48,414	18,048	38,792
OPERATING INCOME	***694,821***	***578,297***	***1,143,072***
NET INTEREST EXPENSE	(103,853)	(94,072)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	***590,968***	***484,225***	***918,185***
NET NON-RECURRING INCOME AND EXPENSE	(53,329)	(178,613)	18,679
INCOME TAXES	(194,329)	(120,096)	(261,435)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	343,310	185,516	675,429
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	776	(4,907)	(8,750)
AMORTIZATION OF GOODWILL	(15,146)	(15,106)	(337,817)
NET INCOME BEFORE MINORITY INTERESTS	***328,940***	***165,503***	***328,862***
Net income	318,853	157,526	317,532
Minority interests	10,087	7,977	11,330
Basic earnings per share (in euros)	2.22	1.11	2.23
Diluted earnings per share (in euros)	2.22	1.11	2.23

Balance Sheet at June 30, 2004

	June 30, 2004	Dec. 31, 2003	June 30, 2003
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	296,376	303,595	316,448
Intangible assets	162,849	163,184	138,745
Property, plant and equipment	5,694,336	5,663,491	5,547,530
Investments	472,682	412,348	649,135
Investments at equity	71,746	58,805	62,154
	6,697,989	**6,601,423**	**6,714,012**
CURRENT ASSETS			
Inventories	3,047,266	2,769,136	3,071,310
Trade receivables	3,196,461	2,984,501	3,074,381
Other receivables, prepaid expenses and accrued income	2,007,561	2,038,187	2,237,687
Cash equivalents	267,510	539,488	385,070
Cash	1,122,880	1,234,168	673,934
	9,641,678	**9,565,480**	**9,442,382**
TOTAL ASSETS	**16,339,667**	**16,166,903**	**16,156,394**

	June 30, 2004	Dec. 31, 2003	June 30, 2003
STOCKHOLDERS' EQUITY			
Common stock [(1)]	286,774	286,774	286,774
Paid-in capital in excess of par [(1)]	1,839,640	1,839,640	1,839,851
Retained earnings [(2)]	2,405,393	2,200,946	2,183,310
	4,531,807	**4,327,360**	**4,309,935**
MINORITY INTERESTS	82,784	81,703	103,137
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,614,591**	**4,409,063**	**4,413,072**
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,065,451	3,006,360	3,471,721
LIABILITIES			
Subordinated debt	500,000	500,000	0
Long and short-term debt	4,567,809	4,713,518	4,984,000
Trade payables	1,456,630	1,552,745	1,289,291
Other payables, deferred income and accrued expenses	2,135,186	1,985,217	1,998,310
	8,659,625	**8,751,480**	**8,271,601**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,339,667**	**16,166,903**	**16,156,394**
(1) Parent company			
(2) Including net income for the year	318,853	317,532	157,526

Consolidated statement of cash flows, at June 30, 2004

Michelin Group - in thousands of euros	1st half 2004	2003	1st half 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
- Net income before minority interests	**328,940**	**328,862**	**165,503**
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:			
- Depreciation and amortization	418,632	1,162,520	425,042
- Allowances, provisions and deferred taxes	15,714	(87,145)	145,728
- Net gains on disposals of assets	10,117	8,371	3,303
- Other	(7,266)	(5,240)	(1,204)
Cash flow	**766,137**	**1,407,368**	**738,372**
- Change in inventories	(261,076)	(43,059)	(309,697)
- Change in receivables	(192,725)	14,081	(37,670)
- Change in payables	(13,244)	44,420	(43,202)
- Other changes in working capital	201,049	119,342	177,612
Net change in working capital	**(265,996)**	**134,784**	**(212,957)**
Net cash provided by operating activities	**500,141**	**1,542,152**	**525,415**
CASH FLOWS FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	(435,793)	(1,117,798)	(401,265)
- Additions to investments	(100,067)	(305,199)	(348,633)
Total	**(535,860)**	**(1,422,997)**	**(749,898)**
- Proceeds from disposals of property, plant and equipment and intangible assets	49,416	100,586	29,810
- Proceeds from disposals of investments	35,322	76,333	51,385
Total	**84,738**	**176,919**	**81,195**
Net investment for the period	**(451,122)**	**(1,246,078)**	**(668,703)**
Impact of changes in Group structure	**(12,334)**	**14,884**	**34**
Net change in working capital	**(59,361)**	**(11,469)**	**(51,519)**
Net cash (used) by investing activities	**(522,817)**	**(1,242,663)**	**(720,188)**
CASH FLOWS FROM FINANCING ACTIVTIES			
Employee stock ownership plan	0	20,739	20,488
Expenses related to the stock-for-stock offer	0	(645)	0
- Dividends paid to parent company shareholders	(133,312)	(130,692)	(130,692)
- Other dividends paid	(47,870)	(49,669)	(46,079)
Total	**(181,182)**	**(160,267)**	**(156,283)**
Change in long and short-term debt	**(184,293)**	**513,936**	**293,253**
Net change in working capital	**(16,798)**	**(46,811)**	**(59,767)**
Net cash (used) provided by financing activities	**(382,273)**	**306,858**	**77,203**
Effect of exchange rate changes on cash and cash equivalents	21,683	(41,759)	(32,494)
Change in cash and cash equivalents	**(383,266)**	**564,588**	**(150,064)**
Cash and cash equivalents at beginning of period	**1,773,656**	**1,209,068**	**1,209,068**
Cash and cash equivalents at the period-end	**1,390,390**	**1,773,656**	**1,059,004**
Including - Cash	1,122,880	1,234,168	673,934
- Cash equivalents	267,510	539,488	385,070

Consolidated Earnings Guide

Contents

Contents


Consolidated
Results
First-half
2004
MICHELIN


First half 2004 key figures
Net sales:
EUR 7.82 billion (+6.4%)
Sales Volumes (in tons):
+7.1%
Truck: +8.2% (units)
Pass. Car / LT: +3.5% (units)
Operating income:
EUR 695 million (+20.1%)
Operating margin:
8.9% (+ 1pt)
Net income:
EUR 328.9 million (+99%)
MICHELIN

MICHELIN
A better way forward

2004 half-year in review...

- In a semester marked by...
  - Strong tire markets
  - Further increased raw material costs
  - Stabilizing currencies

...Michelin

✓ leveraged strong growth in global tire markets

✓ managed to offset unfavorable raw materials through
- price and mix improvements
- productivity gains
- internal cost containment



Michelin leveraged strong growth in global tire markets


Main tire replacement markets
back to their long-term growth trend
Passenger car & light truck replacement
Europe
North America
Truck replacement
Europe
North America
MICHELIN


Main tire original equipment markets
have a history of strong cyclicality
Passenger car & light truck Original equipment
Europe
North America
Truck Original equipment
Europe
North America
MICHELIN

Asian markets continued on their upward trend



- **China**
  Pass. Car/LT replacement ↗
  OE market slow down *(impact on car sales of Gvt curb on financing)*
- **Japan**
  Pass. Car/ LT markets →
  but OE exports ↘ (& US transplants ↗)
- **Other markets**
  Contrasted
- **Deliberate action by Chinese authorities to curb truck overloading**

Sales volumes are up 7.1% in tons

Passenger car & light truck tire
Group RT sales +7.1%, OE sales -4.2%

	Market H1 04	Michelin H1 04 (chge/ mkt chge)
RT Europe	+ 0.1%	-
RT North America	+ 5.3%	++
OE Europe	+ 3.3%	-
OE North America	+ 0.4%	--
RT Asia	↗	+
RT South America	↗	+

Truck tire
Group RT sales +3.3%; OE sales +15.5%

	Market H1 04	Michelin H1 04 (chge/ mkt chge)
RT Europe	+ 2.8%	=
RT North America	+ 5.2%	++
OE Europe	+ 11.1%	=
OE North America	+ 32.6%	--
RT Asia	↗	+
RT South America	↗	+

MICHELIN
A better way forward

H1 2004 marks further progress in quality growth strategy

- Market share and mix gains in North American replacement markets


Pass. Car/LT
Truck

- A more focused approach in OE: lower volumes, profitability up


Pass. Car/LT NA
Pass. Car/LT EUR
Truck NA
Truck EUR

- European PC/LT replacement mix improves further
  - Global European replacement sales in line with market
  - Michelin, BFGoodrich & Kleber brand European sales growth are all > Group European sales growth
  - Significant growth in Nordic countries & Eastern Europe
  - Group European high performance & SUV tire sales growth > Group Eur. Sales growth

MICHELIN



Michelin managed to offset unfavorable raw material environment

MICHELIN

MICHELIN A better way forward


Further hike in raw material costs
Global tire industry confronted with continuation of inflationary pressures
Negative impact on Michelin's H1 04 operating income :
about EUR 210 million
(at constant exchange rates)
Raw material procurement costs up
+ 13% in USD/kg
+ 3% in EUR/kg
EUR -185 m on Group H1 operating income, at constant exchange rates
Energy costs further up
Maritime freight costs up, especially in Asia
EUR -25 m on operating income, at constant exchange rates
MICHELIN


Michelin, like the whole tire industry, continues to be faced with external inflationary pressures
H1 04 impact on Op. margin
- 210 m euros,
at constant exchange rates
Raw material procurement costs up 3.3%
(in euros/kg - Group level, current exchange rates)
Nat. Rubber: +30% in Sing$*
Styrene: +43% in US$*
Butadiene: +6% in US$*
Steel: + 42% in US$*
Energy costs up
Electricity
Natural Gas
Other costs up as well...
*Price change H1 04/ H1 03
public commodity quotations
MICHELIN

MICHELIN
A better way forward

Price increases and further sales mix improvements contributed 2.7 pt to Op. margin

- **Price mix**
  H1 2004: + 2.7 pt
  H1 2003: +1.7 pt
  H1 2002: + 0.6 pt
  (impact on the change in operating income vs previous year)
- **Further gains from richer sales mix**
  Replacement sales growth outpaced OE sales
  Top of the range tire* sales growth > average sales growth
- **Successful price increases worldwide, in Replacement & OE,**
  Pass. Car/LT as well as Truck and other tires

*Top of the range tires = high performance & SUV tires

Further productivity gains, adding 1.7 pt to op. margin

- **Productivity is measured as the combined effect of sales volumes, finished products inventories and internal costs**
- **H1 04:**
  Volumes produced ↗
  Number of employees, excl. distribution & rubber plantations, ↘
  Strict cost control => non variable internal costs ↘
- **Productivity added 1.7 point to H1 04 Operating margin**

MICHELIN A better way forward


Foreign exchange variations were of a lesser magnitude in H1 04 than in 2003
US$/€
H1 2004: - 10%
H1 2003: - 19%
MXN/€ -15% BRR/€ -2%
THB/€ -4% CNY/€ -10%
Breakdown of Group net sales
Europe 54%
North America 33%
Rest of the World 13%
The Euro appreciated vs other currencies, especially the US dollar,
however, the pace of change stabilized somewhat in the 2nd quarter
MICHELIN


Summary of the factors impacting H1 2004 operating margin
Op. margin H1 2003 7.9%
Currencies -0,2%
Price-mix +2,7%
Raw materials, transport & energy -2,8%
Productivity* +1,7%
+1.4 pt
Op. margin excl. Scope 9.3%
Perimeter -0,4%
+1 pt
Op. margin H1 2004 8.9%
*productivity = combined effect of sales volumes, inventories and internal costs
MICHELIN

MICHELIN
A better way forward

Operating income by activity

H1 04 : all businesses post operating margin improvement


7.7%
8.9%
9.3%
10.4%
9%
11.1%
13.1%
14%
0.9%
-0.1%
-0.4%
0.6%
6.4%
7.3%
7.9%
8.9%
Pass. Car / Light Truck
Truck
Other businesses
Group
H1 2001
H1 2002
H1 2003
H1 2004

Crossing the 10% mark for the first time ever, Pass. Car LT operating margin demonstrates the validity of a successful mix strategy

⊕ Operating margin : 10.4%, up 1.1 pt
further product & brand mix improvements + price increases offset negative raw materials

☹ Raw materials above initial expectations
=> margin squeeze in N.A.

N.A. market competitive environment

H1	€M	% Group	Δ 04/03
Net sales	3,737.2	47.8%	+2.9%
Op. income	389.5	56.1%	+14.8%
Op. margin	10.4%		+1.1 pt

☺ Market share gains in N.A., Asia (China, Japan), Europe and OE for Michelin brand

Further product mix enrichment across all regions

☺ Strong Top of the Range sales

Successful price increases

Strict cost control

Truck operating margin further improved

☺ Operating margin : 14%, up 0.9 pt

☹ Raw materials
N.A. mkt competitive environment
Poor order fill rate
Transport industry faced with inflationary pressures (fuel prices, parts, personnel costs, interest cost,...)

H1	M€	% Group	Δ 04/03
Net sales	7,077.3	25.6%	+9.1%
Op. income	290.2	41.8%	+16.8%
Op. margin	14%		+0.9 pt

☺ Strict cost control

☺ Sales volumes: +9.1% in tons
Mkt share gains in N.A. & Brazil
Timely price increases in anticipation of raw materials increase

☺ Significant support from controlled distribution in Europe & N.A. in developing retread and " solutions " approach

MICHELIN

19 July 20, 2004 | 1st semester of 2004 consolidated results | 1H 2004 |

« Other businesses »: significant improvement of operating margin

☺ Operating margin: 0.6%, up 1 point at current scope
- *improving performance at specialty businesses*
- *positive impact of distribution restructuring*


Specialty businesses
Tire distribution

H1	M€	% Group	Δ 04/03
Net sales	2,472.1	31.6%	+13.5%
Op. income	15.0	2.2%	+25.5 M€
Op. margin	0.6%		+1pt

MICHELIN

20 July 20, 2004 | 1st semester of 2004 consolidated results | 1H 2004 |

MICHELIN A better way forward

Specialty businesses posted improved operating performance

- First benefits of rationalization and focused growth strategy applied to specialty businesses

- Record Earthmover tire sales, operating income improvement fuelled by price increases and strict cost control
- Significant recovery of Agricultural OE tire market, replacement mkts up, NA & Eur. Improved sales & op. income
- Substantial growth of profitability of Two wheel tires
  Good cost control
  New Pilot Power highly successful
- Although < breakeven, ViaMichelin sales & income ↗
- Raw materials actual & foreseeable increase, especially steel
- Strong markets growth => poor order fill rates
- Exchange rate variations impact on Earthmover


Specialty businesses

Well on track, tire distribution activities contributed to ' Other businesses ' Op. margin improvement



- **Euromaster's integration of Viborg is well on track**
  Net sales up 1.2% at 2004 scope
  Operating losses divided / 3 vs H1 03 at 2004 scope
  Restructuring program on track. Operating expenses down close to 5%, inventories down as well.
- **TCI**
  Net sales up, especially on the back of strong heavy truck and retreading market growth
  Op. margin improved vs H1 03


Distribution

Reminder

- The contribution of controlled tire distribution to Michelin's performance is far greater than its direct contribution alone
- **Upstream contribution**
  Additional sales + added market share
  = contribution to Pass. Car/ LT & Truck tire divisions profitability
- **Direct contribution**
  measured on a stand alone basis
  is reported in the 'Other businesses' segment reporting

TOTAL CONTRIBUTION TO GROUP PROFITABILITY
=
DIRECT + UPSTREAM



First Half 2004 Consolidated Income statement

Millions of €	H1 2004	%	H1 2003	%	Δ 04/03
Net Sales	**7,821**	**100**	**7,348**	**100**	**+6.4%**
Operating income	**695**	**8.9**	**578**	**7.9**	**+20%**
Interest income and expense	(104)	(1.3)	(94)	(1.3)	+10%
Operating income from ordinary activities	591	7.6	484	6.6	+22%
Net non-recurring income	(53)		(179)		
Income tax	(194)		(120)		
Net income	**328.9**	**4.2**	**166**	**2.3**	**+99%**

MICHELIN
A better way forward


Balance sheet items
June 30, 2004
Gearing stabilized at 80%,
well below June 30, 2003 level of 89%
Financial net debt (M€)
Stockholders' equity (M€)
EBITDA / net debt
4,413
3,925
47.2%
4,615
3,677
59.4%
4,409
3,440
57.2%
30/06/2003
30/06/2004
31/12/2003
MICHELIN


Dynamic investment policy
Operating cash flow:
EUR 766 m
Change vs H1 03 < Op. income variation because of lower provisions
Capex:
EUR 386 m (net)
Financial investments (net):
EUR 65 m
(Apollo Tyres - India,
Gajah Tunggal - Indonesia)
H1 is traditionally free cash flow consuming, given specific production cycle
June 30, 03
June 30, 04
+ 172 M €
-195
-23
MICHELIN

MICHELIN
A better way forward

H2 2004?



- ☹ After an exceptional first-half, tire markets will keep growing, but should revert to their average long-term +2%/+3% growth trend p.a.
- ☹ Raw materials will rise further: +6%/+7%, H2 04/H1 04 (consumption costs per kg, in EUR)
- ☺ Michelin will continue to
  - improve its mix
  - maintain a robust pricing policy
  - implement cost reductions

What is the outlook for the second half of 2004 ?

Tire markets?

Certain first-half factors will disappear

More difficult H2 03 comparison base, especially in N.A. Pass. Car/ LT tire replacement

After a first-half above historical trend, second-half should be back to long-term growth trend

1%- 2% globally (H2 04/ H2 03)(e)


Raw materials, especially natural rubber, will remain high in the second half...
2001
2002
2003
2004
Evolution of Group procurement costs and of consumption of raw materials per kg since Jan. 2000 (monthly average in US dollars, estimate for H2 04)
MICHELIN


Consequently, H2 2004 will suffer from a scissors effect:
Raw material consumption costs could outpace prices, especially in North America
2004 Revenue
Raw materials 04 (consumption)
MICHELIN

North American tire market (very competitive & the least profitable in the industry) is particularly impacted by the scissors effect


Top 5 N.A. tire players average 2003 global tire op. margin
Top 3 N.A. tire players average 2003 N.A. tire op. margin (E)

> 0: Michelin N.A., Cooper Tire

< 0: Goodyear NA Tire, Bridgestone Tire NA, Continental General Tire

A very competitive tire mkt:
- numerous players (Americans, Europeans, Asian imports)
- 40% of PC/LT tire mkt: commodity approach (private brands)

The least profitable tire mkt:
- raw materials up 14% (H1 04) after a 21% hike in 03 (USD)
- other costs ↗ (personnel, healthcare, energy...)
- market conditions have deteriorated significantly
- competitor behaviour...

Michelin is one of the most profitable players in North America

but given current and foreseeable market conditions,
further price increases are justifiable

What will 2004 be like?

Michelin will further improve its « all terrain » capabilities

and post visible improvement in FY performance, including operating margin



MICHELIN A better way forward

Comments on the consolidated financial statements

Consolidated Statement of Income (in EUR thousand)

In € thousands	1st half 2004	1st half 2003	2003
OPERATING REVENUE	***8,095,832***	***7,570,316***	***15,974,649***
Net sales	7,820,980	7,348,220	15,369,820
Reversals of allowances	53,631	6,531	28,208
Other operating revenues	221,221	215,565	576,621
OPERATING EXPENSES	***(7,401,011)***	***(6,992,019)***	***(14,831,577)***
Purchases used in production	2,618,909	2,324,806	5,372,669
Payroll costs	2,537,272	2,530,235	4,996,925
Other operating expenses	1,681,471	1,589,841	3,360,310
Tax other than on income	113,928	120,801	244,355
Depreciation and amortization	401,017	408,288	818,526
Charges to allowances and provisions	48,414	18,048	38,792
OPERATING INCOME	***694,821***	***578,297***	***1,143,072***
NET INTEREST EXPENSE	(103,853)	(94,072)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	***590,968***	***484,225***	***918,185***
NET NON-RECURRING INCOME AND EXPENSE	(53,329)	(178,613)	18,679
INCOME TAX	(194,329)	(120,096)	(261,435)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	343,310	185,516	675,429
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	776	(4,907)	(8,750)
AMORTIZATION OF GOODWILL	(15,146)	(15,106)	(337,817)
NET INCOME BEFORE MINORITY INTERESTS	***328,940***	***165,503***	***328,862***
Net income	318,853	157,526	317,532
Minority interests	10,087	7,977	11,330
Basic earnings per share (in euros)	2.22	1.11	2.23
Diluted earnings per share (in euros)	2.22	1.11	2.23

Markets evolution and Net sales

In €million	H1 2004	H1 2003	% Variation
Consolidated net sales	7,821	7,348	6.4%
Excluding exchange rates		7,084	10.4%

Consolidated Net sales for the 6 months period totaled €7,821 million, up 6.4% compared to the previous year. At constant exchange rates, net sales are up 10.4%.

Analysis of impact on sales

A STRONG IMPACT OF PRICE MIX (3.3%) AND VOLUME (6.1%) & A STILL NEGATIVE (-3.6%) IMPACT OF EXCHANGE RATES

Excluding currency effects, Michelin's net sales were up 10.4% in the first 6 months of 2004.


+1,4%
+6,4%
-6,0%
-1,1%
-10,0%
-3,6%
+1,5%
+2,4%
+6,1%
+0,6%
+2,0%
+3,3%
+0,5%
+0,0%
+0,8%
1er sem. 2002
1er sem. 2003
1er sem. 2004
Total
Currencies
Volumes
Prices/Mix
Scope

"Sell in" : tire sales to professionnals and distribution.

"Sell out" : tire sales to end consumers.

This can be explained by:

- A 3.6% **negative** impact linked **to exchange rate variations**. As it had already been noted over the last months of 2003, this impact arises mainly from the 10% fall in the value of the US$, although other currencies somewhat stabilized compared to the first half 2003.
- A 6.1% **positive** impact linked to an increase in sales **volumes**. This trend is the result of both strong replacement markets fuelled either by strong 'sell-out' demand or by dealers anticipating price increases and robust original equipment demand on the truck tire side.

  This result is due to better tire markets than expected as these were **inflated by non-recurring factors**.
- A 3.3% positive **price/mix**, at constant exchange rates.

This progress can be explained by the price increases passed in 2003 and 2004 and by Replacement sales growing faster than Original Equipment sales as well as continuous improvement of the overall mix:

- with a more favorable brand mix

- and a more favorable product mix (market share gains in SUV and high performance segments).

- **A limited impact from the scope of activity (+0.8%)** which is the combination of 2 opposite effects.
- A positive effect resulting from the acquisition of the tire distribution activities of Viborg which was effective on March 31st , 2003. Viborg - which is now completely integrated into Euromaster - only appeared in the 4th quarter consolidated accounts of financial year 2003 (Viborg consolidated from April 1st onwards).
- Conversely, a negative effect due to a change of consolidation methodology in order to prepare the switch to International Financial Reporting Standards (IFRS). Jointly controlled operations in Eurofit* (fitted assemblies) are now accounted for using the equity method, in accordance with future IFRS standards.

* Eurofit is jointly controlled, owned and operated by Michelin and Continental AG.

Quarter-on-quarter changes

Changes in net sales (in millions of euros) compared with 2003

	Δ H1 2004/ H1 2003 (in €m)	Δ H1 2004/ H1 2003 (in %)	Δ Q1 2004/ Q1 2003 (in €m)	Δ Q1 2004/ Q1 2003 (in %)	Δ Q2 2004/ Q2 2003 (in €m)	Δ Q2 2004/ Q2 2003 (in %)
Total change	+472.8	6.4%	+144.3	+3.9%	+328.5	8.9%
Exchange rates	-264.3	-3.6%	-186.4	-5.1%	-77.9	-2.1%
Sales volumes	+428.3	6.1%	+215.7	+6.3%	+212.6	+5.9%
Price/Mix	+244.1	3.3%	+94.0	+2.6%	+150.1	+4.0%
Scope	+64.6	0.8%	+21.0	+0.6%	+43.6	+1.0%

Changes in sales by business segment

	H1 2004 (in €m)	Δ H1 2004 / H1 2003 (in %)	Q1 2004 (in €m)	Δ Q1 2004 / Q1 2003 (in %)	Q2 2004 (in €m)	Δ Q2 2004 / Q2 2003 (in %)
Group	7,821.0	*+6.4%*	3,799.0	*+3.9%*	4,022.0	*+8.9%*
Passenger Car / Light Truck	3,737.2	*+2.9%*	1,842.3	*+0.6%*	1,894.9	*+5.2%*
Truck	2,077.3	*+9.1%*	995.5	*+9.0%*	1,081.8	*+9.3%*
Other Businesses	2,472.1	*+13.5%*	1,187.6	*+9.1%*	1,284.5	*+18.0%*
Inter-segment eliminations	-465.6	*+27.3%*	-226.4	*+26.1%*	-239.2	*+28.6%*

Group (in tons)	Total	Replacement	Original Equipment
Total	7.10%	7.80%	5.50%
Passenger car (in units)	3.50%	7.10%	(4.20%)
Truck (in units)	8.70%	5.70%	15.50%
Other tire businesses (in tons)	9.70%	6.40%	17.20%

Inter-segment eliminations, which are shown separately, essentially represent sales by the Passenger Car / Light Truck and Truck businesses to the Group distribution network.

By business segments, tire markets and Michelin's sales volumes show the following trends:

Net sales by region and business segment

Passenger Car / Light Truck



Net sales of the Passenger Car/Light Truck activity are up 2.9% over the first half. The Passenger Car/Light Truck activity benefited from a supportive pricing environment, the continuing improvement of the product-mix as well as from higher sales volumes.



In replacement,

In **Europe**, **the replacement market** is up 6.1% in the first six months of the year. After an exceptional 1st quarter partly driven by specific price increases passed in France by most tire manufacturers on March 1st to cover End-of-Life Tires disposal costs, demand remained robust and continued to grow in the 2nd quarter (+6.9%). Also worth mentioning is the continuing market growth experienced in Eastern & Central Europe (accounting for 10% of the total European market).



BFGoodrich G-Force Profiler

The Group's category and product mixes further improved with a strong progression of VZ and 4x4 sales. Supported by an improved order fill rate, Michelin flag brands (Michelin, BFGoodrich and Kleber) significantly outperformed the market.



In **North America**, the market is up 5.3%. This, however, should be viewed in light of a difficult 1st half 2003, marked by low consumer confidence, fuel price increases and a lagging SUV tire replacement market. By tire segment, market dynamics enjoy the continued growth of the performance segment (+17%) and the rebound of the SUV segment (+18%) that has now more than absorbed the consequences of the Firestone recalls. The price increases announced throughout the half-year by various tire makers, including Michelin, also fuelled the growth of the 'sell-in' market.



The Group gained market share compared to the first half of 2003 despite some capacity shortages in the SUV segment. Its brand mix improved significantly through a strong growth of flag brand sales volumes (Michelin, BFGoodrich and Uniroyal). Price increases, passed in February (up to 5%) and July (average 3.5%) are sticking. This is also the case in Europe.

In **Asia**, Michelin is growing its sales volume substantially and improves its product/mix in line with its selective growth strategy. In China, demand remains robust, especially for Michelin-branded products. Group sales volumes continue to enjoy double-digit growth.

In **South America** and the **Middle-East / Africa** sales are up in growing markets.



In original equipment,

In **Original Equipment**, in **Europe**, the **Passenger Car / Light Truck** market is up 3.3% in the 1st half. Group sales volumes slightly underperformed the market.

In **North America**, the market is slightly down. Capacity constraints in some segments which led to focusing production capacity on priority segments and markets put a break on sales growth.

Sales performance compared to the market

Passenger Car/LT (in units) Accrued S1 2004	Total	Replacement	Replacement Market	Original Equipment
Total	3.50%	7.10%	N/A	-4.20%
Europe	N/A	-	6.10%	-
North America	N/A	+ +	5.30%	–
Other Regions	4.80%			

Truck

(1) New tires + retread

Net sales for the 1st half 2004 are up 9.1% compared with the same period of 2003. Higher sales volumes (+9.1% in tons[1]) and better unit prices translated into a 13% increase in this segment's net sales excluding exchange rate variations.The volume growth is due to strong replacement markets and booming original equipment markets.

In replacement,

In **Truck**, the **replacement market** (new tires) is up 2.8% year-on-year in Western **Europe**. The market growth is mostly driven by 'sell-in' sales while the 'sell-out" underlying demand remains more subdued. Dealers built up inventories ahead of price increases announced by various tire makers, including Michelin. Michelin passed price increases during the 1st quarter in France (ELT disposal legislation) and during the 2nd quarter across the whole of Europe (average 3.5% to 4.5%). Group new tire sales posted strong growth throughout the half-year, in line with the market.

In **Replacement**, in **North America**, the Group enjoyed a strong first half 2004 in a buoyant market. Michelin continued to gain market share in the retread market and plans to add some 10 new workshops to its existing North American Michelin Retread Technologies (MRT) franchise network. MRT also announced the expansion of its Covington, Ga. manufacturing facility as part of its plan to satisfy growing demand in Michelin retreads and in a bid to continue to grow significantly its North American market share. The price increases passed on February 1st (new tires as well as retreads) are sticking and an additional price increase will come into force on August 1st.

In South America, demand is robust. The original equipment truck market reached an historical high. Michelin's sales volumes are up while price increases were passed across the various countries of the zone.

In **Asia**, Michelin's growth was partly hampered by measures introduced by the Chinese government to curb an economic overheating and truck overloading. As a result, a decline in road traffic has been recorded, affecting sales of replacement tires.

In the **Middle-East/Africa** region, sales are up in Algeria and the Middle-East while Africa remains plagued with economic and social issues.

In original equipment,

In **Truck original equipment**, in **Europe**, sales are up in robust markets. The trailer segment posted a recovery after a depressed year 2003 while the 8% growth observed in the power unit segment is partly fuelled by exports towards Eastern Europe, Middle East / Africa and Asia.

In North America, the truck original equipment market posted 33% growth versus

the 1st first half 2003. This strong demand is chiefly due to a need for renewal of power units and trailers after the collapse of the market in the second half of 2000 and the dull market that ensued for 3 years. Also, introduction of new legislation concerning driver working time leads truck operators to increase the number of trailers to offset the cost of loading and unloading time with is paid at the same rate as driving time. Finally, freight companies take advantage of the current low financing costs.



Michelin's original equipment market share is deliberately down compared to the first half of 2003. Note that Michelin sales of X-One Tires have grown significantly during the period.



(1) Michelin X One is an extra-large tire that is designed to replace twin mounted tires on both power and trailer axles. This tire was successfully introduced in original equipment as well as in replacement in North America in 2001. It is now also being introduced in Europe through Original equipment.

Sales performance compared to the market

Truck (in units) Accrued S1 2004	Total	Replacement	Replacement Market	Original Equipment
Total	8.70%	5.70%	N/A	15.50%
Europe	N/A	=	2.80%	=
North America	N/A	+ +	5.20%	–
Other Regions	6.30%			

Other businesses

At 2.5 billion euros, other businesses' net sales are up 13.5% compared to the first half 2003. Note that the depreciation of the US dollar by more than 10% versus the euro is affecting the dollar denominated net sales of this segment : Earthmover sales, Aircraft and TCI sales.

This growth rate must however be assessed in light of a change of scope, i.e. the consolidation of Viborg's sales which resulted in an increase of H104 net sales.

Other Tire activities

Earthmover

In the **Earthmover tire segment**, the recovery visible at the end of 2003, both in the Original Equipment and in the Replacement segments, was confirmed. On the back of firm raw material prices, a buoyant mining sector attracting investment by the sector's key players, clearly boosted the earthmover tire market.

Against this background, first half 2004 sales increased significantly in spite of the dollar's weakness versus the euro.

MICHELIN A better way forward



Agricultural

Driven by the positive evolution of the agricultural business in North America, the agricultural tire Original Equipment and Replacement markets are well oriented. In Europe, OE demand is also up. However the Western European Replacement market remained flat during the period and the farming industry continued to suffer in Eastern Europe.

Pilot Power



Two Wheel

Michelin's traditional European and North American markets are up, with sales boosted by the commercial success of the new high performance Pilot Power tire.

Wheels



Michelin manufactures steel wheels for both new cars and new trucks.

The Original Equipment Passenger car market is down compared to the same period of 2003; Group sales are down slightly. On the other hand, the Original Equipment Truck segment is dynamic and consequently sales are up.

Tire distribution networks

TCI

Excluding the effects of currency fluctuations, TCI Net Sales are up over H1 2004 compared to H1 2003. It is worth noting however that, in the US, the distribution activity is usually stronger from June to October than in the first half

Euromaster

At 2004 scope. Euromaster increased its net sales by 1.2% and was able to achieve gross margin growth by focusing on its most profitable business segments, exiting the least profitable ones as part of the execution of its recovery plan.



Travel Publications and ViaMichelin



Travel publications

In a still lack-luster environment slowly recovering from the aftermath of 9/11 but significantly impacted by the March 11 Madrid bombing and slow European economic recovery, the travel publication segment managed to maintain its level of activity. North American activity benefited from a pick-up in European travel by Americans while a constant flow of new products helped the Western European business achieve sales growth compared to H103.



ViaMichelin's activities continued to grow substantially.

Further to last year's acquisition, the new PDA mapping and navigation products benefited from pan-European sales operations, both with PalmOne and Hewlett Packard, boosting ViaMichelin's turnover.



In the area of onboard navigation products, ViaMichelin launched a range of CD-Roms for Blaupunkt devices, that are sold on line and through car dealers.

B2B sales are up. Income from the public website is sharply up, both on the back of advertising sales and ViaMichelin product sales.

Finally, in the area of cell phone-based services, ViaMichelin is now available in Italy, from Wind. In all, ViaMichelin cell-phone-based services are now distributed in 6 countries by 9 operators.

Main currency changes

Over the first half of 2004, the euro continued to strengthen against the Group's main billing currencies except against GBP.

The most significant currency changes that hit the Group concerned the US dollar, which fell 10% against the euro.

THE US DOLLAR LOST 10% AGAINST THE EURO

Cuurency / euro	Average exchange rate 1st half 2004	Average exchange rate 1st half 2003	Change (currency / euro)
USD/ EURO	0.81427	0.90466	-10.0%
CAD/ EURO	0.60884	0.62324	-2.3%
MXN/ EURO	0.07280	0.08520	-14.6%
BRR/ EURO	0.27445	0.28006	-2.0%
GBP/ EURO	1.48411	1.45820	+1.8%
JPY/ EURO	0.00751	0.00763	-1.6%
THB/ EURO	0.02050	0.02128	-3.7%

Cuurency / euro	Exchange rate end of period 1st half 2004	Exchange rate end of period 1st half 2003	Change (currency / euro)
USD/ EURO	0.82662	0.87340	(5.4%)
CAD/ EURO	0.61429	0.64780	(5.2%)
MXN/ EURO	0.07177	0.08384	(14.4%)
BRR/ EURO	0.26584	0.30347	(12.4%)
GBP/ EURO	1.49283	1.44347	+3.4%
JPY/ EURO	0.00761	0.00729	+4.4%
THB/ EURO	0.02018	0.02075	(2.7%)

Sales by geographical area

By geographical area

Europe : Western and Eastern Europe
North America: United States, Canada and Mexico
Other: Asia, South and Central America, Africa and the Middle East

	H1 2004 (in €m)	Δ H1 2004 / H1 2003 (in %)	Q1 2004 (in €m)	Δ Q1 2004 / Q1 2003 (in %)	Q2 2004 (in €m)	Δ Q2 2004 / Q2 2003 (in %)
Group	7,821.0	+6.4%	3,799.0	+3.9%	4,022.0	+8.9%
Europe[1]	4,225.7	+9.4%	2,108.7	+6.9%	2,117.0	+11.9%
North America[2]	2,548.4	+1.3%	1,182.3	(2.8%)	1,366.1	+5.1%
Rest of the world	1,046.9	+8.1%	508.0		538.9	+7.4%

	H1 2004 (in €m)	% of total	H1 2003 (in €m)	% of total
Group	7,821.0	+100.0%	7,348.2	+100.0%
Europe[1]	4,225.7	+54.0%	3,863.7	+52.6%
North America[2]	2,548.4	+32.6%	2,516.0	+34.2%
Rest of the world[3]	1,046.9	+13.4%	968.5	+13.2%

North America represented only 32.6% compared to 34.2% in H1 03 following the US$ depreciation versus the Euro.

Breakdown of sales at June 30, 2004


Rest of the world 13%
Europe 54%
North America 33%

Breakdown of sales at June 30, 2003


Rest of the world 13%
Europe 53%
North America 34%

MICHELIN A better way forward

Payroll costs and number of employees

	1st half 2004	1st half 2003	Variation in %
Payroll costs (in € million)	2,537	2,530	0.3%
Excluding currency impact	2,537	2,452	3.5%
Average number of employees in fully consolidated companies	126,525	125,236	1.0%

The average number of people has increased from 125,236 to 126,525 due to the acquisition of Viborg (2,400 people approximately) whilst, at constant scope, it is worth noting a further reduction in the total number of jobs.

The number of people at the end of December 2003 was 127,210

Payroll costs are 2,537 million euros compared to 2,530 million euros at first half 2003, or a 0.3% increase.

As a percentage of sales payroll costs decreased to 32.4% of Net Sales (compared to 34.4% in the first half of 2003 at constant exchange rates).

Excluding currency impact & the impact of changes in the scope of consolidation, payroll costs as a percentage of sales drop from 34.7% to 32.2% (non audited figures).


Payroll costs as % of sales
35,0%
34,5%
34,0%
33,5%
33,0%
32,5%
32,0%
31,5%
31,0%
34,4%
32,5%
32,4%
1st half 2003
End of december 2003
1st half 2004

MICHELIN A better way forward

Operating expenses

Purchases used in production

This item primarily includes energy and raw material purchases, as well as changes in inventories.

At 2,619 million euros, this represents an increase in absolute terms of € 294 million euros compared with the first 6 months of 2003.

At constant exchange rates, and without the impact of changes in the scope of consolidation, the increase represents € 397 million.

As a percentage of sales, purchases used in production represent 33.5% compared to 31.6% for the first half 2003.

- the depreciation of the dollar versus the euro did not offset a further hike in raw material costs.

- Energy costs and maritime freight costs are further up as well.

Raw materials

CONTINUED INCREASE IN RAW MATERIAL COSTS : +10.2% vs 1st half 2003 EXCLUDING CURRENCY IMPACT

The price of natural rubber has posted a 30.2% increase in Sing$ (H1 04/ H1 03) The price of monomers –styrene and butadiene- posted increases of 31.4% and 6.3% respectively from one half-year to the other and of 23% and 10% since the beginning of 2004. Steel prices increased by 15.6% in US$.

Group overall procurement costs of raw materials increased 3.3% in euros. Michelin North American operations, for their part, recorded raw material procurement costs up 13.3% in US dollars.

It is worth remembering that there is a 4 to 6 months lag between procurement of raw materials and their actual consumption and their inclusion in the cost of goods sold in the company's profit and loss.

Although they have been posting an upward trend for the past two years, it is likely that raw material prices, especially natural rubber prices, will remain high for the foreseeable future.

Several factors explain this structural trend:

• The evolution of the car fleet worldwide

In 1980, the car fleet was limited to 50m cars

In 2003, the car fleet already reached 800m cars

1.6bn cars are forecasted by 2020

This substantial increase is likely to create strong pressure on raw materials related to the production of cars and their suppliers.

• Current emerging markets growth creates pressure on world raw material demand.

• As an example, China today accounts for 8% of world oil consumption, up 14% on 2003, 19% of the world natural rubber consumption, 19% of synthetic rubber, etc.

Concerning oil derivatives, there are few and low profitable players and there is a lack of capacity for some oil derivatives due to a lack of crackers worldwide, especially in emerging markets. Since Monomers such as Styrene & butadiene are much more sensitive to supply & demand than to crude oil prices, the unbalance in supply and demand seems unlikely to correct soon. eg: the butadiene market price has been stable in the recent past before starting to rise in the 2nd quarter.

As far as steel is concerned markets are regional ones and the industry is fairly concentrated. In Europe, for instance, there are two large main players with a limited production capacity. As a consequence, steel prices may remain structurally high in Europe for the foreseeable future.

Breakdown of raw materials consumed by Michelin in finished tire production (as of June 30, 2004)


Natural rubber
24%
Synthetic rubber
22%
Carbon blacks
26%
Chemicals
11%
Textile and steel cords
18%

Comparative evolution of oil, monomer and natural rubber prices (base 100 = Jan. 2002)


Brent US$/BL
Butadiene UScents / LB
Styrene UScents / LB
Natural Rubber RSS 3 Sing$/kg
240
220
200
180
160
140
120
100
80
60
jan-02 fev-02 mars-02 avr-02 mai-02 juin-02 juil-02 aoû-02 sep-02 oct-02 nov-02 dec-02 jan-03 fev-03 mars-03 avr-03 mai-03 juin-03 juil-03 aoû-03 sep-03 oct-03 nov-03 dec-03 jan-04 fev-04 mars-04 avr-04 mai-04 juin-04 juil-04


PROCUREMENT
CONSUMPTION
In Euros/Kg
Forecasts
2003
Purchase prices Average 03/02
+ 21%
Consumption Average 03/02
+ 20.9%
2004
Purchase prices Average 04/03
+ 14.7% (e)
Average 04/00
+ 38.3% (e)
Consumption Average 04/03
+ 15.4% (e)
Average 04/00
+ 30.9% (e)

All the above mentioned factors led Michelin to believe that raw material prices should structurally remain at high levels in the coming years.

Change in inventories

In € million	1st half 2004	1st half 2003	Change (06.30 / 06.30) 1st half 2004	1st half 2003	including increase/decrease in average price of inventories 1st half 2004	1st half 2003	including change in exchange rates 1st half 2004	1st half 2003
Net inventories	3,047	3,071	(24)	+16	(70)	+227	+46	(211)
including net finished product inventories	*2,057*	*2,122*	*(65)*		*(46)*		*+28*	

The seasonal nature of the tire business leads to a build up of finished products inventories in the first half of the year mainly in anticipation of the winter tire season and the 2nd half peak in demand for truck tires before destocking in the second half.

In this respect, the first half of 2004 is typical, as inventories post a € 278 million increase (€322 million excluding exchange rate effects) versus end 2003.

Compared to the first half 2003, which is a better comparison due to the business cycle, inventories post a -€24 million decrease (-€70 million excluding exchange rate effects).

The year-on-year reduction from 20.9% (21.2% at constant exchange rates) to 19.5% of Group net inventories as a percentage of sales at June 30, 2004, is the outcome of a combination of strong demand and better stock management.

This year-on-year decrease mechanically pushed operating margin down in the first half 2004, and will disappear in the course of the second half 2004.

Aggregate change in finished product inventories (in tons)



1999
2000
2001
2002
2003
2004
J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N J M M

Other operating expenses

(in € million)	1st half 2004	1st half 2003	Variation
Other operating expenses	1,681	1,590	+5.8%
Excluding currency effects	*+9.3%*		

OTHER OPERATING EXPENSES

Outside service providers, rentals, maintenance and repair, insurance premiums, training expenses, expenses for advertising and communications, transportation of goods, travel expenses, bad debts write-offs and various general administration expenses.

Other operating expenses are up 5.8%, at € 1 681 million. As a percentage of sales they are down -0.1 points to 21.5% from 21.6% the previous year (21.7% excluding exchange rate effects).

Although other operating expenses are currently stabilizing, two important factors need to be taken into account:

- The European end-of-life tire management regulation entered into force in France at the start of 2004. The recycling costs are borne by Aliapur, a dedicated structure jointly controlled by the 7 tire manufacturers operating in France. Aliapur then bills these costs to the tire producers. Consequently, Michelin bears an additional €20 million extra expense when compared to H12003. These additional costs incurred by the Group are covered by the March 1 st tariff increase in France (which is reflected in the Group's net sales).
- The consolidation of Viborg, a distribution company, translates into additional operating expenses.

Recycling end-of-life tires

Rate of end-of-life tire recycling

(as a percentage of total volume)


Europe*
United States
100
80
60
40
20
0
35
21
19
12
13
27
27
24
12
11
13
31
24
8
25
11
34
25
6
24
01
02
01
03

▩ Dumped and unreported
☐ Energy recovery
☐ Material recovery
☐ Exportation - Reuse
▩ Retreading in the zone

* Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Italy, the Netherlands, Poland, Portugal, Spain, Sweden, Switzerland, United Kingdom.

End-of-life tire management systems and frameworks at the end of 2003 worldwide

In Europe, Michelin facilitates the BLIC workgroup on end-of-life tires. Within BLIC in 2003, we have pursued our efforts to implement in each European country:
- a workgroup of manufacturers,
- an operational framework for end-of-life tire management,
- upstream financing, authorized by the Government.

At year end, Europe had six countries with operational framework for end-of-life tire management. Michelin is a founding member for each of these frameworks.

In Europe :

☐ Unregulated market
☐ Existing system of producer responsibility (collective processing with upstream financing system)
☐ Beginning of producer responsibility system in 2004
▩ Liberal system
▩ Parafiscal tax
☐ Producer responsibility with parafiscal tax
▩ Producer responsibility being planned
Operational framework for end-of-life tire management



In the rest of the world:
Brazil, Nigeria, South Africa: producer responsibility
United States: environmental fee in 32 states, liberal system in 12 states
Japan and Australia: liberal system
China and Turkey: regulations being prepared
Others: no regulations

MICHELIN A better way forward

Depreciation and amortization

(in € million)	1st half 2004	1st half 2003	Variation
Depreciation and amortization	401	408	(1.8%)
Excluding currency effects	*+1.6%*		

Excluding the effect of exchange rates, this item is up 1.6% compared to the first half of 2003.

As a % of sales, depreciation and amortization represent 5.1% versus 5.6% for the first half of 2003.

Capital expenditure represents 6.5% of net sales.

Operating income

	1st half 2004			1st half 2003	
	€ million	% of sales	2004/ 2003	€ million	% of sales
Operating income	694.8	8.9%	20.1%	578.3	7.9%

In a first half of contrasts, marked by growing tire markets but also by a continuing rise in raw material costs, Michelin improves its operating margin by one percentage point from 7.9% to 8.9%. In the current scope, operating income amounted to €694.8 million, up 20.1% compared to the first half 2003. At constant exchange rates, the operating income is up 24.5%

Operating income is up since Michelin achieved a better valorization of its products and kept its internal costs under strict control.

This one percentage point operating margin gain was due to a combination of factors:

- **Surge in sales volumes** compared to 2003.

This surge was particularly strong in the original equipment market of industrial products (truck, earthmoving, agricultural) and in the Passenger Car /Light Truck replacement markets. This high level of activity had a positive effect in terms of absorption of fixed costs.

- **Markedly negative impact of raw material consumption costs.**

Indeed, in the first half, the Group has suffered from the further hike in raw material consumption costs. This is due to the classical time lag of about 4 to 6 months, between the purchase of the raw materials (the cost of which rose during the second half-year 2003) and their actual consumption in the production process. The extra raw material energy and freight cost impact on operating profit is an estimated €210 M versus the first half of 2003. In addition to raw materials, it is worth mentioning that the tire industry continues to be faced with external inflationary pressures such as energy and transportation costs.

- **Continuing and tangible improvement in average unit price and in the mix.**

This improvement in the price / mix was supported by successful price increases intro-

duced in all tire markets and regions and by regular sales mix improvements, especially in Passenger Car / Light Truck.

- **Further productivity gains.**

Productivity gains, strict cost controls and the positive effects of restructuring measures taken in recent years limited the impact of the surge in external costs.

Factors contributing to changes in operating margin


H1 2003 Margin
7,9%
Currencies
-0,2%
Price mix
2,7%
Raw materials, transport and energy
-2,8%
Productivity
1,7%
1,4 pt
1 pt
Op. margin excl. Scope
9,3%
Perimeter
-0,4%
H1 2004 Margin
8,9%

Operating income by business segment

Michelin has three reporting segments, corresponding to product lines and reflecting the internal management structure:

• Tires for **Passenger Cars and Light Trucks**

This business segment develops, produces and sells tires for passenger cars and light trucks as well as for competition vehicles across the globe.

• **Truck tires**

The Truck tire segment develops, produces and sells on a worldwide scale tires for trucks weighing over 6 tons.

• **Other businesses**

This segment brings together the remainder of the Group's businesses.

Specialty tires, Euromaster & TCI distribution networks, wheel manufacturing, maps & guides, ViaMichelin.

	Operating income					Operating margin (% of sales)	
	1st half 2004		1st half 2003		H1 2004 / H1 2003	1st half 2004	1st half 2003
	€ million	% of total	€ million	% of total			
Passenger Car / Light Truck	390	56.1%	339		+14.8%	10.4%	9.3%
Truck	290	41.8%	248	43.0%	+16.8%	14.0%	13.1%
Other Businesses	15	2.2%	(10)	(1.7%)	(257.5%)	0.6%	(0.4%)
Group Total	695	100.0%	578	100.0%	+20.1%	8.9%	7.9%

Analysis of Operating Income in the Passenger Car / Light Truck Segment

At 10.4%, the operating margin has reached its highest level ever. The rising cost of raw materials and the North American market competitive environment have been more than absorbed by the following positive factors:

- Price increases
- Efficient cost containment
- Further improvement of the product-mix with a robust progression of high performance and SUV tire sales and of the market-mix with stronger replacement sales
- Market share gains of the Group's flag brands, particularly the Michelin brand in North America, Asia and Europe.

Analysis of Operating Income in the Truck Segment

At 14.0%, operating margin is 0.9 percentage point above its 1st half 2003 level. This progress is the combined result of:

• on the positive side:

- a 9.1% growth in sales volumes
- a high level of activity and consequently a high capacity utilisation rate of Michelin facilities
- strict cost control
- timely price increases in anticipation of raw material increases passed in all tire markets.

• on the negative side:

- an unfavorable Original/Replacement market mix.
- Poor order fill rate, in particular in selected sizes on the replacement market.
- rising consumption costs of raw materials, particularly natural rubber and steel.


H1 2001
H1 2002
H1 2003
H1 2004
7,7%
8,9%
9,3%
10,4%
9,0%
11,1%
13,1%
14,0%
0,9%
-0,1%
-0,4%
0,6%
6,4%
7,3%
7,9%
8,9%
PASSENGER CAR / LIGHT TRUCK
TRUCK
OTHER ACTIVITIES
GROUP

Other businesses:

This segment includes other tire businesses (for earthmovers, agricultural machines, bicycles and motorcycles and aircraft); maps and guides and ViaMichelin; distribution businesses and tire services in both Europe (Euromaster) and North America (Tire Centers LLC (TCI); suspension systems, wheels and fitments.

Analysis of operating income from Other Businesses

At +0.6%, the operating margin of the other businesses gains 1 percentage point at current scope compared to June 30, 2003. This economic performance is all the more noteworthy as the 2003 comparison base is unfavorable In 2004. This business segment includes the former Viborg distribution activities that weigh on Euromaster's profitability. At 2004 scope, the improvement of the operating margin of the other businesses is well above one percentage point.

Progress is observed across all the businesses of this reporting segment. In a context of supportive markets, the **speciality tire division** took full advantage of its restructuring efforts and its successful price increases.

Earthmover

In spite of the rise of raw material prices and the currency effect, the operating margin improves substantially versus the same period of 2003, owing in particular to firm prices and cost control. Prospects for the 2nd half-year are well oriented on the back of price rises effective July, 1.

Agricultural

Margin improves owing to the volume effect and in spite of the rise in raw material prices. prospects for the 2nd year-half are brighter than 2003, which had been adversely hit by the heat wave in Europe.

Two Wheel

Margin improves sharply, benefiting from the combined effect of higher sales, stricter control of prices and cost cuts versus 2003. Prospects for the 2nd year-half are good.

Aircraft

Margins are squeezed by raw material prices. Prospects for the 2nd year-half are in line with first half trends.

Wheels

Steel prices take their toll on profits. Margin, however, improves on the back of reorganization measures carried out in 2003 and which are proceeding according to plan. The second year-half will continue to be affected by the continued rise of steel prices.

Distribution

The Euromaster European tire distribution network has fully integrated the Viborg network. Although some problems remain in the UK due to a competitive environment, good performances can be noticed in Spain, France and a profitability improvement in Germany. Euromaster's recovery and restructuring program are on track. At 2004 scope compared with estimated pro-forma 1st half of 2003 (unaudited figures integrating Viborg), Euromaster cut its operating expenses by 5% and divided by three its operating losses. One has also to bear in mind that tire distribution profitability in Northern Europe, where the Viborg network was mostly concentrated, is limited in the 1st part of the year due to the seasonal pattern of the business

(2) Comparisons are based on an estimated pro-forma 1st half 2003 - Euromaster + Viborg. Non audited figures

Via Michelin

The development of ViaMichelin continued and breakeven should be reached in the coming years according to plan.

Maps and guides

Restructuring measures and strict control of costs contribute to an improvement in the maps and guides operating margin.

Operating income by function

For the purpose of this presentation, "cost of sales" includes supply-chain management costs and R&D costs.

Operating income is stated after employee benefit costs.

(in € million)	1st half 2004	% of sales	1st half 2003	% of sales
Net sales	7,821.0	100%	7,348.2	100%
Cost of sales	5,302.3	67.8%	5,142.3	70.0%
Gross margin	*2,518.7*	*32.2%*	*2,205.9*	*30.0%*
Selling, general and administrative expenses	1,823.9	23.3%	1,627.6	
Operating income	*694.8*	*8.9%*	*578.3*	*7.9%*
Net income	328.9	4.2%	165.5	2.3%

Gross margin represents 32.4% versus 30.0% in H1 2003.

SG&A expenses represent 23.3% versus 22.1% in H1 2003. This results from the integration of Viborg, as the latter records gross margin and SG&A expenses above Group levels as a percentage of sales.

Profit and loss by function

(in € million)	06/30/2004	06/30/2003	12/31/2003
Net sales	7,820,980	7,348,220	15,369,820
Cost of sales	5,302,265	5,142,345	10,559,026
Gross margin	2,518,715	2,205,875	4,810,794
Selling, general and administrative expenses	1,823,895	1,627,578	3,667,722
Total operating expenses	7,126,160	6,769,923	14,226,748
Operating income	694,821	578,297	1,143,072
Interest income and expense	(103,853)	(94,072)	(224,887)
Operating income from ordinary activities	590,968	484,225	918,185
Net non-recurring income and expense	(53,329)	(178,613)	18,679
Income tax	(194,329)	(120,096)	(261,435)
Net income of fully-consolidated companies	343,310	185,516	675,429
Income (losses) from companies accounted for by the equity method	776	(4,907)	(8,750)
Amortization of goodwill	(15,146)	(15,106)	(337,817)
Net income before minority interests	328,940	165,503	328,862
Net income	*318,853*	*157,526*	*317,532*

Financial Result – Interest income and expense

(in € million)	1st half 2004	1st half 2003
Interest income and expense	(85.0)	(92.1)
Exchange gains and losses	(10.0)	(0.7)
Amortization and net movements in allowances	(8.9)	(1.3)
Total	(103.9)	(94.1)

Net interest expense decreased by 10% compared with H1 2003.

Net debt has increased by €237m reaching € 3,677.4m compared to €3,439.9 at the end of 2003.

MICHELIN A better way forward

Non-recurring items

(in € million)	1st half 2004	1st half 2003
Net gains / losses on disposals of fixed assets	6.5	13.5
Restructuring measures	(66.3)	(158.9)
Other non-recurring items	6.5	(33.2)
Non-recurring items, net	(53.3)	(178.6)

In the first 6 months of 2004, the Group reported a non-recurring loss of € 53.3 million compared with a non-recurring loss of € 178 million for the 6 months period ended June 30th 2003.

Restructuring measures account for a non- recurring loss of € 66.3 million, of which:

- a provision for the progressive early retirement plan in France (€ 21.3 million)
- a provision following the Trier (Germany) Steel cord plant restructuring plan announcement.

Income tax

Income tax amounted to € 194.3 million against 120 million compared to June 30, 2003 and € 116.5 million at constant exchange rates.

The Group's average apparent tax rate is 37.3% at June 30, 2004 compared to 42.1 % in H1 2003.

The improvement of the apparent tax rate results from a better balance between loss-making and profit-making operations in H1 2004 compared to H1 2003.

Consolidated net income and net earnings per share

(1) The impact of the capital increase effective on June 30, 2003 as part of the second phase of the employee shareholder plan (1,404,300 shares) and the CFM/CGEM squeeze-out (189,995 shares) has not been taken into account for the calculation of the weighted average number of shares at June 30, 2003.

(2) After taking into account the impact of the capital increases carried out on July 4, 2003 as part of the second phase of the Employee Shareholder plan (1,404,300 shares) and the squeeze out on CFM/CGEM (189,995 shares).

	06/30/2004	06/30/2003	Variatio
Net income before minority interests (in € million)	328.9	165.5	+98.8%
Net income	318.9	157.5	+102.4%
Net earnings per share (in euros)	2.22	1.11	
Net diluted earnings per share (in euros)	2.22	1.11	
Weighted average number of ordinary shares	143387025 (2)	141 792 730 (1)	
Weighted average number of ordinary shares after dilution	143,458,261	0	
Treasury stock recorded under short-term investments	40,728	1,263,202	
Shares cancelled during the year	0	0	

Consolidated net income amounted to € 328.9 million, an increase of 98.8% versus the same period of 2003.

Group share is €318.9million.

MICHELIN A better way forward

Pensions and other post-retirement benefits

* Non audited figures

		In € million (average price)			
		June 04	2003	2002	2001
Payments	Total cash payments	180.3	357.4	541.9	268.7
	Payments for externalised obligations	82.8	133.9	346.9	78.5
	Payments to pension funds managed on behalf of Group employees and retirees	97.5	223.5	195.0	190.2

A detailed presentation of both the accounting & financial principles along with the amounts of deferred benefits are published in the 2003 Annual Report. The document is available on request and can be downloaded from the Group's web site at; www.Michelin.com/investorsrelations

Comments on the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with generally accepted French accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

	June 30, 2004	Dec. 31, 2003	June 30, 2003
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	296,376	303,595	316,448
Intangible assets	162,849	163,184	138,745
Property, plant and equipment	5,694,336	5,663,491	5,547,530
Investments	472,682	412,348	649,135
Investments at equity	71,746	58,805	62,154
	6,697,989	6,601,423	6,714,012
CURRENT ASSETS			
Inventories	3,047,266	2,769,136	3,071,310
Trade receivables	3,196,461	2,984,501	3,074,381
Other receivables, prepaid expenses and accrued income	2,007,561	2,038,187	2,237,687
Cash equivalents	267,510	539,488	385,070
Cash	1,122,880	1,234,168	673,934
	9,641,678	9,565,480	9,442,382
TOTAL ASSETS	16,339,667	16,166,903	16,156,394

	June 30, 2004	Dec. 31, 2003	June 30, 2003
STOCKHOLDERS' EQUITY			
Common stock (1)	286,774	286,774	286,774
Paid-in capital in excess of par (1)	1,839,640	1,839,640	1,839,851
Retained earnings (2)	2,405,393	2,200,946	2,183,310
	4,531,807	4,327,360	4,309,935
MINORITY INTERESTS	82,784	81,703	103,137
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,614,591	4,409,063	4,413,072
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,065,451	3,006,360	3,471,721
LIABILITIES			
Subordinated debt	500,000	500,000	0
Long and short-term debt	4,567,809	4,713,518	4,984,000
Trade payables	1,456,630	1,552,745	1,289,291
Other payables, deferred income and accrued expenses	2,135,186	1,985,217	1,998,310
	8,659,625	8,751,480	8,271,601
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	16,339,667	16,166,903	16,156,394

(1) Parent company

(2) Including net income for the year: 318,853 (June 30, 2004); 317,532 (Dec. 31, 2003); 157,526 (June 30, 2003)

MICHELIN A better way forward

Property, plant and equipment and intangible assets

(in € million)	June 30, 2004	Dec. 31, 2003	June 30, 2003
Property, plant & equipment and intangible assets, net	5,857	5,827	5,686
including property, plant & equipment	*5,694*	*5,663*	*5,548*

Capital expenditure

Additions to property, plant and equipment and intangible assets totaled € 387 million compared to € 401 million for the same period in 2003.

Since the Group's objectives and industrial policy involve investing more than 1 billion euros over the full year 2004, investment is expected to increase in the second half.

Excluding routine spending on plant and equipment (40% of total spending, including molds), the main capital expenditure projects concerned capacity increase in Shenyang & Shanghai (China), Thailand, Davydovo in Russia and Zalau (Rumania).

Financial investment

In the course of the first half 2004, the Michelin Group invested a total of € 65 million.

This chiefly involved acquisition of minority stakes:

- 10% stake in the leading Indonesian tire manufacturer Gajah Tunggal.
- 14.9% stake in the Indian truck tire leader Apollo tyre.
- And setting of the Michelin Apollo Tyres JV in India, 51% held by Michelin

Under the partnership agreements Michelin signed with both these above mentioned companies.

Working Capital Requirement

WCR is down 69 million euros compared to June 30, 2003. This represents a -1.4% decrease, -3.6% at constant exchange rates.

Changes compared to June 30, 2003 are summarized below:

(in € million)	June 30, 2004	June 30, 2003	Variation	Currency effect	Movement
Inventories	3,047	3,071	(24)	(70)	46
Trade receivables	3,196	3,074	122	(50)	172
(Trade payables)	(1,457)	(1,289)	(167)	14	(181)
Operating working capital	4,787	4,856	(69)	(106)	37

At current exchange rates, Group working capital requirements decreased to 30.6% of net sales from 33.0% as at June 30, 2003 (33.5% at constant exchange rates).

However, this decrease is more significant at constant scope as Viborg was not consolidated at June 30, 2003.

Inventories

(In € million) Net inventories	June 30, 2004	June 30, 2003	Variation	including currency effect	including movement for the year
Raw materials, semi-finished products and other supplies	991	950	41	(25)	66
Finished products	2,057	2,122	(65)	(46)	(19)
Net inventories	3,047	3,071	(24)	(70)	46

In the tire industry, the first six months of the year is traditionally a period when inventories are being built up for the winter season, as well as for a peak of demand (especially of truck tires) during the second half.

However, despite high raw material costs, the low level of inventories at the end of June 2004 is explained by strong market demand and a continuous improvement of the supply chain.

Note that Viborg inventories were not consolidated at June 30, 2003.

At current exchange rates, inventories are down to 19.5% of net sales from 20.9% a year ago. At constant exchange rates, inventories are down from 22.2% a year ago to 19.5%.

Despite the higher cost of raw materials, the increase in raw material, semi-finished product and other supplies inventories was capped to € 41 million, of which € 25 million owing to the impact of exchange rates.

Trade receivables

At € 3,196 million, trade receivables are up € 122 million compared to June 30, 2003.

At constant exchange rates, receivables decreased from 21.3% of net sales for the first half 2003 to 20.4% for the first half 2004.

As a percentage of sales, the decrease due to better receivables management is even more substantial, as Viborg receivables were not consolidated at June 30, 2003.

In accordance with French consolidated accounts principles, all securitizations, which are part of Michelin's routine financing transactions, are fully consolidated in the balance sheet.

Stockholders' equity

Stockholders' equity is up 4.6% compared to December 31, 2003. Excluding exchange rate variations, the increase would represent +3.2%.

Dividends paid during the first half 2004 amount to €181 million. The net equity increase amounts to € 205 million.

Changes in stockholders' equity and minority interests (in millions of euros).

	Common stock	Paid-in capital in excess of par	Retained earnings	Cumul. Translation adjust.	Net income	Stock-holders' equity	Minority interests	Total
At December 31, 2002	*284*	*1,807*	*2,538*	*-881*	*581*	*4,329*	*173*	*4,502*
Issuance of shares	0	5				5	0	5
Employee Share Ownership Plan	3	28	-10			21	0	21
Dividends paid					-170	-170	-11	-180
Appropriation of undistributed income			399	12	-411	0	0	0
2003 net income					318	318	11	329
Translation adjustment and other			-12	-163		-175	-93	-267
At December 31, 2003	*287*	*1,840*	*2,915*	*-1,032*	*318*	*4,327*	*82*	*4,409*
Issuance of shares						0	0	0
Employee Share Ownership Plan						0	0	0
Dividends paid					-177	-177	-5	-181
Appropriation of undistributed income			107		-141	0	0	0
1st half 2004 net income					319	319	10	329
Translation adjustment and other			0	62		62	-4	58
At June 30, 2004	*287*	*1,840*	*3,023*	*-970*	*319*	*4,531*	*83*	*4,614*

Long and short-term debt

At € 3,677 million, Group net debt was slightly up compared to December 31, 2003 (€ 3,440 million). Excluding the effect of changes in exchange rates and scope of consolidation, the increase was € 154 million or 4.5%. This increase is partly due to the increased Working Capital requirements stemming from inventory accumulation during the first half.

The Group's net debt at June 30, 2004 breaks down as follows by maturity:

	Total	< 1 year	1 to 5 years	> 5 years
At June 30, 2003	100.0%	28.9%	29.6%	41.5%
At June 30, 2004	**100.0%**	**9.3%**	**60.4%**	**30.4%**

Compared to June 30 2003, net debt is down € 248 million.

The long-term undrawn, confirmed credit lines have decreased.

The split between debt in excess of 5 years and 1 to 5 year debt has been significantly modified as the € 1bn Michelin Luxembourg* bonds have moved from the +5 years section to the 1 to 5 years section (these bonds fall due on April 16, 2009)

The duration of the debt has increased slightly from 6.0 years to 6.2 years. Compared to December, the long term debt for Eurofit** is no longer included as the companies are now consolidated by the equity method.

* This €1bn bond issue is part of the €1.5bn issued in April of 2002 in two tranches: a 7-year €1bn and a 10-year €500 million tranche.

**Eurofit is jointly controlled, owned and operated by Michelin and Continental AG.

(in € million)	June 30, 2004	June 30, 2003
Total long and short-term debt	5,068	4,984
Portion due in more than one year	3,337	2,790
Portion due in less than one year	1,731	2,194
Cash and cash equivalents	1,390	1,059
	0	0
Long-term undrawn, confirmed lines of credit	2,687	2,925
Including subordinated credit lines	748	939

MICHELIN A better way forward

Ratings

In April and June 2004 respectively, the financial rating agencies Moody's and Standard & Poor's both confirmed the long term and short term ratings of Compagnie Générale des Etablissements Michelin and Compagnie Financière Michelin.

Ratings		CGEM	CFM
Moody's	long term	Baa2**	Baa1**
	short term	P-2	P-2
S&P	long term	BBB+*	BBB+*
	short term	A/2	A/2

* With negative outlook
** With stable outlook

Moody's rates CGEM's junior subordinated loan issued on December 2003 Baa3.

S&P rates CGEM's senior unsecured debt BBB and CGEM's junior subordinated debt BBB-.

Net debt-to-equity ratio

The Group's net debt-to-equity ratio at June 30, 2004 stood at 0.80.

The Group monitors its Ebitda/Net debt ratio, which provides it with a dynamic view of its debt. At June 30, 2004, the Ebitda/Net debt ratio stood at 59.3%

	June 30, 2004	Dec. 31, 2003	June 30, 2003
Net debt (in € million)	3,677	3,440	3,925
shareholders' equity (in € million)	4,615	4,409	4,413
Net debt-to-equity ratio	*0.80*	*0.78*	*0.89*
Ebitda (*) / Net debt ratio	59.3%	57.9%	52.3%

(*) including provision reversals

Change in net debt at comparable scope of consolidation and at constant exchange rate

Change in net debt	
Decrease in cash & cash equivalents	383
Currency effect	22
Effect of changes in Group structure	(12)
Decrease in cash & cash equivalents	393
Decrease in debt	(184)
Change in accrued interest payable and other	(27)
Increase in net debt (at constant exchange rates and at comparable Group structure)	**182**

Net debt increased by €182 million at constant exchange rates and at comparable scope of consolidation.

Cash flow

At 9.8% of sales and €766 million, operating cash flow is significantly above the industry average.

Uses of funds		% of sales	Sources of funds		% of sales
Net capital expenditure	451	6%	Cash flow	766	10%
Dividends paid	181	2%	Increase in shareholders' equity	8	0%
Decrease in debt	184	2%	Decrease in cash & cash equivalents	393	5%
Increase in working capital	266	3%			
Other	84	1%			
	1,167	15%		1,167	15%

Compared to 2003, operating cash flow reached EUR 766 million, increasing 3.8%.

Free cash flow

(in € million)	1st half 2004	2003	1st half 2003
Cash flow	766	1,407	738
Change in operating working capital	(266)	135	(391)
Net cash used by investing activities	(523)	(1,243)	(720)
Free cash flow [12]	(23)	299	(372)

Free cash flow = cash flow from operating activities – cash flow from investing activities.

At June 30 2004, the Group's free cash flow is slightly negative by -EUR23 million, which represents a significant improvement compared to June 30, 2003.

- In 2003, the Group took over certain third party loans from Viborg
- Compared to December, 31, 2003 free cash flow is down but the normal seasonal pattern in inventories accounts for higher inventory in the first half than in the second half.


June 30, 03
June 30, 04
738
766
+ 172 M €
-195
-23
Free cash flow
Capex
Financial investments
Operating cash flow

Ten-year key figures and ratios

(In EUR millions)	2003	2002	2001	2000	1999 proforma
Sales	15,370	15,645	15,775	15,396	13,763
% change	(1.8%)	(0.8%)	2.5%	11.9%	10.2%
Average number of employees	127,210	126,285	127,467	128,122	130,434
Payroll costs	4,997	5,152	5,242	5,137	4,756
% of sales	32.5%	32.9%	33.2%	33.4%	34.6%
EBITDA (1)	1,992	1,978	2,091	2,170	2,127
Operating income	1,143	1,225	1,040	1,162	1,207
Opetating margin (2)	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(225)	(260)	(321)	(314)	(238)
Non-recurring items, net	19	75	(29)	(76)	(353)
Including restructuring costs	(192)	(17)	(340)	(67)	(388)
Income before tax	590	997	644	729	538
Income tax rate	(261)	(382)	(330)	(290)	(213)
Effective tax rate	44.3%	38.3%	51.2%	39.9%	39.7%
Net income including minority interests	329	614	314	438	325
Net margin	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends (3)	131	113	105	93	87
Net cash provided by operating activities (4)	1,542	1,534	1,263	1,017	1,014
Cash flow (5)	1,407	1,225	1,323	1,416	1,547
% of sales	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure (6)	1,118	967	1,150	1,201	1,252
% of sales	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals	1,017	809	1,089	1,091	1,003
Acquisitions of investments, net of disposals	229	62	(184)	166	255
Research and development costs	710	704	702	645	589
% of sales	4.6%	4.5%	4 .4%	4.2%	4.3%
Net debt (7)	NA	NA	NA	NA	NA
Average borrowing costs	5.8%	6.2%	6.1%	6.5%	9.4%
Shareholders'equity including minority interests (8)	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	NA	NA	NA	NA	NA
Net debt + securizations (9)	3,440	3,818	4,881	4,926	4,329
Debt-to-equity ratio including securization	78%	85%	113%	119%	113%
EBITDA / Net debt	57.9%	51.8%	41%	43%	47,2%
Net cash provided by operating activities/Net debt	44.8%	40.2%	30.6%	20.7%	23.4%
Interest expense (10)	219	273	311	324	419
Interest cover (Operating income/interest expense)	5.2	4.5	3.3	3.6	2.9
Free cash flow (11)	299	637	309	(241)	(300)
ROE (12)	7.3%	13.4%	7.4%	10.4%	8%
Target Economic Profit (13)	9.8%	9.8%	10.1%	11.4%	11.2%
Actual Economic Profit (14)	6.5%	9.5%	6.8%	8.3%	5.3%
Per share data					
Net assets per share (15)	30.2	30.5	29.7	28.5	26.2
Basic earnings per share, as published (16)	2.22	4.28	2.20	2.96	2.10
Diluted earnings per share, as published (17)	2.22	4.28	2.20	2.96	2.10
P/E (18)	16	8	17	13	19
Net dividend per share	ND	0.93**	0.85	0.80	0.71
Pay-out rate (19)	ND	21.73%**	38.6%	27.0%	34.2%
Net dividend yield (20)	ND	2.83%**	2.3%	2.3%	1.7%
Capital turnover rate (21)	142.7%	142.7%	108.3%	96.6%	104.7%

MICHELIN A better way forward

1999*	1998*	1997*	1996*	1995*	1994*
13,763	12,486	12,149	10,861	10,078	10,248
10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%
130,434	127,241	123,254	119,780	114,397	117,776
4,684	4,359	4,110	3,786	3,698	3,870
34.0%	34.9%	33.8%	34.9%	36.7%	37.8%
2,138	1,875	1,869	1,742	1,474	1,365
1,233	1,073	1,094	1,060	869	725
9.0%	8.6%	9.0%	9.8%	8.6%	7.1%
(245)	(220)	(229)	(214)	(261)	(276)
(353)	46	20	(129)	11	(83)
(66)	(100)	(119)	(67)	(76)	(161)
557	881	866	681	601	351
(374)	(308)	(239)	(207)	(150)	(143)
67.2%	34.9%	27.6%	30.3%	24.9%	40.8%
182	574	627	474	451	208
1.3%	4.6%	5.2%	4.4%	4.5%	2.0%
87	137	112	80	57	0.6
1,034	1,079	1,380	1,032	ND	ND
1,548	1,246	1,284	1,274	664	684
11.2%	10%	10.6%	11.7%	6.6%	6.7%
1,252	1,174	996	800	567	397
9.1%	9.4%	8.2%	7.4%	5.6%	3.9%
1,090	1,030	816	484	455	216
ND	ND	ND	ND	ND	ND
NC	NC	NC	NC	NC	NC
NA	NA	NA	NA	NA	NA
3,798	2,752	2,564	3,480	3,994	4,311
9.4%	12.7%	13.6%	10.9%	10.1%	11.5%
4,294	4,208	3,955	2,656	1,974	1,439
88%	65%	65%	131%	202%	300%
4,474	3,274	3,121	3,800	4,256	4,555
104%	78%	79%	143%	216%	317%
47.8%	57.2%	59.9%	45.8%	34.6%	30%
23.1%	32.9%	44.2%	27.2%	NA	NA
419	416	425	415	430	525
2.9	2.6	2.6	2.6	2.0	1.4
(413)	(90)	465	510	74	383
3.9%	13.7%	16.2%	18%	23.6%	14.8%
11.2%	11.7%	11.9%	ND	ND	ND
5.3%	10.5%	12.1%	ND	ND	ND
29.5	28.3	26.8	20.3	15.6	12.3
ND	ND	ND	ND	ND	ND
ND	ND	ND	ND	ND	ND
NA	NA	NA	NA	NA	NA
0.71	0.64	0.58	0.50	0.42	0.34
62.6%	16.4%	12.6%	13.4%	11%	18.8%
1.7%	1.4%	1.1%	1.4%	1.3%	1%
104.7%	102.3%	106.1%	86.2%	74.1%	87.4%

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt - cash and cash equivalents
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow – change in working capital – net capital expenditure
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above)
15. Net assets per share: net assets/ number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.A.: not applicable

N.AV.: not available

N.D.: not disclosed

* Former accounting standards

** Based on recommended dividend

Stock market data

The Michelin share

- Premier Marché de Paris Euronext
  Service à Règlement Différé
- Euroclear code 12 126 code ISIN FR0000121261
- Indices and weight in the indices at June 30, 2004:
  CAC 40 : 1,1%
  Euronext 100 : 0,48%
- Par value : 2 €
- Transaction unit : 1
- Average daily traded volume : 949.225
- Market capitalization at 06/30/2004 : 6.516 billion euros

Number of shares and shareownership

	Number of shares	Treasury stock held by CGEM	% treasury stock
31/12/2000	134 715 873	3 853 675	2,9%
31/12/2001	134 715 873	4 140 457	3,1%
31/12/2002	141 792 730	1 263 202	0,9%
31/12/2003	143 387 025	1 263 202	0,9%
30/06/2004	143 387 025	40 728	0,0%


Individual shareholders 20 %
Other foreign institutions 41 %
Personnel 2 %
Treasury stock 0 %
French institutions 37 %

Michelin shareholder ownership structure as of December 30, 2004


Individual shareholders 26,2 %
Other foreign institutions 39,1 %
Personnel 1,9 %
French institutions 32,8 %

Breakdown of Michelin voting rights as of December 30, 2004

Published net earnings per share

	1st half 2004	2003	1st half 2003	2002	2001
(in euros)	2.22	2.23	1.11	4.28	2.20

Net dividend per share (in euros)

2003	2002	2001	2000	1999*	1998**
0.93	0.93	0.85	0.80	0.71	0.64

*Proforma
**Former accounting standards

Monthly traded volumes

In euros	H1 2004	2003	2002	2001	2000	1999
Last trading day of period (closing price)	45.45	36.38	32.86	37.05	38.55	39.00
Year-on-year change	+ 24.9%	+ 10.7%	- 11.3%	- 3.9%	- 1.2%	+ 14.5%
High	45.66	38.11	45.05		41.90	49.49
Low	34.82	25.02	24.50	23.84	30.10	30.30
Market capitalization at period end in billion euros	6.52	5.22	4.66	4.99	5.19	5.25
Number of shares at period end	143,387,025	143,387,025	141,792,730	134,715,873	134,715,873	134,715,873
Average daily volume of transactions	949,225	797,844	760,143	578,980	514,485	561,436

Michelin's share performance in the first 6 months of 2004

After a long period starting in 2001 marked by resistance vis-à-vis the CAC 40 index and the main sector indices, the first half 2004 was marked by an increase in the share price approximately 20% above the CAC 40 average.

The Michelin share, thus, posted a 25% increase between January 2 and June 30, in an active market, with daily transactions close to one million shares, up 11% on 2003. This very good stock market performance reflects the positive view taken by end-investors of the readability of Michelin's strategy in light of achieved results, against a background of continuous raw material price increase and US dollar decline.



160
140
120
100
80
60
40
20
0
jan-04
feb-04
mar-04
apr-04
may-04
jun-04
Bridgestone
142
125
116
Michelin
Goodyear

Comparative performance of the Michelin, Bridgestone and Goodyear shares from January 2004 to July 2004



140
120
100
80
60
40
20
0
Earnings 2001
Q1 Sales 2002
Earnings H1 2002
Q3 Sales 2002
Earnings 2002
Q1 Sales 2002
Earnings H1 2003
Q3 Sales 2003
Michelin
Earnings 2003
Q1 Sales 2004
123
81
CAC 40
H1 2002
H2 2002
H1 2003
H2 2003
H1 2004
jan-02
mar-02
may-02
jul-02
sept-02
nov-02
jan-03
mar-03
may-03
jul-03
sept-03
nov-03
jan-04
mar-04
may-04

Comparative performance of the Michelin share and the CAC 40 index from January 2002 to July 2004


140
120
100
80
60
40
20
0
Michelin
125
105
CAC 40
jan-04
feb-04
mar-04
apr-04
may-04
jun-04

Comparative performance of the Michelin share and the CAC 40 index from Jan-04 to July 04.

The Shareholders' Advisory Committee met twice in the first half

The Shareholders' Consultative Committee met on March 23, to make further recommendations on tuning Michelin's financial communication to individual shareholder expectations. In this work session, the Committee, advised by the legal Department as to the legal framework, reviewed possible ways of rewarding individual shareholders who invest over the long term.

The Committee also formulated three questions which were put on the occasion of debates at the Shareholders' Meeting: one on Michelin's expansion objectives in Asia; one on the impact of environmental issues on product development and one on the role played by Challenge Bibendum in stimulating the emergence of future forms of mobility.



Once again, the Annual General Meeting of Michelin shareholders registered a record attendance : more than 55% of the Company's share capital was present or represented at the meeting, a clear demonstration of their strong commitment to the life of the Company.

Close to 1500 people of which 939 shareholders, including 317 employee shareholders attended the Joint Shareholders Meeting on May 14 at Clermont-Ferrand.

The 13 draft resolutions put to their vote were approved with a large majority.

After the presentation of accounts, three presentations were made on separate themes, designed for shareholders to gain a clearer insight into three activities: agricultural tires, industrial plant empowering organizations and Group operations in Asia. In a separate address, Mr. René Zingraff introduced Michelin's new baseline: " a better way forward ".

During the ensuing debate, Mr. Edouard Michelin answered Shareholders' questions concerning, among others, the double voting right, the dividend distribution policy in light of the planned cancellation of the French "avoir fiscal" tax credit, PAX System, "Michelin On Way" and Group development priorities in the areas of products and worldwide markets.

Michelin's focus on investors relations, in particular concerning financial information and corporate governance was recognized with two awards:

- Michelin's revamped "Finance" section of the website, with a new presentation, received Boursoscan-SFAF bronze medal for its Grand Prix awarded in partnership with TLB.

Moreover, the reactivity of Michelin's Investor and Individual Shareholders Relations Department was honored on the occasion part of the first Grands Prix du Gouvernement d'Entreprise organized by the French economic newspaper AGEFI. The second prize in the **'Special AFG's award' is in recognition of a key feature of corporate democracy**: several weeks in advance of the General Meeting, all shareholders receive a copy of the full report as well as the notice of meeting and a voting form.

Finally, on January 20, 2600 shareholders attended the meeting held at Carrousel du Louvre (Paris). This very productive two-hour session, enabled Mr. Edouard Michelin and Group Executive Council members to share views with the Group's Ile-de-France based shareholders.

A further two meetings, organized jointly with the Magazine INVESTIR in Bordeaux on December 1, 2004 and with CLIFF in Strasbourg on 16 December, will enable senior managers from three large CAC 40 companies including Michelin to present their firms and share with participants.

"Cliff: French investor relations officers association"

Legal structure

SCA Compagnie Générale des Etablissements Michelin (CGEM)


General Partners
Edouard Michelin
René Zingraff
SAGES
Appoint after approval from general Partners
Limited Partners
(Shareholders)
Rendent compte de leur gestion à l'Assemblée Générale des Actionnaires
Approve the proposed resolutions during the Extraordinary General Meeting of Shareholders
Appoint and revoke
Managing Partners
Edouard Michelin
René Zingraff
Ensures ongoing monitoring of management
Supervisory Board
Statutory Auditors
Management entity
Control entity

Corporate Governance

For 140 years now, Compagnie Générale des Etablissements Michelin, the Group's parent company, has been a Partnership limited by Shares. This structure fully complies with the requirements of corporate governance because it favors the deployment of long-term strategies by a stable, committed management team monitored by an independent Supervisory Board.

Furthermore, the fact that the Company only issues registered shares enables it to maintain a close, direct relationship with each of its shareholders.

The Partnership limited by Shares comprises two categories of partners.

Limited partners (shareholders)

The shareholders are liable for the Company's debt only to the extent of their capital contributions. They hold registered shares only, so the shares do not have to be blocked before the Annual Shareholders Meeting.

As part of their powers in General Meetings, the shareholders :

- Approve the accounts presented by the Managing Partners and the allocation of income ;
- Appoint :
  - the Managing Partners, subject to unanimous approval by the General Partners ,
  - the members of the Supervisory Board, selected from among the shareholders in order to represent them,
  - the Statutory Auditors.
- Approve any amendments to the Company's By-Laws.

The deliberations of the Annual Shareholders Meeting are also an opportunity for direct exchanges between Michelin and its shareholders.

General Partners

The General Partners are jointly and severally liable for the full amount of Michelin's business debt, should the Company fail.

They may only relinquish their duties and responsibilities as General Partners subject to the approval by the Shareholders in Extraordinary Shareholders Meeting.

They may also be shareholders, but if so, they do not take part in the vote for the appointment of the Supervisory Board members.

A clear-cut separation between the managerial and audit functions.

A stable management team committed over the long term

Michelin is run by one or more Managing Partners (currently Mr Edouard Michelin and Mr René Zingraff) who must be individuals and General Partners of the Company.

The Managing Partners run the Company and report on their management activity to the Supervisory Board and to the Annual Shareholders Meeting. They also draw up the financial statements for the business year and propose income allocation.

The Managing Partners' joint and several liability is the best guarantee for shareholders that Michelin will be managed in their best interests in the medium and long term.

This type of corporate structure also reinforces the management's drive to avoid undue risk.

As consideration for their responsibilities and in their capacity as General Partners, the Managing Partners are jointly entitled to a statutory share of Company profits of the financial year, as submitted to the Annual Shareholders Meeting for approval as part of their deliberation concerning the allocation of income. Since they do not receive any salary or non-cash benefits, the Managing Partners have the same interests as the shareholders in that they are not entitled to any earnings if the Company fails to post a profit.

The Managing Partners are assisted by the Group Executive Council (CEG) which meets every month and comprises ten members selected among the heads of the Group Services, the Product Lines, the Technology Center and the Geographical Zones.

An independent Supervisory Board

The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of the shareholders. It verifies the fairness of the financial statements and assesses management decisions. At the Annual Shareholders Meeting, it gives an opinion concerning the proposals by the Managing Partners to the shareholders, particularly regarding allocation of income.

Its members are elected by the shareholders and must be shareholders themselves. It draws up the Supervisory Board's Report on its work which it presents at the Annual Shareholders Meeting. Furthermore, the Chairman of the Supervisory Board reports to the Annual Shareholders Meeting on the Board's preliminary work and on the internal audit procedures set up by the Company.

The Supervisory Board currently comprises 6 members, 4 of whom are independent within the meaning of the French Report on Corporate Governance, i.e. " they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgement ".

Practically, the Supervisory Board independence is guaranteed as follows :

- Managing Partners cannot be members of the Supervisory Board or take part in the election of its members ;

- Compagnie Générale des Etablissements Michelin (CGEM) cannot own any interests in non-Group companies in which Board members are directors or managers ;
- Neither the Managing Partners nor Michelin group managers can be involved in the governing bodies of such companies ;
- The Supervisory Board must review and monitor all Group operations, earnings and prospects.

The Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for 6 years and may be dismissed by the Meeting. They verify the fairness of the financial statements and conduct other reviews pursuant to legal obligations.

More detailed information can be found in Michelin's 2003 Annual Report, and Reference Document ('Document de référence'). Both documents can be accessed on our website, at www.michelin.com.

General Partners

- **Edouard Michelin**
- **René Zingraff**

Managing Partners

Société Auxiliaire de Gestion S.A.G.E.S.

- **Edouard Michelin**
- **René Zingraff**

Supervisory Board

Chairman

- **Eric Bourdais de Charbonnière**

Members

- **François Grappotte**
- **Pierre Michelin**
- **Benoît Potier**
- **Grégoire Puiseux**
- **Edouard de Royère**

Group Executive Council

- **Michel Caron**
- **Thierry Coudurier**
- **Hervé Coyco**
- **Jean-Marc François**
- **Jim Micali**
- **Didier Miraton**
- **Jean Moreau**
- **Michel Rollier**
- **Christian Tschann**
- **Bernard Vasdeboncoeur**

More detailed information can be found in Michelin's 2003 Annual Report, and Reference Document ('Document de référence').
Both documents can be accessed on our website, at www.michelin.com .

Michelin 2004 financial agenda

- Net sales at September 30, 2004 .... *October 25, 2004*
- Individual shareholders meeting in Bordeaux .... *December 1, 2004*
- Individuel shareholders meeting in Strasbourg....... *December 16, 2004*
- 2004 Net sales .... *February 2005*
- 2004 Consolidated earnings ..... *March 1, 2005*

These dates are provisional

MICHELIN
A better way forward

First half 2004 Highlights

Business strategy - Acquisitions – Partnerships

Michelin Apollo Tyres Pvt Ltd shares business plans

on April, 20 Michelin Apollo Tyres Pvt Ltd, the new joint venture company set up between Michelin Group and Apollo Tyres Ltd. unveiled its new truck and bus radial tyre offer for the Indian market.

Michelin and pt Gajah Tunggal tbk sign business co-operation agreements

On May 12, 2004. Michelin & PT Gajah Tunggal Tbk (GT) have signed business co-operation agreements focusing on the manufacture of passenger car tires and distribution activities in Indonesia.

Under the manufacturing part of the agreement, GT will produce a selected range of Michelin Group's brands of car tires (excluding the Michelin brand), including high speed rated tires, for various markets served by Michelin. In this context, Michelin and GT have announced that Michelin simultaneously acquired 10% of GT's share capital. GT expects this co-operation to strengthen its manufacturing base.

Under the distribution agreement, GT will distribute in Indonesia, through its extensive network, a selected range of Michelin Group's passenger car and light truck tires, including Michelin and BFGoodrich brands, for the replacement market. This agreement will enhance GT's and Michelin's distribution and market positions in Indonesia.

Gajah Tunggal (GT) was founded in 1951 and is the largest tire manufacturer in South-East Asia. GT is recognized for its tires of high standing international quality, having produced off-take for a number of international tire companies. GT is also recognized as a South-East Asian pioneer tire brand exported in more than 80 countries throughout the Middle-East, North America, Europe and Australia.

Winding up of the trier steel cord production facility

The decision to wind up steel cord production at the Trier plant Germany by end 2005 has been announced to site personnel on Tuesday March, 30. The production wind up concerns 137 employees and bead wire production is expected to continue.

Negotiations have started with industrial partners and every step will be taken to propose new jobs to most of the people concerned.

Hungary: the Nyiregyhaza site is due to produce Passenger-car/Light truck tires

To cater to growing demand in Central Europe, the Hungarian site of Nyiregyhaza will produce Michelin Passenger-car/Light truck tires, which so far had only manufactured agricultural tires.

Following initial adjustment of production plant in the second year-half 2004, the plant should begin manufacture from mid 2005.



Russia: inauguration of the Davydovo plant

On July 7, 2004, Edouard Michelin inaugurated the Davydovo plant. This site produces Michelin branded passenger car tires to serve the booming Russian market. Russia's yearly passenger car / light truck replacement market represents 25 million tires. Michelin's aim is to manufacture 2 million tires per year initially.

Brazil: Michelin ramps up truck tire production capacity

In June 2004, over the next 2 years, the group announced its intention to invest some US$ 98 million to build capacity in its two industrial sites in the state of Rio de Janeiro. The operation will lead to the creation of more than 160 direct jobs and 800 indirect ones.

The investments, which concern the Campo Grande truck tire plant and the Itatiaia metal cord plant, will raise existing capacity by 40%.

Today, Michelin is Brazil's No1 radial truck tire manufacturer. By raising production capacity, Michelin intends meeting increasing demand for its products and its share of the replacement and OE market, reducing imports and, as the case may be, exporting excess production to other countries.

Yellow roadway expands Michelin's role from tires to retreads and service

Yellow Corporation acquired Roadway Corporation in December 2003.

Yellow Roadway Corporation has significantly expanded its existing relationship with Michelin for new tires, retreads, and service for the Yellow and Roadway fleets. Michelin expects Yellow Roadway to become one of its largest North American tire and retread customers. Michelin will supply well over half of the tires and retreads required to support the 450,000 consolidated wheel positions for Yellow Roadway.

Effective August 1, 2004, Michelin Americas Truck Tires (MATT) and Michelin Retread Technologies (MRT) will expand their business relationship with the Yellow Roadway companies, including Yellow Transportation and Roadway Express. National fleets and owner operators alike consistently choose Michelin for the highest quality truck tires on the road. And only Michelin Retread Technologies (MRT) offers proprietary Michelin compounds and tread designs for the best performing retreads available. Michelin's nationwide network of MRT franchisees will supply retreads and service for the new contract.

Mobility – Assistance

Honda and Nissan choose Michelin® PAX System™

Michelin® PAX System™ continues to gain ground in North America and Europe.

At the Detroit Show, Michelin announced that it will provide PAX System to Honda for a new model later this year.

Michelin also announced today that Nissan will introduce a vehicle later this year with a Michelin PAX System option for the 2005 year model. Michelin is ramping up production and establishing aftermarket service plans to support the growing demand for PAX System in North America. PAX System tires for Honda and Nissan will be produced by Michelin in one of its Columbia, S.C., facilities.

The fitments for Nissan and Honda vehicles in North America are the latest to be added by Michelin as adoption of PAX System by automakers around the world continues to grow. At the 2003 NAIAS, the first North American fitment for PAX System was introduced on Rolls Royce Phantom. PAX System has significant penetration in Europe including Renault Scenic, Audi A8 and A6 and Bugatti Veyron.



Michelin PAX System to equip the new Audi A6

At the 2004 Geneva Auto Show, Audi moved one step further in integrating PAX System into its large sedans. After Audi A8 in 2002 and Audi A6 in 2003, the new Audi A6 becomes the third Audi to adopt Michelin PAX System.

This choice confirms the carmaker's confidence in this major innovation. PAX System brings drivers the combined benefit of enhanced tire performance and highest safety levels in the event of pressure loss. The new tire's excellent road holding, world class comfort and extra low rolling resistance are so many benefits making it a solution particularly suited to the new Audi A6's sporty characteristics. Moreover, this tire is unseatable and the run-flat support ring is designed to provide a minimum 200 km at 80km/h driving autonomy at zero pressure.

Audi and Michelin teams jointly developed a new wheel specially designed for PAX System to match the car's sporty style.

The PAX System option will be available in the third quarter of 2004 throughout Europe, in summer and winter versions.



Michelin and Toyo Tire and Rubber Co.,Ltd. sign an agreement to promote PAX System

On May 3rd, Michelin and Toyo Tire & Rubber Co.,Ltd. have signed a licensing agreement that will give Toyo the opportunity to manufacture and sell PAX System.

This agreement highlights Toyo's recognition of the quality of PAX System technology and its potential as the new standard of the tire industry. Thanks to its presence in Japan, Toyo will actively contribute to the adoption of the new standard by Japanese carmakers, two of whom have already announced PAX System fitments for 2004. Toyo also agreed to adapt its distribution and after-sales service infrastructure for PAX System.

Toyo becomes the fifth tire manufacturer to adopt PAX System after Michelin, Pirelli, Goodyear and Sumitomo Rubber Industries.

MICHELIN
A better way forward

Communication

Michelin Launches its New Corporate Baseline

On May 14, Michelin launched its new corporate baseline, "Michelin, a better way forward." Unveiled at the Annual Shareholders' Meeting, the baseline reaffirms the company's mission of "contributing to sustainable mobility of goods and people by making transportation safer and easier, as well as more efficient and enjoyable."

The new baseline underscores Michelin's daily commitment of improving mobility, reflected in its innovative products and services such as Michelin PAX System, Michelin Energy, Michelin NZG, the truck tire anti-splash deflector and Michelin OnWay, all of which deliver improved safety, convenience and performance.

The new baseline also highlights Michelin's corporate citizenship commitment, demonstrated in the Group's signing of the European Road Safety Charter and the creation of Challenge Bibendum, the first international event dedicated to clean vehicles. This year, the sixth Challenge Bibendum will be hosted by Shanghai in October.

The "Michelin, a better way forward" baseline will be adapted to local languages and gradually deployed in beginning June 2004.

Innovation



Michelin North America invests in international center for automotive research

Michelin North America, Inc. announced that it will become a partner in the Clemson University International Center for Automotive Research (S.C.), funding an endowed professorship and associated laboratory. Michelin also plans to use the center for some of its future automotive research. Michelin North America will invest $3 million over five years to endow a professorship in Vehicle Electronic Systems Integration and, along with the center, is raising state and other matching funds to increase the total endowment.

The endowed chair will accelerate the development of state-of-the-art electronics and intelligent tire systems for automobiles and trucks.

Products

Michelin and Volvo Group Sign a European Truck Tire Supply Agreement

In December 2003, Michelin signed a three-year agreement to supply Volvo Group with truck tires as original equipment on Renault and Volvo trucks assembled in Europe. The agreement confirms Michelin's position as a major supplier of tires to the Volvo Group in Europe.

Michelin Group announces higher prices for its passenger car and light truck tires in Europe, in North America & other parts of the world

Michelin is raising the prices of its passenger car and light truck tires due to the sharp increase in raw material prices. The new prices will be applied across all brands between April 1 and July 1, 2004.

The prices will increase by an average of 3.5%. However, the amount of the adjustment will vary according to the country and tire type and may be as much as 5%.

The higher prices also reflect the advanced technology and enhanced performance offered by Michelin Group to each of its customers, while adhering to sound environmental principles.

New truck and bus radial tire launch for the indian market

Michelin Apollo Tyres Pvt. Ltd, the new joint venture company set up by Michelin Group and Apollo Tyres Ltd, unveiled its new truck and bus radial tire offer for the Indian market.

The new truck and bus tires, based on Michelin's leading technology, will be distributed through Apollo's large dealer network. The truck tires are specific to the Indian market and their sidewalls will feature both the Michelin and Apollo trademarks.

The new truck tires will initially be imported, and then produced at a new manufacturing facility in India. This factory is expected to be operational from the second half of 2005.

Given the increasing rate of road infrastructure development in the Subcontinent, this new truck and bus radial tire offer is expected to accelerate the growth of the radial truck tire market in India.

XOne® New XOne Tire: recognized for its innovative featrues as confirmed by market success

First launched in 2001 in North America and in 2003 in Europe, the XOne tire makes head way and is poised to change the urban truck and vehicle market. Its key benefits in terms of fuel savings (up to 5%), load reductions (up to 800 lbs) and footprint (urban bus innovation) were recognized in 2004 by the transport industry through a number of awards :

• In **North America**, SAE (Society of Automotive Engineers), known for its reputation and professional standing gave XOne its **"SAE Environmental Excellence in Transportation Award"**.

This award is designed to highlight a major contribution for the environment by a very innovative product, which has already proven its worth on the market at an industrial scale.

• In **Europe**, the truck builder **MAN** gave XOne its "**Trucknology Supplier 2003**" award on the occasion of launch of its new TGA range.This prize recompenses Michelin's long-term commitment, dynamism and ability to innovate. In June 2004, **VOS Logistics**, a large European transport firm, order more than 115 TGA tractors fitted with XOne.

Michelin RemiX : a new lease of life

In May 2004, Michelin played host to a group of European journalists in its German plant of **Hombourg** to introduce to them Michelin RemiX products and industrial retread processe.

Based on its state-of-the-art carcass technology, from design to industrial renovation, Michelin is the only manufacturer to offer its transport industry customers a double lease of life for their truck tire investment with performance matching that of new tires.

Le rechapage Michelin RemiX bénéficie des dernières innovations de sculptures, de matériaux et de procédés du pneu neuf.

Associé au recreusage pratiqué par des professionnels, il apporte économie d'usure et de carburant, sécurité et confort, et contribue directement à la protection de l'environnement.

Kleber Protectis launched in Germany, Switzerland and Austria

German, Swiss and Austrian drivers no longer have to worry about punctures, whatever the season or weather conditions. Kleber is taking advantage of the launch of its Protectis range in these countries to adapt the anti-puncture concept to a summer and winter tire offering, the Protectis and Krisalp HP Protectis ranges. Launched on 1st June, they were presented to the press and distributors in the "Protectis Tour", a roadshow visiting 19 cities. This provides a great opportunity for our customers to test the tires in real conditions, hear about our new products and share their requirements and expectations with us.

Michelin presents the first 100% Supermotard tire

What with the creation of a world championship in 2002, the professionalization of the discipline and the growing involvement of the manufacturers, Super Motard racing is booming. Given its high profile in racing, Michelin felt drawn to support and encourage this growth.

Based on extensive research and development with specialists, Michelin delivered the first tire specifically developed for competition: Michelin Supermotard. For use on tracks only, not on roads, the tire is designed to meet the vast majority of usage conditions without having to be regrooved. It is now available world-wide.

MICHELIN PRO GRIP - The best of Racing technology available in a limited edition from September

Next September, Michelin will be offering sports cycling enthusiasts the Michelin Pro Grip, the racing solution for damp conditions and wet surfaces. This special series will be sold in a limited edition.

Michelin Pro Grip has already proved its value among professionals who praised its performance in the Spring 2004 races. Indeed, this tire solution has opened up new perspectives in terms of racing strategies in the pack:

Due to its soft rubber compound developed from GP and Formula 1 wet-weather tires, Michelin Pro Grip offers exceptional grip: 60% better than Michelin Pro Race and guarantees total control of your trajectory when cornering on wet surfaces and unprecedented banking capability. It also ensures genuine safety in the event of emergency braking.

New Michelin Pilot Exalto granted the "highly recommended" rating by ADAC



The new Michelin Pilot Exalto tire presented in March at the Geneva Motor Show is the latest addition to the Michelin high performance range. It is intended for sports and leisure vehicles. It provides optimum performance on wet and dry roads together with unsurpassed per-kilometre longevity for its category. It has been the standard fitment for Renault Clio RS since December 2003 and has been available on the replacement tire market since April.

The new Michelin Pilot Exalto was tested against 14 competing tires by ADAC, the largest independent automobile club in Germany, rating it "Highly recommended". It was deemed to be the best tire on dry roads, with excellent performance on wet roads too.

Michelin ranks highest in JD Power's Asia Pacific 2004 Japan Winter Tire Customer Satisfaction Index

according to JD Power, Michelin ranks highest in customer satisfaction with winter tires in Japan. The study was based on responses from 1,130 customers who purchased a new passenger vehicle between January 2001 and June 2003 and own winter tires. Respondents have driven their winter tires an average of 7,226 km prior to being surveyed. Michelin received the highest ratings from owners in all 5 factors driving customer satisfaction: tire performance on snowy/icy road conditions, tire performance on normal road conditions, tire durability, tire appearance and tire contribution to fuel savings.

Michelin equips Virgin Atlantic Aircraft with Concorde Technology

Michelin Aircraft Tyre is providing NZG radial technology tires for the latest Airbus A340-600 aircraft operated by Virgin Atlantic Airways. This deal is part of a five-year exclusive contract to equip Virgin's Atlantic fleet comprising Boeing B747-400, Airbus A340-300 and A340-600 aircraft with Michelin tires.

The contract is a continuation of the long-standing relationship between Michelin and Virgin Atlantic. Prior to equipping their first Airbus A340-600 aircraft with NZG tires, Virgin Atlantic worked alongside Michelin to ensure that NZG radial tires received Airbus approval as rapidly as possible.

Michelin NZG radial technology tires gained recognition for their advanced safety features, which helped Concorde to fly again. They have been chosen to equip the Airbus 340-600 as they fulfil the aircraft manufacturer's requirements in terms of weight, performance and damage resistance.



Michelin innovates with a new "Regional" map concept for France

The "Regional" maps complete Michelin's offering of a new generation of road maps for France launched in 2002. To meet motorists' multiple expectations and guarantee an enjoyable travel experience, the Michelin France map collection includes four innovative ranges: National, Local, Zoom and, since April 1st 2004, Regional.

Finance

Financial rating (confirmed June 2004)

Moody's confirms its long-term and short-term ratings of Baa2 & P-2 and Baa1 & P-2 for CGEM and CFM respectively

Standard & Poor's confirms its BBB+/A/2 ratings for CGEM with a negative outlook.

Change in sales reporting policy (April 2004)

In light of the competitive environment, Michelin has decided to adopt a new presentation for its sales reporting. The Group believes that it is in the best interests of its shareholders to be consistent with industry-wide reporting standards.

Accordingly starting with Q1, Group sales variations compared to the market will be expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance vs market	New presentation	
Δ > 2.5%	++	Market share gain
0.5%< Δ <2.5%	+	
-0.5%< Δ <0.5%	=	In line with market
-2.5%< Δ <-0.5%	-	Market share loss
Δ < -2.5%	--	

Michelin and its personnel

Mid-term Job Management

In France, Michelin recruited 1084 people in 2003, including more than 700 managers, collaborators, technicians and supervisors and 350 production workers. These recruitments reflect the Company's need to make up for retirements in the next few years.

In June 2004, as part of MFPM's job management plan, the Company indicated that close to 6000 staff would leave the Company before the end of 2006 as a result of retirement leave, as part of an early retirement scheme or through staff turnover.

On account of this large outflow and of the need to renew its age pyramid, the Company will maintain the recruitment momentum begun in 1998 and recruit around one thousand new staff every year until 2006. Consequently, there will be a new reduction of 2,900 jobs over the period 2004-2006.

On June 17, 2004 an agreement on a voluntary early retirement scheme PRP *(Pré Retraite Progressive)* was concluded with staff representative bodies. Under the agreement, a request for approval of the PRP scheme was lodged with the public authorities. This scheme will allow the employees concerned (760 staff including 90 production and administrative workers to prepare for retirement through a gradual reduction of their working hours.

Consolidated Statement of Income
(in EUR thousand)

In € thousands	1st half 2004	1st half 2003	2003
OPERATING REVENUE	***8,095,832***	***7,570,316***	***15,974,649***
Net sales	7,820,980	7,348,220	15,369,820
Reversals of allowances	53,631	6,531	28,208
Other operating revenues	221,221	215,565	576,621
OPERATING EXPENSES	***(7,401,011)***	***(6,992,019)***	***(14,831,577)***
Purchases used in production	2,618,909	2,324,806	5,372,669
Payroll costs	2,537,272	2,530,235	4,996,925
Other operating expenses	1,681,471	1,589,841	3,360,310
Tax other than on income	113,928	120,801	244,355
Depreciation and amortization	401,017	408,288	818,526
Charges to allowances and provisions	48,414	18,048	38,792
OPERATING INCOME	***694,821***	***578,297***	***1,143,072***
NET INTEREST EXPENSE	(103,853)	(94,072)	(224,887)
OPERATING INCOME FROM ORDINARY ACTIVITIES	***590,968***	***484,225***	***918,185***
NET NON-RECURRING INCOME AND EXPENSE	(53,329)	(178,613)	18,679
INCOME TAX	(194,329)	(120,096)	(261,435)
NET INCOME OF FULLY-CONSOLIDATED COMPANIES	343,310	185,516	675,429
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	776	(4,907)	(8,750)
AMORTIZATION OF GOODWILL	(15,146)	(15,106)	(337,817)
NET INCOME BEFORE MINORITY INTERESTS	***328,940***	***165,503***	***328,862***
Net income	318,853	157,526	317,532
Minority interests	10,087	7,977	11,330
Basic earnings per share (in euros)	2.22	1.11	2.23
Diluted earnings per share (in euros)	2.22	1.11	2.23

MICHELIN A better way forward

Comments on the consolidated balance sheet

	June 30, 2004	Dec. 31, 2003	June 30, 2003
Issued, uncalled capital	0	0	0
FIXED ASSETS			
Goodwill	296,376	303,595	316,448
Intangible assets	162,849	163,184	138,745
Property, plant and equipment	5,694,336	5,663,491	5,547,530
Investments	472,682	412,348	649,135
Investments at equity	71,746	58,805	62,154
	6,697,989	6,601,423	6,714,012
CURRENT ASSETS			
Inventories	3,047,266	2,769,136	3,071,310
Trade receivables	3,196,461	2,984,501	3,074,381
Other receivables, prepaid expenses and accrued income	2,007,561	2,038,187	2,237,687
Cash equivalents	267,510	539,488	385,070
Cash	1,122,880	1,234,168	673,934
	9,641,678	9,565,480	9,442,382
TOTAL ASSETS	16,339,667	16,166,903	16,156,394

	June 30, 2004	Dec. 31, 2003	June 30, 2003
STOCKHOLDERS' EQUITY			
Common stock [1]	286,774	286,774	286,774
Paid-in capital in excess of par [1]	1,839,640	1,839,640	1,839,851
Retained earnings [2]	2,405,393	2,200,946	2,183,310
	4,531,807	4,327,360	4,309,935
MINORITY INTERESTS	82,784	81,703	103,137
STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,614,591	4,409,063	4,413,072
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,065,451	3,006,360	3,471,721
LIABILITIES			
Subordinated debt	500,000	500,000	0
Long and short-term debt	4,567,809	4,713,518	4,984,000
Trade payables	1,456,630	1,552,745	1,289,291
Other payables, deferred income and accrued expenses	2,135,186	1,985,217	1,998,310
	8,659,625	8,751,480	8,271,601
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	16,339,667	16,166,903	16,156,394

(1) Parent company

(2) Including net income for the year 318,853 317,532 157,526

MICHELIN A better way forward

Consolidated Statement of Cash flow for the 1st half 2004

Michelin Group - in € thousand	1st half 2004	2003	1st half 2003
CASH FLOW FROM OPERATING ACTIVITIES			
- Net income before minority interests	328,940	328,862	165,503
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:			
- Depreciation and amortization	418,632	1,162,520	425,042
- Allowances, provisions and deferred tax	15,714	(87,145)	145,728
- Net gains on disposals of assets	10,117	8,371	3,303
- Other	(7,266)	(5,240)	(1,204)
Cash flow	766,137	1,407,368	738,372
- Change in inventories	(261,076)	(43,059)	(309,697)
- Change in receivables	(192,725)	14,081	(37,670)
- Change in payables	(13,244)	44,420	(43,202)
- Other changes in working capital	201,049	119,342	177,612
Net change in working capital	(265,996)	134,784	(212,957)
Net cash provided by operating activities	500,141	1,542,152	525,415
CASH FLOW FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	(435,793)	(1,117,798)	(401,265)
- Additions to investments	(100,067)	(305,199)	(348,633)
Total	(535,860)	(1,422,997)	(749,898)
- Proceeds from disposals of property, plant and equipment and intangible assets	49,416	100,586	29,810
- Proceeds from disposals of investments	35,322	76,333	51,385
Total	84,738	176,919	81,195
Net investment for the period	(451,122)	(1,246,078)	(668,703)
Impact of changes in Group structure	(12,334)	14,884	34
Net change in working capital	(59,361)	(11,469)	(51,519)
Net cash (used) by investing activities	(522,817)	(1,242,663)	(720,188)
CASH FLOW FROM FINANCING ACTIVTIES			
Employee Share Ownership Plan	0	20,739	20,488
Expenses related to the stock-for-stock offer	0	(645)	0
- Dividends paid to parent company shareholders	(133,312)	(130,692)	(130,692)
- Other dividends paid	(47,870)	(49,669)	(46,079)
Total	(181,182)	(160,267)	(156,283)
Change in long and short-term debt	(184,293)	513,936	293,253
	(16,798)	(46,811)	(59,767)
Net cash (used) provided by financing activities	(382,273)	306,858	77,203
Effect of exchange rate changes on cash and cash equivalents	21,683	(41,759)	(32,494)
Change in cash and cash equivalents	(383,266)	564,588	(150,064)
Cash and cash equivalents at beginning of period	1,773,656	1,209,068	1,209,068
Cash and cash equivalents at the period-end	1,390,390	1,773,656	1,059,004
Including - Cash	1,122,880	1,234,168	673,934
- Cash equivalents	267,510	539,488	385,070

NOTE TO CONSOLIDATED INTERIM ACCOUNTS TO JUNE 30, 2004

CONSOLIDATION PRINCIPLES

The consolidated accounts for the first half 2004 have been prepared in accordance with the generally accepted accounting regulations applicable in France. The rules and methods applied to draw up consolidated accounts comply with standard 99-02 of Comité de la Réglementation Comptable.

ACCOUNTING PRINCIPLES AND MEASUREMENT METHOD

The interim consolidated accounts for the period ended June 30, 2004 are prepared and presented in accordance with the generally accepted principles and with due regard to the principle of prudence, separation of accounting periods and going concern. When required, expenses are arbitrarily booked in monthly installments for those on an annual nature and using estimates when it is deemed necessary.

CHANGE IN THE SCOPE OF CONSOLIDATED COMPANIES VERSUS THE FIRST HALF 2003

First half 2003 accounts do not include the Viborg Group, which was first consolidated in the accounts to December 31, 2003.

The change in scope does not have a significant impact on comparability of half-year financial statements.

ACQUISITIONS OF MINORITY INTERESTS

INDIA:

In March 2004 the partnership agreement signed in November 2003 by Michelin and Apollo Tyres Ltd gave rise to the following:

- acquisition by Michelin of 14.9% of the company's capital,
- settting up of the Michelin Apollo Tyres Private Ltd joint venture 51% held by Michelin and 49% held by Apollo Tyres Ltd. This company will manufacture and sell truck and bus tires. It will also market and sell all types of tires.

INDONESIA:

In May 2004, Michelin and PT Gajah Tunggal Tbk (GT) concluded a double trading partnership agreement involving manufacture and distribution of tires in Indonesia.

Under the industrial side of the agreement, GT will produce a range passenger car tires for different markets where Michelin Group operates.

Under the distribution side of the agreement, GT will distribute in Indonesia passenger car and light truck tires, and in particular Michelin and BFGoodrich branded tires, for the replacement market.

Michelin acquired 10% of GT's capital.

CHANGE IN TREASURY STOCK

During the first half 2004, 114,664 Compagnie Générale des Etablissements Michelin stocks were cancelled.

STOCK OPTION PLANS

The status of stock option plans at June 30, 2004 is as follows:

Date			Number of options				Exercice Price (€)
Allocation	**exercise**	**expiry**	**allocated**	**called**	**cancelled**	**balance**	
May 2002	May 2006	May 2011	716 600	0	13 000	703 600	44.00
May 2003	May 2007	May 2012	243 000	0	3 000	240 000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226 200	0	1 200	225 000	34.00
May 2004	May 2008	May 2013	179 900	0	0	179 900	40.00
		TOTAL	1 365 700	0	17 200	1 348 500	

SECURITIZATION PROGRAM

At June 30, 2004, the total amount of securitized receivables amounts to EUR 690 million.

The special purpose vehicles which have been set up for the purpose of the securitization program are consolidated. Trade receivables, corresponding financings and associated risks are therefore booked in the Group's balance sheet.

NET NON-RECURRING INCOME AND EXPENSE

Net non-recurring income and expense is a EUR 53 million loss. It includes in particular the estimated cost of the following measures:

In EUR million

- France's progressive pre-retirement Convention 21
- Wind up of Trier steel cord production 10

SEGMENT INFORMATION (In EUR thousand)

Business segments	Passenger car / Light truck	Truck	Other businesses	inter-segment eliminations	Total
30/06/2004					
Net sales	3 737 245	2 077 272	2 472 096	- 465 633	7 820 980
Operating income	389 546	290 232	15 043		694 821
30/06/2003					
Net sales	3 633 057	1 903 523	2 177 363	- 365 723	7 348 220
Operating income	339 429	248 418	- 9 549		578 297
31/12/2003					
Net sales	7 456 824	3 968 507	4 859 336	- 914 847	15 369 820
Operating income	664 002	521 490	- 42 420		1 143 072

INCOME STATEMENT ANALYZED BY FUNCTION TO 30.06.2004, 30.06.2003 AND 31.12.2003 (In EUR thousand)

	30.06.2004	30.06.2003	31.12.2003
Net sales	**7 820 980**	**7 348 220**	**15 369 820**
Cost of sales	5 302 265	5 142 345	10 559 026
Gross margin	**2 518 715**	**2 205 875**	**4 810 794**
Selling, general and administrative expenses	1 823 894	1 627 578	3 667 722
Total operating expenses	7 126 159	6 769 923	14 226 748
Operating income	**694 821**	**578 297**	**1 143 072**
Interest income and expense	- 103 853	- 94 072	- 224 887
Net Income from ordinary activities	**590 968**	**484 225**	**918 185**
Net non-recurring income and expense	- 53 329	- 178 613	18 679
Income tax	- 194 329	- 120 096	- 261 435
Net Income of fully consolidated companies	**343 310**	**185 516**	**675 429**
Income/losses from companies accounted for by the equity	776	- 4 907	- 8 750
Amortization of goodwill	- 15 146	- 15 106	- 337 817
Net income before minority interest	**328 940**	**165 503**	**328 862**
Net income	*318 853*	*157 526*	*317 532*

Contacts

Michelin
Place des Carmes-Déchaux
63040 Clermont-Ferrand cedex 9
FRANCE

Press

Fabienne de Brébisson	Telephone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	Fabienne.de-brebisson@fr.michelin.com

Institutional shareholders and financial analysts

Eric Le Corre	Telephone	33 (1) 45 66 10 04/ 33 (4) 73 32 77 92
	Fax	33 (1) 45 66 13 19/ 33 (4) 73 32 27 16
	e-mail	Eric.le-corre@fr.michelin.com
		Investor-relations@fr.michelin.com
Jacques-Philippe Hollaender	Telephone	33 (4) 73 32 18 02/ 33 (1) 45 66 11 07
	Fax	33 (4) 73 32 27 16/ 33 (1) 45 66 13 19
	e-mail	jacques-philippe.hollaender@fr.michelin.com
		Investor-relations@fr.michelin.com

Individual shareholders

Jacques Thonier	Telephone	33 (4) 73 98 59 00
	Fax	33 (4) 73 98 59 04
	N° Vert	0 800 00 02 22

Web sites http://www.michelin.com